FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 25, 2006
International Uranium Corporation
(Translation of registrant’s name into English)
Suite 2101 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Uranium Corporation (Registrant)
Date: October 25, 2006	By:	/s/ Ron F. Hochstein
Ron F. Hochstein, President and CEO

Exhibit Index

Exhibit Number	Description

1	Notice of Special Meeting of Shareholders, Management Information Circular and Proxy Statement

2	Form of Proxy

INTERNATIONAL URANIUM CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT
CONCERNING THE PROPOSED BUSINESS COMBINATION OF
INTERNATIONAL URANIUM CORPORATION AND DENISON MINES INC.
OCTOBER 18, 2006

INTERNATIONAL URANIUM CORPORATION
October 18, 2006
To Our Shareholders,
On September 18, 2006 International Uranium Corporation (“IUC”) announced its intention to enter into a merger pursuant to a plan of arrangement with Denison Mines Inc. (“Denison”). The merger of IUC and Denison will create a growth oriented and diversified uranium producer with estimated combined annual production of approximately 5 million pounds U3O8 by 2010 and a strong financial position with approximately Cdn$130 million in working capital.
As of June 30, 2006, the combined company’s pro forma financial highlights include:
•	Cash and short-term investments of approximately Cdn$120 million

•	No long-term debt
The strength of the pro forma balance sheet will allow the combined company to pursue a development growth strategy and fund an aggressive exploration program.
The combined company will be positioned as the premier North American uranium intermediate producer, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the combined company will have ownership interests in two of the four operating uranium mills in North America today. The combination of a diversified mining asset base with parallel ownership of milling infrastructure in highly politically stable jurisdictions will uniquely position the combined company for growth and development into the future.
The combined company will also have a strong exploration position with large land positions in the United States, Canada and Mongolia. Correspondingly, the combined company will have one of the largest uranium exploration teams among intermediate uranium companies. In addition, the combined company will have further exposure to exploration through equity investments in JNR Resources Inc., Energy Metals Limited in Australia and several other exploration companies. The combined company will continue to be the manager of Uranium Participation Corporation, a company created to buy, hold and sell uranium.
E. Peter Farmer will become the Chief Executive Officer of the combined company and I will become the President and Chief Operating Officer. James R. Anderson will be the Chief Financial Officer. Both Denison and IUC will be equally represented on the board of directors of the combined company, with Lukas H. Lundin acting as Chairman of the Board.
At the closing of the plan of arrangement, Denison will amalgamate with a wholly owned subsidiary of IUC and holders of Denison common shares will exchange each one of their Denison common shares for 2.88 IUC common shares. IUC shareholders will continue to hold their existing common shares. The combined company will be renamed Denison Mines Ltd. and will retain a primary listing on the Toronto Stock Exchange. Under the terms of the arrangement, Denison’s outstanding stock options will vest and will, as a result of the Arrangement, represent the right to receive shares of the combined company, with appropriate adjustments to reflect the exchange ratio between the Denison common shares and the IUC common shares, including any necessary adjustments to the exercise price of the options. Under the terms of Denison’s two outstanding series of warrants, upon the completion of the arrangement, upon the exercise of such warrants, holders of Denison warrants will be entitled to receive 2.88 IUC common shares.
Existing IUC and Denison shareholders will each own approximately 50% of the combined company. The combined company will have approximately 176 million common shares outstanding at the completion of the merger.
The board of directors of each of Denison and IUC have received fairness opinions from their respective financial advisors with respect to the transaction consideration. Both boards are unanimously recommending approval of the transaction by their respective shareholders and/or securityholders, as the case may be.
The transaction between IUC and Denison is conditional upon the approval of a majority of IUC’s shareholders who vote with respect to the issuance of IUC common shares to former shareholders of Denison and upon the approval of 66 2/3% of IUC’s shareholders who vote with respect to the change of IUC’s name to Denison Mines Ltd. The transaction is also conditional upon the approval of 66 2/3% of Denison’s securityholders who vote with respect to the arrangement between IUC and Denison. Special shareholders’ meetings will be held by Denison and IUC on November 20, 2006. The transaction is currently expected to close by December 1, 2006, subject to receipt of all requisite approvals. Further details about the merger can be found in the accompanying management information circular and proxy statement.
The IUC board of directors unanimously recommends that shareholders vote in favour of the matters to be placed before them in connection with the arrangement transaction. The directors and senior officers of each company have entered into agreements to vote their respective shareholdings in support of the transaction and to refrain from disposing of their shares prior to the applicable shareholders’ or securityholders’ meeting. The Lundin family interests, being the holders of approximately 14.7% in total of IUC, have also pledged their support of the transaction.
I am very enthusiastic about the future of the combined company and look forward to continue to develop the combined company together with our new colleagues at Denison. We believe the combined operating, development and exploration expertise of the two companies will create a strong foundation for continued growth. The combined company will have ownership interests in two of the four active uranium mills in North America and IUC’s U.S. mine development programs will add to Denison’s ongoing McClean Lake production. The combined company will also have substantial mineral reserves and resources and an exploration program to provide for future growth.
Please read the attached management information circular and proxy statement carefully and vote your IUC shares in favour of the matters set forth in the management information circular and proxy statement.
Yours sincerely
“Ronald F. Hochstein”
Ronald F. Hochstein
Chief Executive Officer and President

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF INTERNATIONAL URANIUM CORPORATION
NOTICE IS HEREBY GIVEN that the special meeting (the “IUC Meeting”) of the shareholders (the “IUC Shareholders”) of International Uranium Corporation (“IUC” or the “Corporation”) will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, M5K 1B2 on Monday, November 20, 2006 at 10:30 a.m. (Toronto time) for the following purposes:
1.	to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the “Share Issue Resolution”), the full text of which is reproduced at Schedule A to the accompanying management information circular (the “Circular”), authorizing the issue of up to a maximum of 102,000,000 IUC common shares in connection with the proposed arrangement including the business combination (the “Arrangement”) pursuant to the Business Corporations Act (Ontario), of IUC and Denison Mines Inc. (“Denison”), including IUC common shares issuable upon the exercise of outstanding options and warrants of Denison, as more particularly described in the Circular;
2.	to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the “IUC New Board Resolution”), the full text of which is reproduced at Schedule B to the Circular, appointing three additional directors to the IUC Board of Directors;
3.	to consider and, if deemed appropriate, to pass, with or without variation, conditional upon completion of the Arrangement, a resolution (the “IUC SOP Amendment Resolution”), the full text of which is reproduced at Schedule C to the Circular, authorizing and approving amendments to the IUC incentive stock option plan;
4.	to consider and, if deemed appropriate, to pass, with or without variation, conditional upon completion of the Arrangement, a special resolution (the “Name Change Resolution”), the full text of which is reproduced at Schedule D to the Circular, authorizing the change of name of IUC to “Denison Mines Ltd.” or such other name containing the name “Denison” as shall be authorized by the IUC Board of Directors and Denison; and
5.	to transact such other business as may properly come before the IUC Meeting or any adjournment or postponement thereof.
Specific details of the matters proposed to be put before the IUC Meeting are set forth in the Circular.
The Arrangement will be completed pursuant to the arrangement agreement (the “Arrangement Agreement”) and the Plan of Arrangement thereunder dated September 18, 2006, as amended and restated on October 16, 2006 with effect as and from September 18, 2006 among IUC, 2113537 Ontario Inc. and Denison, a copy of which is attached as Schedule E to the Circular. A description of the Arrangement and the other matters to be dealt with at the IUC Meeting is included in the Circular.
Only IUC Shareholders of record at the close of business on October 16, 2006 are entitled to receive notice of the IUC Meeting and any adjournment or postponement thereof.

IUC Shareholders who are unable to be present in person at the IUC Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by International Uranium Corporation, c/o its registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by no later than 10:30 a.m. (Toronto time) on November 16, 2006 or, in the case of any adjournment or postponement of the IUC Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed IUC Meeting.
DATED at Vancouver this 18th day of October, 2006.
BY ORDER OF THE BOARD
“Ronald F. Hochstein”
RONALD F. HOCHSTEIN
Chief Executive Officer and President

INFORMATION CIRCULAR
Introduction
This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of IUC for use at the IUC Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the IUC Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement which is attached as Schedule E to this Circular. You are urged to carefully read the full text of the Plan of Arrangement.
All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary”. Information contained in this Circular is given as of October 18, 2006 unless otherwise specifically stated.
Documents Incorporated by Reference
Information has been incorporated by reference in this Circular from documents filed by each of IUC and Denison with securities commissions or similar authorities in Canada. Documents incorporated by reference are also available, under the respective profiles of IUC and Denison, on the SEDAR website at www.sedar.com.
Forward Looking Statements
This Circular contains forward-looking statements within the meaning of Section 21E of the 1934 Act and applicable Canadian securities laws. All statements other than statements of historical fact contained in this Circular are forward-looking statements, including without limitation, statements regarding the future benefits of the proposed combination of IUC and Denison, financial position, business strategy, proposed acquisitions, exploration activities, budgets, litigation, projected costs and plans and objectives of or involving IUC or Denison. IUC Shareholders can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to: fluctuation of mineral prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, political risks, statutory and regulatory compliance, changes to laws, regulations and permits governing operations and activities of mining companies, industrial accidents, labour disputes, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, repatriation of earnings to Canada from other jurisdictions, dependence on contractors, key management employees, conflicts of interest, significant and increasing competition in the mining industry stock price and volume volatility, approval of the Arrangement by the required securityholders of IUC and Denison and the timing of the Final Order and the Effective Date of the Arrangement as well as the stock exchange listing of securities issued under the Arrangement. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Circular. Although IUC believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Please refer to “Risk Factors” in this Circular. Readers should not place undue reliance on forward-looking statements.
The mineral resource figures disclosed in, or incorporated by reference into, this Circular are estimates and no assurances can be given that the indicated levels will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While IUC believes that the resource estimates disclosed in this Circular are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on IUC.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.
IUC Shareholders in the United States are advised that the definitions of the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” under CIM Standards are different than the definitions adopted by the SEC and applicable to U.S. companies filing reports with the SEC pursuant to Guide 7. It is the view of the SEC’s staff that:
•	a feasibility study is required to meet the requirements to designate reserves under Guide 7;

•	a historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves; and

•	to meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.
In addition, while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, the SEC does not recognize them. As such, information contained herein or incorporated by reference herein concerning descriptions of mineralization, resources and reserves under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The forward-looking statements contained herein or incorporated by reference are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and, except as required under applicable securities laws, IUC undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.
Exchange Rate Information
All dollar amounts set forth in this Circular are in U.S. dollars, except where otherwise indicated. All references to “Canadian dollars” or to “Cdn$” are to Canadian dollars. The following table sets forth the rate of exchange for the U.S. dollar, expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect during such periods and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	6 Months ended	9 Months ended
	ended June	ended September
	June 30, 2006	30, 2006	Year ended December 31,
			2005	2004	2003
Rate at end of period	$0.8969	$0.8968	$0.8579	$0.8310	$0.7738
Average rate during period	0.8787	0.8831	0.8276	0.7719	0.7205
High for period	0.9100	0.9100	0.8690	0.8493	0.7739
Low for period	0.8528	0.8528	0.7872	0.7158	0.6350
The noon buying rate on October 18, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals US$0.8788.

SUMMARY INFORMATION
The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular including the Schedules hereto. Capitalized terms not otherwise defined in this Summary are defined in the Glossary or elsewhere in the Circular including the Schedules hereto. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.
The IUC Meeting
Date, Time and Place
The IUC Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, M5K 1B2 on Monday, November 20, 2006 at 10:30 a.m. (Toronto time) for the purposes set forth in the accompanying Notice of Special Meeting.
Record Date
The Record Date for determining the registered IUC Shareholders for the IUC Meeting is October 16, 2006.
Purpose of the IUC Meeting
At the IUC Meeting, IUC Shareholders will be asked to approve resolutions: (i) authorizing the issuance of up to a maximum of 102,000,000 IUC Shares including approximately 13,907,517 IUC Shares that may be issued upon the exercise of Denison Options and Denison Warrants, in connection with the Arrangement (the “Share Issue Resolution”); (ii) appointing three directors to the IUC Board of Directors (the “IUC New Board Resolution”); (iii) amending the IUC incentive stock option plan; (1) to provide that options may be granted that equal up to 10% of the issued and outstanding common shares of IUC from time to time, up to a maximum of 20,000,000 options; (2) to remove the “reloading” feature of options that have been exercised such that the number of exercised options is not added to the pool of options available for future issuance; and (3) to provide that on a change of control, unvested options may be exercised not only before the close of any such change of control transaction, but up to 60 days following the close of any such transaction (the “IUC SOP Amendment Resolution”); and (iv) authorizing the change of name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the IUC Board of Directors and the board of directors of Denison (the “Name Change Resolution”).
The vote required to approve all of the above resolutions, other than the Name Change Resolution, requires the approval of not less than 50% of the votes cast by IUC Shareholders, either in person or by proxy, at the IUC Meeting. The vote required to approve the Name Change Resolution requires the approval of not less than 66 2/3% of the votes cast by IUC Shareholders, either in person or by proxy, at the IUC Meeting.
Denison Mines Inc.
Denison was incorporated on September 25, 2003 under the OBCA and commenced operations on March 8, 2004 when it acquired the uranium mining and environmental services businesses from Denison Energy Inc. in connection with the reorganization of Denison Energy Inc.

Denison is primarily a uranium exploration, development and production company. Denison’s principal assets are its interests in the McClean Lake uranium facility and the Midwest Uranium Project, both of which are located in Northern Saskatchewan and operated by AREVA Resources Canada Inc. (“AREVA”). Denison’s mineral exploration activities during 2005 concentrated on uranium through the Wheeler River, Wolly and Waterfound River joint ventures in Northern Saskatchewan and through its Mongolia joint venture, together with ongoing exploration of targets on the McClean Lake and Midwest properties. Denison is also the manager of Uranium Participation Corporation (“UPC”) and operates an environmental and mine reclamation business through its Denison Environmental Services division. Denison also has an interest in a uranium joint venture in Mongolia with an affiliate of AREVA and participates in uranium exploration in Australia through its 12% equity interest in Energy Metals Limited.
Denison owns 30% of the outstanding common shares of McClean Uranium Limited (“MUL”). The balance of the common shares of MUL are held by AREVA. AREVA and Denison jointly market their respective shares of production from the McClean Lake uranium project to electrical utilities around the world (directly and through uranium traders) through MUL. There is no Subsidiary of Denison whose total assets or whose total revenue constituted more than 10% of the consolidated assets or consolidated revenue of Denison for the most recent fiscal year end. Subsidiaries, if considered in the aggregate, represent less than 10% of the total consolidated assets or total consolidated revenue of Denison.
The Denison Shares trade on the TSX under the symbol “DEN”.
See Schedule I – Additional Disclosure Regarding Denison Mines Inc. – for more information regarding Denison.
International Uranium Corporation
IUC was incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the OBCA. Thornbury Capital Corporation was incorporated under the laws of the Province of Ontario by Letters Patent on September 29, 1950. On May 9, 1997 these two companies amalgamated to form “International Uranium Corporation”. IUC is governed by the OBCA. The IUC Shares trade on the TSX under the symbol “IUC”. The common shares of IUC are registered under the 1934 Act. However, the IUC Shares to be issued to holders of Denison Shares under the Arrangement are not required to be, and will not be, registered under the 1933 Act. See, “Regulatory Matters – Issue and Resale of IUC Shares – United States”.
IUC is engaged in uranium exploration, mining and milling, including the business of recycling uranium-bearing waste products at its White Mesa uranium mill as an alternative to the direct disposal of these waste products. In addition, IUC sells uranium recovered from these operations, IUC also sells vanadium and other metals that can be produced as a co-product with uranium. IUC has uranium exploration programs in Mongolia and in the Athabasca Basin Region of Saskatchewan, Canada. IUC owns several uranium and uranium/vanadium mines in the United States. Some of these mines have recommenced, operations, while the others remain on standby. In addition, IUC owns approximately a 41.6% equity interest in Fortress, which is engaged in precious and base metal exploration in Russia, Mongolia and Nicaragua.
United States Assets
IUC’s principal assets in the United States are:
–	the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant located near Blanding, Utah.

–	the Arizona Strip uranium properties, in north central Arizona.

–	the Colorado Plateau uranium/vanadium properties, straddling the southwestern Colorado and Utah border.

–	the Henry Mountains complex uranium properties, in south central Utah.

–	various uranium alternate feed processing contracts and joint venture contracts.
Canadian Assets
In Canada, IUC has the following uranium exploration assets located in the Athabasca Basin, Saskatchewan:
–	a 75% interest in the Moore Lake property.

–	a 60% interest in the Bell Lake property.

–	an option to earn a 75% interest in the Park Creek property.

–	an option to earn a 51% interest in the Huard-Kirsch property.

–	an option to earn a 75% interest in the Lazy Edward Bay property.

–	an option to earn a 75% interest in the Crawford Lake and Brown Lake projects, subject to signing of formal agreements.

–	an option to earn a 75% interest in the Kelic Lake, South Dufferin, Pendelton Lake and Cigar South properties and an option to earn a 51% interest in the North Wedge property.

–	a 50/50 joint venture in the Hatchet Lake project, subject to signing a formal agreement.

–	a 100% interest in the Key Lake South, Perpete Lake, Ford Lake and Johnstone Lake properties.

–	additional staked exploration ground in the Athabasca Basin.
In addition, IUC has an option to earn a 75% interest in the Simms Lake uranium exploration property in western Labrador.
Mongolian Assets
IUC has the following assets in Mongolia:
–	a 70% interest in the Gurvan-Saihan Joint Venture. The other parties to this joint venture include the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to the remaining 15%. As of October 18, 2006, the Gurvan-Saihan Joint Venture holds 1.8 million hectares of uranium exploration properties.

–	nine exploration licenses, totalling 539,000 hectares as of October 18, 2006, which are wholly owned by IUC through its Subsidiary, International Uranium Mongolia, XXK.

–	an option to earn a 65% interest in two uranium exploration licenses totalling approximately 1.2 million hectares.
Fortress Properties
IUC has a 41.6% equity interest in Fortress and Fortress has the following assets
–	gold and base metals exploration properties in Mongolia, totalling 2.3 million hectares, as of October 18, 2006.

–	an option to earn an 80% interest in the Svetloye gold project in eastern Russia.

–	exploration concessions totalling 109,482 hectares in Nicaragua.
Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST), and have traded in the range of Cdn$0.78 to Cdn$1.71 per share between January 3, 2006 and October 18, 2006, with the total volume of shares traded during that period being 30,876,895 shares. The closing price of the Fortress shares as of October 18, 2006 was Cdn$0.90.
See Schedule G – Additional Disclosure Regarding International Uranium Corporation – for more information regarding IUC.
IUC Subco
IUC Subco was incorporated on September 18, 2006 under the OBCA. All of the outstanding common shares of IUC Subco are owned by IUC. To date, IUC Subco has not entered into any agreements or conducted any business except for entering into the Arrangement Agreement.
The Arrangement Agreement
     The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, on the Effective Date, Denison will amalgamate with IUC Subco and each one issued and outstanding Denison Share (other than those held by Denison Dissenting Shareholders) shall be deemed to be transferred to IUC in exchange for 2.88 IUC Shares. For other terms and conditions of the Arrangement, see “The Arrangement Agreement” and see “The Arrangement — Effect of the Arrangement “ for a discussion of the treatment of the Denison Options and the Denison Warrants.
Conditions to the Arrangement
The respective obligations of Denison and IUC to complete the transactions contemplated by the Arrangement are subject to a number of conditions that must be satisfied in order for the Arrangement to become effective. A copy of the Arrangement Agreement is attached to this Circular as Schedule E. Upon all of the conditions being fulfilled or waived, the Arrangement Agreement requires Denison to file a copy of the Final Order and the Articles of Arrangement with the Director in order to give effect to the Arrangement. A summary of the conditions is provided in the main body of this Circular under the heading “The Arrangement Agreement – Conditions to the Arrangement".

Procedure for the Arrangement to Become Effective
Procedural Steps
The Arrangement is proposed to be carried out pursuant to section 182 of the OBCA. The following procedural steps must be taken in order for the Arrangement to become effective:
1.	the Arrangement must be approved by the Denison Securityholders, voting together as a single class, in the manner set forth in the Interim Order (and pursuant to requirements of the Toronto Stock Exchange, the Arrangement must be approved by a minimum of 66 2/3% of the Denison Shareholders, voting together as a single class);
2.	the issuance of IUC Shares to Denison Shareholders must be approved by a majority of the IUC Shareholders voting thereon in person or by proxy;
3.	the change of name of IUC must be approved by a minimum of 66 2/3% of the IUC Shareholders voting thereon in person or by proxy;
4.	the Court must grant the Final Order approving the Arrangement;
5.	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and
6.	the Final Order and Articles of Arrangement in the form prescribed by the OBCA must be filed with the Director and the Articles of Amendment to give effect to the change of name of IUC in the form prescribed by the OBCA must be filed with the Director.
Denison Securityholder Approval
Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 2/3% of the votes cast by the Denison Securityholders, voting as a class, present in person or by proxy at the Denison Meeting..
The Arrangement Resolution authorizes the board of directors of Denison, without further notice to or approval of the Denison Securityholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the OBCA. The Arrangement Agreement provides that the terms under which the Denison Shares are exchanged for IUC Shares in the Arrangement Agreement cannot be amended without the approval of the Denison Securityholders.
In accordance with the policies of the TSX, prior to providing its approval to the Arrangement, the TSX will require evidence that, in addition to the Denison Securityholder approval described above, a minimum of 66 2/3% of the Denison Shareholders must have approved the Arrangement. Accordingly, the Arrangement Resolution must be approved by two-thirds of the Denison Shareholders without regard to the votes of Denison Optionholders.
IUC Shareholder Approval
The vote required to approve all of the resolutions set forth under the heading “Information Concerning the IUC Meeting – Matters to be Considered”, other than the Name Change Resolution requires the approval of a majority of the votes cast by IUC Shareholders, either in person or by proxy, at the IUC

Meeting. The vote required to approve the Name Change Resolution requires the approval of not less than 66 2/3% of the votes cast by IUC Shareholders, either in person or by proxy, at the IUC Meeting.
Court Approval
On October 18, 2006, Denison obtained the Interim Order providing for the calling and holding of the Denison Meeting and other procedural matters.
Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Denison Meeting, Denison will make application to the Court for the Final Order at the Ontario Superior Court of Justice, (Commercial List), 393 University Avenue, Toronto, Ontario on November 28, 2006, at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard.
The Arrangement
The principal features of the Arrangement may be summarized as follows, which summary is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached to this Circular as Schedule E.
Pursuant to the Plan of Arrangement, at the Effective Time the following shall occur and shall be deemed to occur in the following order, without any further act or formality:
(a)	each Denison Option shall immediately vest and all Denison Optoins shall remain vested for the remainder of their applicable terms;
(b)	each Denison Share and Denison Option in respect of which Dissent Rights have been exercised shall be deemed to be transferred to IUC and IUC will be obliged to pay therefor the amount determined and payable in accordance with Article 5 of the Plan of Arrangement and the names of such holders will be removed from the register of holders of Denison Shares or Denison Options, as the case may be and IUC will be recorded as the registered holder of the Denison Shares and the Denison Options so transferred and will be deemed to be the legal and beneficial owner of such Denison Shares and Denison Options;
(c)	Denison and IUC Subco shall be amalgamated and continue as one corporation under the OBCA on the terms prescribed in the Plan of Arrangement, and:
(i)	the amalgamated corporation will have the characteristics set forth in Article 4 of the Plan of Arrangement and possess all of the property, rights, privileges and franchises and shall be subject to all the liabilities, including civil, criminal and quasi-criminal and all contracts, disabilities and debts of each of Denison and IUC Subco;

(ii)	a conviction against, or ruling, order, judgment in favour of or against either Denison or IUC Subco may be enforced by or against the amalgamated corporation;

(iii)	the Articles of Arrangement shall be deemed to be the articles of incorporation of the amalgamated corporation and, except for the purposes of subsection 104(1) of the OBCA, the certificate of arrangement shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(iv)	the amalgamated corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either Denison or IUC Subco before the Effective Time;

(d)	all Denison Shares held by IUC Subco shall be cancelled, without any repayment of capital in respect thereof;
(e)	all Denison Shares held by former Denison Shareholders, other than IUC or any Denison Dissenting Shareholders exercising Dissent Rights, shall be exchanged with IUC on the basis of 2.88 IUC Shares for each one Denison Share;
(f)	each Denison Common Share held, directly or indirectly, by or for the benefit of IUC or its affiliates shall be cancelled and the holders thereof shall receive, for each such Denison Common Share, 2.88 IUC Shares;
(g)	(i) each Denison Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Denison Shares otherwise issuable upon the exercise thereof, the number of IUC Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Shares to which such holder was theretofore entitled upon such exercise, and (ii) such Denison Option shall, other than as described in step (g)(i) above and the vesting described in step (a) above, continue to be governed by and be subject to the terms of the Denison Share Option Plan and applicable agreement thereunder; and
(h)	each common share of IUC Subco shall be exchanged for one common share of the corporation formed by the amalgamation of Denison and IUC Subco.
No fractional IUC Shares will be issued. In the event that a Denison Shareholder would otherwise be entitled to a fractional IUC Share, the number of IUC Shares issued to such Denison Shareholder shall be rounded up to the next greater whole number of IUC Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of IUC Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Denison Shares registered in the name of or beneficially held by such Denison Shareholder or their nominee shall be aggregated.
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants (subject to the adjustments required after giving effect to the Arrangement on the basis of 2.88 IUC Shares for each one Denison Share).
Following completion of the Arrangement, currently issued IUC Shares will continue to represent common shares of New IUC, on a one for one basis.
Benefits of the Arrangement
The Board of Directors believes that the Arrangement is in the best interests of IUC Shareholders and that the Arrangement will provide an improved platform to enhance value to IUC Shareholders and to potentially reduce risk.
IUC’s management and Board of Directors consider that the benefits of the Arrangement to IUC will include the following:

•	Denison and IUC have complementary expected production profiles. New IUC will have a diversified production base including high-grade Athabasca Basin production and access to the revitalized Southwest U.S. uranium district production. By combining the companies, New IUC is expected to achieve production of approximately 5 million pounds of U3O8 by 2010.

•	Denison and IUC each have high potential exploration properties. New IUC will boast high potential exploration properties globally, including Canada, United States and Mongolia and an interest in the same in Australia.

•	New IUC will retain Denison’s 22.5% interest in the McClean Lake mill in Saskatchewan and will have IUC’s 100% ownership of the White Mesa Mill, a licensed and operating uranium mill in Utah, USA. Accordingly, New IUC will have an interest in two of the four licensed and operating uranium mills in North America with licensed capacity of 10.7 million pounds per year in 2007, expandable to 13.4 million pounds per year, located in proximity to existing resources.

•	New IUC will have four active uranium mining projects (three in the United States and one in Canada) and one project in development in Canada, offering a unique diversification to shareholders as compared to its peers.

•	Each of Denison and IUC has a strong management and board of directors. New IUC will benefit from the merger of these two well-balanced teams.

•	New IUC will acquire Denison’s business strengths, including its operating relationship with AREVA and environmental reclamation expertise.

•	New IUC will have working capital of approximately Cdn$130 million with minimal debt, providing it with a strong platform to fund exploration and production and to pursue strategic acquisitions.

•	New IUC is expected to have a market capitalization of approximately double each of IUC and Denison or approximately Cdn$1.1 billion. IUC expects the increased market capitalization to be more attractive to investors and provide greater market liquidity.

•	IUC expects that New IUC’s larger market capitalization and scale will provide stronger equity currency for strategic acquisitions.
See “The Arrangement – Benefits of the Arrangement”.
Fairness Opinion
The Board of Directors has received the Fairness Opinion from Dundee Securities. The Fairness Opinion provides that, on the basis of the information provided to and reviewed by Dundee Securities and certain assumptions, all as set out in the Fairness Opinion, as of the date of the Fairness Opinion, the consideration to be paid to Denison Shareholders under the Arrangement is fair, from a financial point of view, to IUC Shareholders, other than Denison. A copy of the Fairness Opinion is attached to this Information Circular as Appendix “H” and should be read carefully and in its entirety. See “The Arrangement – Fairness Opinion”.

Recommendation of the IUC Board of Directors
The IUC Board of Directors, after consultation with its advisors and consideration of the Fairness Opinion, has determined that the Arrangement is fair and in the best interests of the IUC Shareholders and IUC. The IUC Board of Directors unanimously recommends that the IUC Shareholders vote in favour of the Share Issue Resolution, the IUC New Board Resolution and the IUC SOP Amendment Resolution. The IUC Board of Directors also unanimously recommends that the IUC Shareholders vote in favour of the Name Change Resolution (together with the other resolutions, the “IUC Shareholder Approval Matters”). See “The Arrangement – Recommendations of the IUC Board of Directors”.
Court Approval and Completion of the Arrangement
The transactions contemplated in the Arrangement Agreement will be carried out with the intention that all IUC Shares issued on completion of the Arrangement to the holders of Denison Shares will be issued by IUC in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Arrangement will be subject to approval of the Court. See “The Arrangement – Court Approval and Completion of the Arrangement” in this Circular.
Timing
Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon filing with the Director a copy of the Final Order and the Articles of Arrangement. If the IUC Meeting is held and the Arrangement Resolution is approved by Denison Securityholders (voting as a single class) as required by the Interim Order as well as 66 2/3% of the Denison Shareholders voting alone) as required by the Toronto Stock Exchange, Denison will apply to the Court for the Final Order. If the Final Order is obtained on November 28, 2006, in form and substance satisfactory to Denison and IUC, and all other conditions specified in the Arrangement Agreement are satisfied or waived, Denison and IUC expect the Effective Date will be as soon as possible thereafter upon the receipt of all necessary regulatory approvals, which is currently expected to be by December 1, 2006. IUC is not aware of any material regulatory approvals that have not been obtained which would prevent Denison, IUC and IUC Subco from completing the Arrangement other than acceptance by the Committee on Foreign Investment in the United States of the Arrangement under the United States Defence Production Act of 1950, as amended. IUC and Denison provided notice under section 721 of such Act on October 13, 2006. IUC has also provided notice of the Arrangement and name change to the Utah Department of Environmental Quality in connection with the licenses and permits for IUC’s White Mesa Mill.
The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.
IUC Following the Arrangement
Following the Arrangement IUC is expected to have a market capitalization of approximately Cdn$1.1 billion, based on the closing price of the IUC Shares and the Denison Shares on the TSX on October 18, 2006. Following the Arrangement, it is expected that New IUC will remain listed on the TSX.
Upon completion of the Arrangement, former Denison Shareholders will own approximately 49.8% of the then outstanding IUC Shares and current IUC Shareholders will own approximately 50.2% of the then outstanding IUC Shares on a non-diluted basis and former Denison Shareholders, optionholders and warrantholders will own approximately 52.9% of the then outstanding IUC Shares and current IUC Shareholders and optionholders will own approximately 47.1% of the then outstanding IUC Shares, on a fully diluted basis.
Stock Exchange Listings
The outstanding Denison Shares and IUC Shares are listed and posted for trading on the TSX. On September 18, 2006, the last trading day prior to the date of the announcement of the proposed Arrangement, the closing prices of the Denison Shares and IUC Shares on the TSX were Cdn$16.80 and Cdn$5.91, respectively. On October 18, 2006, the closing prices of the Denison Shares and the IUC Shares on the TSX were Cdn$17.70 and Cdn$6.21, respectively.
IUC has applied to have the IUC Shares issuable to the Denison Shareholders under the Arrangement listed on the TSX as well as the Denison Warrants and the IUC Shares issuable upon exercise of the Denison Options and the Denison Warrants (which will become obligations of IUC), listed on the TSX. The TSX has conditionally accepted notice of the proposed plan of Arrangement, the issuance of IUC Shares to Denison Shareholders and the assumption by IUC of the obligations of Denison under the Denison Warrants subject to IUC fulfilling all of the listing requirements of the TSX. The TSX has indicated that, subject to completion of the Arrangement and approval of the listing of the newly issued IUC Shares, the Denison Warrants will continue to be posted for trading on the TSX. If the Arrangement is completed and the listing of the additional IUC Shares on the TSX is approved, IUC will apply to have the Denison Shares delisted from the TSX. The TSX has advised Denison that it will not grant its approval to the Arrangement unless the Arrangement Resolution is approved by a minimum of 66 2/3% of the Denison Shareholders, voting in person or by proxy at the Denison Meeting, without regard to the vote of the Denison Optionholders.
Approval of the listing on the TSX of the IUC Shares issuable on completion of the Arrangement as well as upon exercise of the Denison Warrants and the Denison Options as well as the listing of the Denison Warrants (which will become obligations of IUC) has only been conditionally obtained and there can be no assurance that listing will be obtained. Receipt of approval for the listing of the IUC Shares to be issued under the Arrangement on the TSX is a mutual condition to the completion of the Arrangement. In the event that such listing approval is withdrawn and cannot be obtained or that the listing conditions cannot be satisfied, IUC and Denison could waive the condition and proceed with the Arrangement, in which case Denison Shareholders may receive unlisted securities or determine not to proceed with the Arrangement.
Exchange of Certificates Pursuant to the Arrangement
A form of Letter of Transmittal containing instructions with respect to the surrender of certificates representing Denison Shares will be enclosed with the Denison Circular for use by registered Denison Shareholders (other than Denison Dissenting Shareholders) in exchanging their certificates for IUC Shares in accordance with the Exchange Ratio. Upon completion of the Arrangement and upon surrender to the Depositary of a properly completed Letter of Transmittal together with certificates representing Denison Shares, certificates representing IUC Shares will be issued and delivered to each such former Denison Shareholder.
Pursuant to the terms of the Plan of Arrangement, any certificate formerly representing Denison Shares that is not deposited with all other documents required on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Denison Shares to receive IUC Shares shall be deemed to be surrendered to IUC together with all dividends, distributions and any interest thereon held for such holder.

Effect of the Arrangement Upon Denison Securityholders and IUC Shareholders
Upon completion of the Arrangement, the corporation resulting from the amalgamation of Denison and IUC Subco will be a wholly-owned subsidiary of IUC and former Denison Shareholders will receive IUC Shares. Former IUC Shareholders will continue to hold their IUC Shares which will continue to represent shares of New IUC on a one for one basis.
As at October 16, 2006, there were 30,465,486 Denison Shares outstanding, Denison Options exercisable for 1,504,948 Denison Shares and Denison Warrants representing the right to purchase 3,324,051 Denison Shares. In addition as at October 16, 2006, there were 88,472,066 IUC Shares outstanding and options exercisable for 2,158,000 IUC Shares.
Assuming that there are no Denison Dissenting Shareholders and no Denison Securityholders exercise their Denison Warrants or Denison Options prior to the Effective Date, approximately 87,740,600 IUC Shares will be issued to Denison Shareholders pursuant to the Arrangement. As a result, there will be approximately 176,212,666 IUC Shares issued and outstanding immediately following completion of the Arrangement. The 87,740,600 IUC Shares then held by former Denison Shareholders immediately following completion of the Arrangement will represent approximately 49.8% of the then outstanding IUC Shares.
Following completion of the Arrangement, currently issued IUC Shares will continue to represent common shares of New IUC, on a one for one basis.
Effect of the Arrangement on the Denison Warrantholders
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants. Following the completion of the Arrangement, in accordance with the provisions of the indentures governing the Denison Warrants, upon the exercise of a Denison Warrant and the payment of the exercise price therefor, Denison Warrantholders will be entitled to receive 2.88 IUC Common Shares.
Lock-Up Agreements and Intention of Certain Securityholders
The IUC lock-up securityholders, which consist of all of the directors and senior officers of IUC, have entered into the IUC lock-up agreements pursuant to which the IUC lock-up securityholders have agreed to vote an aggregate of 1,100,800 IUC Shares (1.3% of the issued and outstanding IUC Shares) in favour of the IUC Shareholder Approval Matters and to otherwise support the Arrangement, subject to the provisions of the IUC lock-up agreements. See “Lock-Up Agreements and Intention of Certain Securityholders” in this Circular. The Denison lock-up securityholders, which consist of all of the directors and officers of Denison, have entered into Denison lock-up agreements pursuant to which the Denison lock-up securityholders have agreed to vote an aggregate of 430,268 Denison Shares and 1,145,666 Denison Options (4.5% of the aggregate number of issued and outstanding Denison Shares and Denison Options) in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Denison lock-up agreements. See “Lock-Up Agreements and Intention of Certain Securityholders” in this Circular.

Change of IUC’s Name
The Arrangement Agreement provides that, subject to the completion of the Arrangement and the approval of the IUC Shareholders at the IUC Meeting, IUC will file Articles of Amendment immediately following the completion of the Arrangement to change IUC’s name to “Denison Mines Ltd.” or another name containing the word “Denison” as may be determined by the IUC Board of Directors and the board of directors of Denison.
New IUC Board and Management – Post Arrangement Matters
It is a condition precedent to the completion of the Arrangement that the board of directors of New IUC shall be comprised of ten directors, five of whom shall be nominees of Denison and the other five of whom will be existing directors of IUC. E. Peter Farmer, the President and Chief Executive Officer of Denison, will be appointed the Chief Executive Officer of New IUC. Ronald F. Hochstein, the President and Chief Executive Officer of IUC, will be appointed the President and Chief Operating Officer of New IUC. James R. Anderson, the Executive Vice-President and Chief Financial Officer of Denison will become the Chief Financial Officer of New IUC. Lukas H. Lundin will be the Chairman of the Board of New IUC.
See “New IUC — Officers and Directors of New IUC After Giving Effect to the Arrangement” in this Circular for a description of the board of directors and senior management of New IUC following completion of the Arrangement.
Risk Factors
Upon completion of the Arrangement, the corporation formed by the amalgamation of Denison and IUC Subco will become a wholly owned subsidiary of IUC. An investment in the IUC Shares would be subject to certain risks in addition to the risks currently applicable to an investment in the IUC Shares. IUC Shareholders should carefully consider the risks described under the heading “Information Concerning Denison Mines Inc. – Risk Factors” and “Information Concerning IUC – Risk Factors”.
In addition to the above, IUC Shareholders should consider that IUC and Denison may not realize the anticipated benefits of the Arrangement.
Termination Fees and Reimbursement of Expenses
The Arrangement Agreement provides that, upon the occurrence of certain events, Denison shall pay a termination fee of Cdn$16 million to IUC and that upon the occurrence of certain events, IUC shall pay a termination fee of Cdn$16 million to Denison. See “The Arrangement Agreement – Termination and Break Fees”.
The Arrangement Agreement provides that each of Denison and IUC is to pay its own expenses incurred in connection with the Arrangement. However, if the Arrangement is terminated because a party fails to hold its securityholders’ meeting to approve the transaction contemplated by the Arrangement by December 1, 2006 under certain circumstances or because a party’s securityholders have voted not to approve the transactions contemplated by the Arrangement Agreement, that party is required to pay the other party Cdn$2 million as a reimbursement of expenses incurred in connection with the Arrangement. Any amount paid by a party to the other party under these provisions of the Arrangement Agreement will be deducted from the Cdn$16 million termination fee, if such fee becomes payable.

Right of Dissent
Pursuant to section 185 of the OBCA, as modified and supplemented by the Interim Order, a registered Denison Shareholder and a Denison Optionholder will have Dissent Rights with respect to the Arrangement Resolution.
It is a condition to the Arrangement that Denison Shareholders holding no more than 5% of the Denison Shares shall have validly exercised Dissent Rights in relation to the Arrangement Resolution that have not been withdrawn as at the Effective Date. See “The Arrangement Agreement – Conditions to the Arrangement”.
Pro Forma Financial Information
For pro forma financial information regarding IUC (prepared on the assumption that IUC acquires all of the Denison Shares) for the year ended September 30, 2005 and the nine months ended June 30, 2006, after giving effect to the Arrangement, please see Schedule F, Pro Forma Combined Financial Statements. The unaudited pro forma consolidated financial statements of IUC reflect the completion of the Arrangement as if it has occurred on October 1, 2004 for the purposes of the pro forma consolidated statement of operations, and on June 30, 2006 for the purposes of the pro forma balance sheet, giving effect to the assumptions set forth in the notes to the pro forma consolidated financial statements contained in Schedule F to this Circular.
Reference should be made to the audited consolidated financial statements of IUC for the year ended September 30, 2005 and the unaudited consolidated financial statements of IUC for the nine months ended June 30, 2006, which are incorporated herein by reference and the audited annual financial statements of Denison for the year ended December 31, 2005 and the unaudited financial statements of Denison for the six months ended June 30, 2006.

GENERAL PROXY INFORMATION
Solicitation of Proxies
The information contained in this Circular or incorporated herein by reference is furnished in connection with the solicitation of proxies to be used at the IUC Meeting to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, M5K 1B2 on Monday, November 20, 2006 at 10:30 a.m. (Toronto time), for the purposes set out in the accompanying Notice of Special Meeting.
Management’s solicitation of proxies will be primarily by mail and may be supplemented by telephone or other means of communication to be made without special compensation by directors, officers and regular employees of IUC. IUC may retain other persons or companies to solicit proxies on behalf of management of IUC, in which event customary fees for such services will be paid. All solicitation costs will be borne by IUC.
The information contained in this Circular is given as of October 18, 2006, unless otherwise indicated.
Appointment of Proxyholder
The persons named in the enclosed form of proxy are directors and/or officers of IUC (the “Management Proxyholders”). A registered IUC Shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered IUC Shareholder at the IUC Meeting by striking out the printed names and inserting that other person’s name in the blank space provided. A proxyholder need not be an IUC Shareholder. If an IUC Shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered IUC Shareholder, the Management Proxyholder shall vote the proxy FOR all proposals set out in the enclosed proxy form and in this Circular.
The instrument appointing a proxyholder must be signed in writing by the registered IUC Shareholder, or such IUC Shareholder’s attorney authorized in writing. If the registered IUC Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of IUC’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 10:30 a.m. (Toronto time) on Thursday, November 16, 2006 or not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment or postponement thereof.
If you have any questions about the procedures to be followed to vote at the IUC Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

Voting of Proxies
IUC Shares represented by properly executed proxies in the accompanying form will be voted FOR or WITHHELD or AGAINST, as the case may be, each respective matter in accordance with the instructions of the registered IUC Shareholder on any ballot that may be called for and, if the IUC Shareholder specifies a choice with respect to any matter to be acted upon at the IUC Meeting, the IUC Shares represented by such proxy will be voted accordingly. If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the IUC Meeting, including without limitation, the IUC Shareholder Approval Matters.
Exercise of Discretion
The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters which may properly come before the IUC Meeting. In the event that amendments or variations to matters identified in the Notice of Special Meeting are properly brought before the IUC Meeting or any further or other business is properly brought before the IUC Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of IUC knows of no such amendments, variations or other matters to come before the IUC Meeting.
Voting By Beneficial Shareholders
The information in this section is important to many IUC Shareholders as a substantial number of IUC Shareholders do not hold their IUC Shares in their own name.
IUC Shareholders who hold IUC Shares through their brokers, intermediaries, trustees or other nominees (such IUC Shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by IUC Shareholders whose names appear on the share register of IUC may be recognized and acted upon at the IUC Meeting. If IUC Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of IUC. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Circular and ensure that they direct the voting of their IUC Shares in accordance with those instructions.
Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the

IUC Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote their IUC Shares at the IUC Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the IUC Meeting in order to ensure that such IUC Shares are voted.
Revocation of Proxy
A registered IUC Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered IUC Shareholder or by his attorney authorized in writing or, if the registered IUC Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of IUC, at any time up to and including the last Business Day preceding the date of the IUC Meeting, or any adjournment thereof, or with the Secretary of IUC or the chairman of the IUC Meeting prior to the time of voting at the IUC Meeting. Only registered IUC Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.
INFORMATION CONCERNING THE IUC MEETING
Time, Date and Place
The IUC Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, M5K 1B2 on Monday, November 20, 2006 at 10:30 a.m. (Toronto time) as set forth in the Notice of Special Meeting.
Record Date and Shares Entitled to Vote
At the close of business on the Record Date there were 88,472,066 IUC Shares outstanding. IUC Shareholders of record at the close of business on the Record Date are entitled to receive notice of the IUC Meeting. IUC Shareholders of record at the close of business on the Record Date are entitled to vote at the IUC Meeting, except to the extent that an IUC Shareholder has transferred IUC Shares after the Record Date and the transferee of such IUC Shares produces a properly endorsed certificate for such IUC Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the IUC Meeting, that the transferee’s name be included in the list of IUC Shareholders entitled to vote at the IUC Meeting, in which case the transferee will be entitled to vote such IUC Shares at the IUC Meeting.
Matters to be Considered
At the IUC Meeting, IUC Shareholders will be asked to consider and vote upon: (i) the Share Issue Resolution; (ii) the IUC New Board Resolution; (iii) the IUC SOP Amendment Resolution; (iv) the Name Change Resolution; and (v) such other matters as may properly come before the IUC Meeting. See “Special Business To Be Considered By IUC Shareholders”.
The IUC Board of Directors unanimously recommends that IUC Shareholders vote IN FAVOUR of the Share Issue Resolution, the IUC New Board Resolution and the IUC SOP Amendment Resolution at the IUC Meeting. The IUC Board of Directors also unanimously recommends that IUC Shareholders vote IN FAVOUR of the Name Change Resolution. See “The Arrangement — Recommendation of the IUC Board of Directors”.

It is a mutual condition of the completion of the Arrangement that the IUC Shareholder Approval Matters shall have been approved by the IUC Shareholders at the IUC Meeting and that the Arrangement and other material transactions contemplated in the Arrangement Agreement and shall have been approved by the Denison Securityholders (voting as one class) at the Denison Meeting.
Principal Shareholders
As at the Record Date, to the knowledge of the directors and officers of IUC, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the IUC Shares then outstanding are as follows:

		Percentage of
Name and Address	Number of Shares	Issued Capital
Ellegrove Capital Ltd.(1) Barbados	12,982,000	14.7%
Resolute Funds Limited Toronto, Ontario (2)	10,200,000	11.5%

NOTE:

(1)	These shares are held by Ellegrove Capital Ltd. (“Ellegrove”), as to 2,646,500 common shares, and its joint actors, Abalone Capital Ltd. (“Abalone”), as to 1,850,000 common shares, Lorito Holdings Limited (“Lorito”), as to 1,000,000 common shares, and Zebra Holdings and Investments Limited (“Zebra”), as to 7,845,500 common shares. Ellegrove, Abalone, Zebra and Lorito are private corporations owned by a trust whose settler is the late Adolf H. Lundin.

(2)	Based on information available to IUC, these shares are held by Resolute Performance Fund, an investment fund managed by Resolute Funds Limited.
As at October 18, 2006, the total number of IUC Shares owned or controlled by management and the directors of IUC and their associates or affiliates was 1,100,800 IUC Shares, representing 1.3% of the total issued and outstanding IUC Shares.
Quorum and Votes Required for Certain Matters
Two IUC Shareholders voting in person or by proxy holding a minimum of 10% of the issued and outstanding IUC Shares will constitute a quorum for the IUC Meeting.
The Share Issue Resolution, the IUC SOP Amendment Resolution and the IUC New Board Resolution each require the affirmative vote of not less than a majority of the votes cast by IUC Shareholders who vote in respect thereof, in person or by proxy, at the IUC Meeting. The Name Change Resolution requires the affirmative vote of not less than 66 2/3% of the votes cast by IUC Shareholders who vote in respect thereof, in person or by proxy, at the IUC Meeting.
Interests of Certain Persons in the Arrangement
Other than as set out in this Circular or in the Schedules hereto, no director or executive officer of IUC, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the IUC Meeting.
Interests of Directors and Officers of IUC in the Arrangement
As at October 18, 2006, the directors and officers of IUC, as a group, hold 1,100,800 IUC Shares and 1,400,000 IUC Options representing 1.3% of the outstanding IUC Shares on a non-diluted basis and 2.76% of the IUC Shares on a fully diluted basis. Each of the directors and senior officers of IUC have entered into an IUC lock-up agreement with Denison with respect to the Arrangement. See “Lock-Up Agreements and Intention of Certain Securityholders”.

Other than as described above and elsewhere in this Circular, to the knowledge of the directors and executive officers of IUC, there are no material interests of any director or executive officer of IUC or anyone who held office as such since the commencement of the last completed financial year of IUC or of any associate or affiliate of any of the foregoing in the Arrangement.
Executive Compensation
Information concerning executive compensation of IUC is contained in the management information circular of IUC dated December 19, 2005 relating to the annual and special meeting of IUC Shareholders held on February 2, 2006, which circular is incorporated by reference herein.
Material Contracts
Except for contracts entered into in the ordinary course of business or as otherwise disclosed in this Circular or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by IUC in the two years immediately prior to the date of this Circular that can reasonably be regarded as presently material is the Arrangement Agreement, which is attached as Schedule E to this Circular.
THE ARRANGEMENT
Summary of Terms of the Arrangement
Pursuant to the Arrangement Agreement, Denison and IUC have agreed to complete the Arrangement whereby, among other things, each Denison Shareholder (other than a registered Denison Shareholder who exercises Dissent Rights) will be entitled to receive 2.88 IUC Shares for each one Denison Share held by such Denison Shareholder. Immediately following the Effective Date the corporation formed by the amalgamation of Denison and IUC Subco will be a wholly-owned Subsidiary of IUC. Fractional IUC Shares will be rounded up or down to the nearest whole number.
Upon completion of the Arrangement, each holder of a Denison Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms and shall accept in lieu of the number of Denison Shares otherwise issuable upon such exercise, the number of IUC Shares which such holder would have been entitled to receive as a result of the transactions contemplated in the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Shares to which such holder was previously entitled upon such exercise, together with any necessary adjustments to the exercise price. The term of expiry, conditions to and manner of exercising and all other terms and conditions of such Denison Options will otherwise be unchanged except that each Denison Option shall immediately vest and remain vested for the remainder of its term and any document or agreement previously evidencing a Denison Option shall still be deemed to evidence such Denison Option.
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants (subject to the adjustments required after giving effect to the Arrangement on the basis of 2.88 IUC Shares for each one Denison Share).

Upon completion of the Arrangement, former Denison Shareholders will own approximately 49.8% of the then outstanding IUC Shares and existing IUC Shareholders will own approximately 50.2% of the then outstanding IUC Shares on a non-diluted basis and former Denison Securityholders and Denison Warrantholders will own approximately 52.9% of the then outstanding IUC Shares and existing IUC Shareholders and optionholders will own approximately 47.1% of the then outstanding IUC Shares, on a fully diluted basis.
In connection with the Arrangement, IUC Shareholders will be asked to pass at the IUC Meeting, with or without variation, the Share Issue Resolution, the IUC New Board Resolution and the IUC SOP Amendment Resolution. IUC Shareholders will also be asked to pass, with or without variation, the Name Change Resolution.
Background
In May 2006 management of IUC discussed the possibility and merits of a business combination between Denison and IUC. Management of IUC approached senior management of Denison to determine if Denison would be interested in pursuing discussions regarding a potential merger. On July 5, 2006, a confidentiality agreement was entered into between the companies. Following the signing of the confidentiality agreement, staff and consultants and advisors to Denison and IUC began to conduct due diligence reviews (including site visits) on the financial, physical and legal state of affairs of each other’s assets.
On August 11, 2006, the IUC Board of Directors formally engaged Dundee Securities Corporation (“Dundee Securities”) to, among other things, perform a financial and strategic analysis of Denison in the context of the Arrangement and to render to the IUC Board of Directors an opinion as to the fairness, from a financial point of view, to the IUC Shareholders, other than Denison, of the consideration to be issued on completion of the Arrangement.
On August 22, 2006, Cassels Brock & Blackwell LLP, legal counsel to IUC, delivered a draft Arrangement Agreement to Denison and its counsel. Over the next several weeks, the parties negotiated the terms and conditions of the Arrangement Agreement, including the Plan of Arrangement.
On September 18, 2006, the IUC Board of Directors, with the assistance of its legal counsel, settled the terms of a definitive Arrangement Agreement with Denison.
On September 18, 2006, Dundee Securities orally presented to the IUC Board of Directors their opinion that the consideration under the Arrangement was fair, from a financial point of view, to the IUC Shareholders, other than Denison, and the IUC Board of Directors also considered and reviewed the Arrangement Agreement. Following a discussion of the terms and conditions of the Arrangement Agreement and the opinion of Dundee Securities, the IUC Board of Directors unanimously authorized IUC to enter into the Arrangement Agreement, which was executed on September 18, 2006. Subsequently, on October 18, 2006, Dundee Securities delivered to the IUC Board of Directors the Fairness Opinion.
Following the execution of the Arrangement Agreement, Denison and IUC determined that it would be advantageous to the combined company going forward if all of the Denison Options were to vest and remain vested for the remainder their respective terms, with such vesting to occur prior to the amalgamation of IUC Subco and Denison. Absent a specific provision to this effect all of the Denison Options would temporarily vest for a period of 60 days following the Effective Date. On October 16, 2006, Denison, IUC and IUC Subco agreed to amend and restate the Arrangement Agreement and the Plan of Arrangement to give effect to this permanent vesting provision.

Benefits of the Arrangement
The Board of Directors believes that the Arrangement is in the best interests of IUC Shareholders and that the Arrangement provides an improved platform to enhance value to IUC Shareholders and to potentially reduce risk.
Management and the Board of Directors consider the benefits of the Arrangement to IUC will include the following:
•	Denison and IUC have complementary production profiles. New IUC will have a diversified production base including high-grade Athabasca Basin production and access to the revitalized Southwest U.S. uranium district production. By combining the companies, New IUC is expected to achieve production of approximately 5 million pounds of U3O8 by 2010.

•	Denison and IUC each have high potential exploration properties. New IUC will boast high potential exploration properties globally, including Canada, United States and Mongolia and an interest in the same in Australia.

•	New IUC will retain Denison’s minority interest in the McClean Lake mill and will have IUC’s 100% ownership of the White Mesa Mill, a licensed and operating uranium mill in Utah, USA. Accordingly, New IUC will have an interest in two of the four licensed and operating uranium mills in North America with licensed capacity of 10.7 million pounds per year in 2007, expandable to 13.4 million pounds per year, located in proximity to existing resources.

•	New IUC will have four active uranium mining projects (three in the United States and one in Canada) and one project in development in Canada, offering a unique diversification to shareholders as compared to its peers.

•	Each of Denison and IUC has a strong management and board of directors. New IUC will benefit from the merger of these two well-balanced teams.

•	New IUC will acquire Denison’s business strengths, including its operating relationship with AREVA and environmental reclamation expertise.

•	New IUC will have working capital of approximately Cdn$130 million (as at June 30, 2006) with minimal debt, providing it with a strong platform to fund exploration and production and to pursue strategic acquisitions.

•	New IUC is expected to have a market capitalization of approximately double each of IUC and Denison or approximately Cdn$1.1 billion. IUC expects the increased market capitalization to be more attractive to investors and provide greater market liquidity.

•	IUC expects that New IUC’s larger market capitalization and scale will provide stronger equity currency for strategic acquisitions.

Recommendation of the IUC Board of Directors
The IUC Board of Directors has unanimously approved the Share Issue Resolution, the IUC New Board Resolution, the IUC SOP Amendment Resolution and the Name Change Resolution and unanimously recommends that the IUC Shareholders vote IN FAVOUR of each of those resolutions at the IUC Meeting. In recommending that IUC Shareholders vote in favour of the Share Issue Resolution, the IUC New Board Resolution, the IUC SOP Amendment Resolution and the Name Change Resolution, the IUC Board of Directors considered, among other things, the potential benefits of the Arrangement as well as the following factors:
(i)	the financial analysis provided by Dundee Securities to the IUC Board of Directors and the opinion of Dundee Securities that, as of October 18, 2006, the Exchange Ratio was fair, from a financial point of view, to the IUC Shareholders, other than Denison;

(ii)	under the terms of the Arrangement Agreement, the IUC Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to IUC Shareholders or enter into an agreement in respect of a Superior Proposal. See “The Arrangement Agreement – Superior Proposals”;

(iii)	information provided to the IUC Board of Directors in respect of the assets and properties of Denison;

(iv)	information provided to the IUC Board of Directors in respect of the historical and current financial condition, business and operations of Denison; and

(v)	the anticipated size and market liquidity of New IUC subsequent to the Arrangement.
Fairness Opinion
General
Dundee Securities was formally engaged by the IUC Board of Directors pursuant to an agreement dated August 1, 2006 and accepted by IUC on August 11, 2006 between IUC and Dundee Securities (the “Advisory Agreement”). Under the Advisory Agreement, Dundee Securities agreed to render an opinion to the IUC Board of Directors with respect to the fairness, from a financial point of view, of the Exchange Ratio to the IUC Shareholders, other than Denison. Following the settlement of the terms of the Arrangement and the terms of the Arrangement Agreement between IUC and Denison and the review of those terms by Dundee Securities, on September 18, 2006 Dundee Securities rendered its oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to the IUC Shareholders, other than Denison. The Fairness Opinion is dated as of October 18, 2006 and confirms the oral opinion rendered by Dundee Securities to the Board of Directors on September 18, 2006.
The terms of the Advisory Agreement provide that Dundee Securities is to be paid fees for its services under the Advisory Agreement. In addition, Dundee Securities is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by IUC in certain circumstances.
Dundee Securities is not an insider, associate or affiliate of IUC or Denison and is not an advisor to any other person or company other than to the IUC Board of Directors with respect to the Arrangement. Dundee Securities has not entered into any other agreements or arrangements with IUC or Denison or any of their affiliates with respect to any future dealings. Dundee Securities, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of IUC and Denison or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to IUC, Denison or the Arrangement.
Dundee Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed in the Fairness Opinion is the opinion of Dundee Securities, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Dundee Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by Dundee Securities, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. Accordingly, the complete text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion is attached to this Circular as Schedule H. The Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view to IUC Shareholders, other than Denison, and is not and should not be construed as a valuation of Denison, IUC or any of their respective assets or securities or a recommendation to any IUC Shareholder as to whether to vote in favour of the Share Issue Resolution, the IUC New Directors’ Resolution, the IUC SOP Resolution or the Name Change Resolution.
IUC Shareholders are urged to, and should, read the Fairness Opinion in its entirety.
Court Approval and Completion of the Arrangement
The transactions contemplated in the Arrangement will be carried out such that the IUC Shares issued on completion of the Arrangement will be issued by IUC in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act. In order to ensure the availability of an exemption, the Arrangement requires, among other things, the approval of the Denison Securityholders at the Denison Meeting and approval by the Court. Prior to the mailing of this Circular, Denison obtained the Interim Order providing for the calling and holding of the Denison Meeting and other procedural matters.
Subject to the approval of the Arrangement Resolution by the Denison Securityholders at the Denison Meeting (voting as a single class) as well as 66 2/3% of the Denison Shareholders voting alone, the hearing in respect of the Final Order is scheduled to take place on November 28, 2006 at 10:00 a.m. (Toronto time) or shortly thereafter in the Court at the Ontario Superior Court of Justice, (Commercial List), 393 University Avenue, Toronto, Ontario. All Denison Securityholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming that the Final Order is granted and the other conditions in respect of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Final Order will be filed with the Director to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.
It is currently anticipated that the effective date for the Arrangement will be on or about December 1, 2006.
Distribution of IUC Shares
At or promptly after the Effective Time for the Arrangement, IUC will deposit with the Depositary or otherwise make available certificates representing the number of IUC Shares required to be issued to the Denison Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Denison Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded up or down to the nearest whole number) of IUC Shares that such holder has the right to receive pursuant to the Plan of Arrangement.
In the event of a transfer of ownership of Denison Shares that is not registered in the transfer records of Denison, a certificate representing the proper number of IUC Shares may be issued to the transferee if the certificate representing such Denison Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.
Until surrendered, each certificate which immediately prior to the Effective Time represented Denison Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing IUC Shares that the holder thereof has the right to receive pursuant to the Plan of Arrangement.
If any certificate that immediately prior to the Effective Time represented outstanding Denison Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing IUC Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing IUC Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to IUC and the Depositary in such amount as IUC and the Depositary may direct or otherwise indemnify IUC and the Depositary in a manner satisfactory to IUC and the Depositary against any claim that may be made against IUC or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.
No dividends or other distributions declared or made after the Effective Time with respect to IUC Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Denison Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing IUC Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such IUC Shares.
To the extent that a Denison Shareholder has not surrendered the certificates representing the Denison Shares held by such Denison Shareholder on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the IUC Shares which such Denison Shareholder was entitled to receive will be delivered to IUC by the Depositary for cancellation and will be cancelled by IUC and the interest of the Denison Shareholder in such IUC Shares will be terminated as of such Final Proscription Date.
Description of Plan of Arrangement
Subject to the conditions in the Arrangement Agreement being satisfied or waived, Denison will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 182 of the OBCA. In connection with the Arrangement, among other things, each Denison Shareholder (other than a registered Denison Shareholder who exercises Dissent Rights) will be entitled to receive IUC Shares in exchange for the Denison Shares held by such Denison Shareholder on the basis of 2.88 IUC Shares for each one Denison Share held by such Denison Shareholder, all pursuant to the provisions of the Plan of Arrangement. Fractions of IUC Shares will be rounded up or down to the nearest whole number.
At the Effective Time in connection with the Arrangement, subject to the provisions of the Plan of Arrangement, the following shall occur, and shall be deemed to occur in the following order, without any further act or formality:
(a)	each Denison Option shall immediately vest and all Denison Options shall remain vested for the remainder of their applicable terms;

(b)	each Denison Share and Denison Option in respect of which Dissent Rights have been exercised shall be deemed to be transferred to IUC and IUC will be obliged to pay therefor the amount determined and payable in accordance with Article 5 of the Plan of Arrangement and the names of such holders will be removed from the register of holders of Denison Shares or Denison Options, as the case may be and IUC will be recorded as the registered holder of the Denison Shares and Denison Options so transferred and will be deemed to be the legal and beneficial owner of such Denison Shares and Denison Options;

(c)	Denison and IUC Subco shall be amalgamated and continue as one corporation under the OBCA on the terms prescribed in the Plan of Arrangement, and:
(i)	the amalgamated corporation will have the characteristics set forth in Article 4 of the Plan of Arrangement and possess all of the property, rights, privileges and franchises and shall be subject to all the liabilities, including civil, criminal and quasi-criminal and all contracts, disabilities and debts of each of Denison and IUC Subco;

(ii)	a conviction against, or ruling, order, judgment in favour of or against either Denison or IUC Subco may be enforced by or against the amalgamated corporation;

(iii)	the Articles of Arrangement shall be deemed to be the articles of incorporation of the amalgamated corporation and, except for the purposes of subsection 104(1) of the OBCA, the certificate of arrangement shall be deemed to be the certificate of incorporation of the amalgamated corporation; and

(iv)	the amalgamated corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either Denison or IUC Subco before the Effective Time;
(d)	all Denison Shares held by IUC Subco shall be cancelled, without any repayment of capital in respect thereof;

(e)	all Denison Shares held by former Denison Shareholders, other than IUC or any Denison Dissenting Shareholders exercising Dissent Rights shall be exchanged with IUC on the basis of 2.88 IUC Shares for each one Denison Share;

(f)	each Denison Share held, directly or indirectly, by or for the benefit of IUC or its affiliates shall be cancelled and the holders thereof shall receive, for each such Denison Common Share, 2.88 IUC Shares;

(g)	(i) each Denison Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Denison Shares otherwise issuable upon the exercise thereof, the number of IUC Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Shares to which such holder was theretofore entitled upon such exercise, and (ii) such Denison Option shall, other than as described in step (g)(i) above and the vesting described in step (a) above, otherwise continue to be governed by and be subject to the terms of the Denison Share Option Plan and applicable agreement thereunder; and

(h)	each common share of IUC Subco shall be exchanged for one common share of the corporation formed by the amalgamation of Denison and IUC Subco.
No fractional IUC Shares will be issued. In the event that a Denison Shareholder would otherwise be entitled to a fractional IUC Share, the number of IUC Shares issued to such Denison Shareholder shall be rounded up to the next greater whole number of IUC Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of IUC Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Denison Shares registered in the name of or beneficially held by such Denison Shareholder or their nominee shall be aggregated.
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants (subject to the adjustments required after giving effect to the Arrangement on the basis of 2.88 IUC Shares for each one Denison Share).
Assuming that there are 30,465,486 Denison Shares outstanding as at the Effective Time (which assumes that no Denison Options are exercised prior to such time) and that no Denison Shareholder exercises Dissent Rights, IUC will issue approximately 87,740,600 IUC Shares upon the completion of the Arrangement (not including IUC Shares issuable upon the subsequent exercise of Denison Options or

Denison Warrants). Based upon the foregoing assumptions, upon the completion of the Arrangement, former Denison Shareholders will own approximately 49.8% of the then outstanding IUC Shares and IUC Shareholders will own approximately 50.2% of the then outstanding IUC Shares, on a non-diluted basis and former Denison Securityholders and Denison Warrantholders will own approximately 52.9% of the then outstanding IUC Shares and IUC Shareholders and holders of IUC Options will own approximately 47.1% of the then outstanding IUC Shares, on a fully diluted basis.
Effect of the Arrangement
The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, on the Effective Date, each one issued and outstanding Denison Share (other than those held by Dissenting Shareholders) shall be deemed to be transferred to IUC in exchange for 2.88 IUC Shares.
Pursuant to the terms and subject to the conditions and other provisions set forth in the Plan of Arrangement, each Denison Option will entitle the holder thereof to receive, in lieu of the number of Denison Shares otherwise issuable upon the exercise thereof, the number of IUC Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement Agreement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Shares to which such holder was theretofore entitled upon such exercise, subject to necessary adjustments to the exercise price.
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants (subject to the adjustments required after giving effect to the Arrangement on the basis of 2.88 IUC Shares for each one Denison Share).
Following completion of the Arrangement, currently issued IUC Shares will continue to represent common shares of New IUC, on a one for one basis.
Effect of the Arrangement on the Denison Warrantholders
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants. Following the completion of the Arrangement, in accordance with the provisions of the indentures governing the Denison Warrants, upon the exercise of a Denison Warrant and the payment of the exercise price therefor, Denison Warrantholders will be entitled to receive 2.88 IUC Shares.
Directors and Officers of New IUC
Immediately following the Effective Date the corporation formed by the amalgamation of Denison and IUC Subco will be a wholly owned Subsidiary of IUC.
Certain of the existing directors and officers of Denison will be the directors and officers of New IUC following completion of the Arrangement. On the Effective Date, the IUC Board of Directors shall be reconstituted such that it will consist of ten directors, five of which shall be nominated by IUC and five of which will be nominated by Denison. It is anticipated that Denison’s nominees will be E. Peter Farmer, Paul F. Little, Roy J. Romanow P.C., O.C., Q.C., Catherine J. G. Stefan and W. Robert Dengler and that the directors of IUC who will remain on the board of New IUC will be Ronald F. Hochstein, John H. Craig, William Rand, Brian Edgar and Lukas H. Lundin. Lukas H. Lundin will be the Chairman of the Board of New IUC.

Information with respect to each of Denison’s nominees is set forth in the management information circular and proxy statement of Denison dated March 7, 2006 relating to the annual meeting of Denison Shareholders held on April 19, 2006 incorporated by reference herein. Information with respect to IUC’s directors who will remain on the board of New IUC is set forth in IUC’s management information circular and proxy statement dated December 19, 2005 relating to the annual and special meeting of IUC Shareholders held on February 2, 2006.
E. Peter Farmer, the President and Chief Executive Officer of Denison, will be appointed the Chief Executive Officer of New IUC. Ronald F. Hochstein, the President and Chief Executive Officer of IUC, will be appointed President and Chief Operating Officer of New IUC. James R. Anderson, the Executive Vice-President and Chief Financial Officer of Denison will become the Chief Financial Officer of New IUC.
The Plan of Arrangement is attached as Schedule A to the Arrangement Agreement, which is included in this Information Circular as Schedule E. Readers are encouraged to carefully review the Plan of Arrangement, as it contains the specific terms and conditions governing the Arrangement.
THE ARRANGEMENT AGREEMENT
The following is a description of the material terms and conditions of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, is attached as Schedule E to this Circular. IUC Shareholders are encouraged to read the Arrangement Agreement in its entirety.
General
The Arrangement Agreement is dated as of September 18, 2006, as amended and restated as of October 16, 2006 with effect as of September 18, 2006 and is made among Denison, IUC Subco and IUC. Under the Arrangement, each holder of Denison Shares (other than holders of Denison Shares who have exercised the right to dissent as set out in the Plan of Arrangement) will be entitled to receive 2.88 IUC Shares for each one Denison Share held, on the terms set out in the Plan of Arrangement. Fractions of IUC Shares will be rounded up or down to the nearest whole number.
Treatment of Denison Options and Denison Warrants
The Arrangement Agreement and the Plan of Arrangement provide that each holder of a Denison Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms and shall accept in lieu of the number of Denison Shares otherwise issuable upon such exercise, the number of IUC Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Shares to which such holder was theretofore entitled upon such exercise, subject to necessary adjustments in the exercise price.
The Denison Options will continue to be governed by and be subject to the terms of the Denison Share Option Plan and applicable agreement thereunder except that each Denison Option shall immediately vest and remain vested for the remainder of its term.
IUC will assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Shares for delivery upon exercise of the Denison Warrants (subject to the adjustments required after giving effect to the Arrangement on the basis of 2.88 IUC Shares for each one Denison Share).
Based on the number of Denison Options and Denison Warrants outstanding on October 18, 2006, upon completion of the Arrangement, holders of Denison Options and Denison Warrants will be entitled to purchase an aggregate of approximately 13,907,517 IUC Shares.
Representations and Warranties
The Arrangement Agreement contains various representations and warranties of Denison to IUC with respect to Denison and its Subsidiaries and of IUC to Denison with respect to IUC and its Subsidiaries and IUC Subco. These representations and warranties relate to, among other things: (a) their respective corporate organization, existence and similar corporate matters; (b) their respective capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement and the consummation of the transactions contemplated thereby not (i) resulting in a violation, contravention or breach of, or requiring any consent or giving rise to any termination rights under any provisions of (A) their articles or by-laws, (B) any laws or regulations, or (C) any contract, agreement, licence or permit, (ii) giving rise to any right of termination or acceleration of indebtedness, (iii) resulting in the imposition of any encumbrance on their property or assets, or (iv) except as disclosed, resulting in payments becoming due to any of their directors or officers, which in any case would, individually or in the aggregate, have a Material Adverse Effect on Denison or IUC, as the case may be; (d) directors’ approvals; (e) identification of their respective Subsidiaries; (f) there being no default under, or any event, condition or occurrence which, after notice or lapse of time or both, would constitute a default under any contract, agreement or licence which would, individually or in the aggregate, have a Material Adverse Effect on Denison or IUC, as the case may be; (g) except as disclosed, since their last respective year ends, their having conducted their respective business in the ordinary and regular course of business consistent with past practice; (h) employment and labour matters; (i) their respective most recently completed audited consolidated financial statements and most recently completed unaudited interim financial statements having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (j) completeness and accuracy of financial and corporate books and records; (k) the absence of material litigation; (l) title to properties and condition of assets; (m) insurance matters; (n) environmental matters; (o) the filing of tax returns, the payment of taxes and other tax matters; (p) neither party owning or licensing any intellectual property material to its respective business; (q) pension and employee benefits; (r) reporting issuer and listing status; (s) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (t) compliance with applicable laws; (u) there being no cease trade orders and no investigations that may operate to prevent or restrict trading of their respective securities; (v) there being no options on assets; (w) there being no non-competition agreements or any other agreements which purport as the case may be, to limit the manner or the localities in which all or any material portion of the business of Denison or IUC is conducted; (x) the principal offices of Denison and IUC not being located within the United States; (y) each of Denison and IUC being a foreign private issuer as defined in Rule 405 under the 1933 Act and Rule 3b-4 under the 1933 Act; (z) neither Denison nor IUC being an investment company or being controlled within the meaning of the 1940 Act; (aa) both Denison and IUC having made full disclosure; (bb) no brokers having been engaged or retained in connection with the Arrangement; (cc) the status of Denison and IUC as not a “non- Canadian” for Investment Canada Act (Canada) purposes; (dd) substantially all of the assets and property of Denison and IUC being located outside the United States; (ee) the IUC Shares to be issued pursuant to the Arrangement, being, upon issue, issued as fully paid and non-assessable shares; (ff) since the date of its incorporation, IUC Subco having carried on no business, acquired no properties, entered into no agreements and having assumed any liabilities other than those relating to the Arrangement Agreement; (gg) IUC having maintained a system of internal controls over financial reporting that complies with the requirements of the U.S. Exchange Act; and (hh) IUC being in compliance in all material respects with all provisions with the U.S. Sarbanes-Oxley Act.
Covenants
Until the Effective Date or the date upon which the Arrangement Agreement is terminated, each of Denison and IUC is required to, and to cause its Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, other than in connection with the Arrangement. In addition, each of Denison and IUC is required (except as contemplated by the Arrangement Agreement or as disclosed to the other party in writing or as the other party may agree in writing) to, and to cause its Subsidiaries to, among other things:
1.	not directly or indirectly do or permit to occur any of the following:
(a)	issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares other than the issuance of shares pursuant to options to acquire such shares existing at the date of the Arrangement Agreement;

(b)	other than pursuant to obligations or rights under existing contracts, agreements or commitments, sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect thereof;

(c)	amend or propose to amend its articles or by-laws or the terms of outstanding options;

(d)	split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution (in cash, securities, property or otherwise) with respect to its shares;

(e)	redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments, other than pursuant to the Denison Warrants or the Denison Share Option Plan;

(f)	reorganize, amalgamate or merge with any person;

(g)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;
(h)	(i) satisfy or settle any claims or disputes which are, individually or in the aggregate, in excess of Cdn$500,000;

(ii) relinquish any contractual rights which are, individually or in the aggregate, in excess of Cdn$500,000; or

(iii) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments, other than in the ordinary and regular course of business and not for speculative purposes;
(i)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, in an amount in excess of Cdn$500,000;

(j)	except as required by Canadian or other generally accepted accounting principles or any applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices; or

(k)	enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (i) ordinary course expenditures; (ii) expenditures required by law; and (iii) expenditures made in connection with transactions contemplated in the Arrangement Agreement.
2.	other than pursuant to existing employment arrangements, not enter into or modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officer, director, employee or consultant of IUC or Denison, as the case may be;

3.	use its commercially reasonable best efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

4.	not take any action that would interfere with or be inconsistent with the completion of the Arrangement or would render, or reasonably may be expected to render, any of its representations or warranties in the Arrangement Agreement untrue and promptly notify the other party of:
(a)	any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect;

(b)	any material complaint, investigation or hearing;

(c)	any breach of a covenant in the Arrangement Agreement;

(d)	any event that would render any representation or warranty contained in the Arrangement Agreement untrue or inaccurate in any material respect;

(e)	it becomes aware of any misrepresentations or omissions of material facts in this Circular or the Denison Circular;
5.	not settle or compromise any claim brought by any present, former or purported holder of any of its securities;

6.	not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

7.	use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations under the Arrangement Agreement and to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under applicable laws to complete the Arrangement; not take any action, refrain from taking any action or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated by the Arrangement Agreement or which would or could have a Material Adverse Effect; in all material respects, conduct itself so as to keep the other party fully informed; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement;

and use commercially reasonable efforts to conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date;

8.	make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status;

9.	execute and deliver, at the closing of the transactions, such customer agreements, certificates, resolutions, opinions and other closing documents as may be required by the other party;

10.	cause its affiliates to not knowingly take any action that would prevent the Arrangement from qualifying as a re-organization within the meaning of Section 3.6.8 (a) of the U.S. Internal Revenue Code; and

11.	with respect to each year, if any, IUC is a “Passive Foreign Investment Company” under Section 1.2.9.7 of the Internal Revenue Code, IUC shall provide to all U.S. shareholders all information that a U.S. shareholder making a “Qualified Electing Fund” election is required to obtain for U.S. federal income tax purposes and “PFIC Annual Information Statement” as described in the U.S. Treasury Regulation Section 1.1295-1.
Conditions to the Arrangement
The obligations of IUC and Denison to complete the Arrangement are subject to the satisfaction (or waiver by mutual consent of IUC and Denison in writing at anytime) of certain mutual conditions, including, among others: (i) the Interim Order shall have been granted in form and substance satisfactory to IUC or Denison, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to IUC and Denison, acting reasonably, on appeal or otherwise; (ii) the Arrangement and, if required, all other material transactions necessary to complete the Arrangement, with or without amendment, shall have been approved at the Denison Meeting by the Denison Securityholders and at the IUC Meeting by the IUC Shareholders in accordance with the provisions of the OBCA and the Interim Order; (iii) the Final Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise; (iv) all filings made with the Director in connection with the Arrangement, including the Articles of Arrangement, shall be in form and substance satisfactory to the parties acting reasonably; (v) the Articles of Amendment of IUC to change its name to “Denison Mines Ltd.” or such other name containing the name “Denison” as may be approved by the IUC Board of Directors and the board of directors of Denison, shall be in form and substance satisfactory to the parties acting reasonably; (vi) there shall not be in force any law, ruling, order or decree and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms thereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Denison or IUC; (vii) (A) the TSX shall have conditionally approved the listing thereon of the IUC Shares to be issued pursuant to the Arrangement (including the IUC Shares which, as a result of the Arrangement, are issuable upon the exercise of the Denison Options and the Denison Warrants) as of the Effective Date, or as soon as possible thereafter; and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Denison contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX; (viii) the IUC Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the IUC Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); (ix) (A) all consents, waivers, permits, exemptions, order and approvals of, any registrations and filings with, any governmental entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would have a Material Adverse Effect on Denison, IUC or materially impede the completion of the Arrangement, shall have been obtained or received on terms reasonably satisfactory to each party; (x) all actions shall have been taken to provide that, upon the effectiveness of the Arrangement, the board of directors of New IUC shall be composed of five of the current directors of IUC and five persons designated by Denison; (xi) the IUC Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the IUC Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); (xii) the IUC Shares to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to a statutory hold period; and (xiii) this Arrangement Agreement shall not have been terminated pursuant to such termination provisions in the Arrangement Agreement.
The obligations of IUC to complete the Arrangement are subject to the satisfaction (or waiver by IUC in writing at anytime) of certain additional conditions in its favour, including, among others: (i) the representations and warranties made by Denison in the Arrangement Agreement which are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Denison in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of IUC, have a Material Adverse Effect on Denison; (ii) from the date of this Agreement to the Effective Date, there shall not have occurred and neither Denison nor any of the Denison Subsidiaries shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Denison or the Denison Subsidiaries; (iii) Denison shall have complied in all material respects with its covenants in the Arrangement Agreement; (iv) Denison Securityholders holding no more than 5% of the outstanding Denison Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement (and not withdrawn such exercise); (v) the directors of Denison shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Denison to permit the consummation of the Arrangement; and (vi) the directors of Denison shall not have withdrawn or modified their approval or recommendation to Denison Shareholders of the transactions contemplated in the Arrangement Agreement in a manner adverse to IUC.
The obligations of Denison to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) the representations and warranties made by IUC in the Arrangement Agreement which are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and all other representations and warranties made by IUC in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Denison, have a Material Adverse Effect on IUC; (ii) from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred and neither IUC nor any of the IUC Material Subsidiaries shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on IUC or the IUC Material Subsidiaries; (iii) IUC shall have complied in all material respects with its covenants in the Arrangement Agreement; (iv) Denison Securityholders holding no more than 5% of the outstanding Denison Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement (and not withdrawn such exercise); (v) the IUC Board of Directors shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by IUC to permit the consummation of the Arrangement; and (vi) the IUC Board of Directors shall not have withdrawn or modified in a manner adverse to Denison their approval or recommendation to IUC Shareholders of the transaction contemplated in the Arrangement Agreement.
The Arrangement Agreement further provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.
Amendment and Waiver
The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the Denison Meeting or the IUC Meeting, but not later than the Effective Date, without, subject to applicable law, further notice to or authorization on the part of the Denison Shareholders or the IUC Shareholders and any such amendment may, subject to applicable law or the Interim Order, without limitation, (i) change the time for performance of any of the obligations or acts of the parties, (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or any document delivered pursuant to the Arrangement Agreement, (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the parties, and (iv) waive compliance with or modify any condition contained in the Arrangement Agreement (except that the terms of section 3.01(d) of the Plan of Arrangement, which provides, among other things, that the Exchange Ratio, cannot be amended without the approval of the Denison Shareholders). If Denison or IUC, as the case may be, proposes any amendment to the Arrangement Agreement or the Plan of Arrangement, the other must consider such amendment and, if it and its shareholders are not prejudiced by reason of such amendment, it is required to cooperate in ensuring that such amendment can be effected subject to applicable law and the rights of the Denison Shareholders.
Non-Solicitation
Pursuant to the Arrangement Agreement, Denison and IUC have agreed that they will not, directly or indirectly, through any officer, director employee, representative or agent of such party or any of the subsidiaries of such party or otherwise: (a) make, solicit, initiate, entertain or promote any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (c) agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal in respect of it; (d) enter into, or propose publicly to accept, any agreement related to any Acquisition Proposal or potential Acquisition Proposal in respect of it, or (e) make any public announcement or take any action inconsistent with the recommendation of its directors to approve the Arrangement. Notwithstanding the foregoing, nothing will prevent or restrict the directors of Denison or IUC, as the case may be (the “Target Party”) from, prior to the approval of the Arrangement by the Target Party’s shareholders, or considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or, in the event of a bona fide Acquisition Proposal that would be a Superior Proposal, from withdrawing, qualifying or changing their recommendation to their shareholders or entering into an agreement in respect of a Superior Proposal, in accordance with the terms of the Arrangement Agreement, provided that the Acquisition Proposal did not result from a breach of the Agreement by the Target Party and if the directors of the Target Party determine in good faith after consulting with outside counsel that such action is required for such directors to comply with their fiduciary duties. Each of Denison and IUC must within 24 hours notify the other (the “Non-Target Party”) of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other regarding such Acquisition Proposal.
If either IUC or Denison receives a request for non-public information from a person who is considering making a bona fide Acquisition Proposal and the directors of such party determine that such proposal, if consummated in accordance with its terms, would constitute a Superior Proposal, those directors may, subject to the execution of a confidentiality agreement, provide such person with access to the requested information. The directors of the Target Party will send a copy of any such confidentiality agreement to the Non-Target Party immediately upon the execution thereof and provide the Non-Target Party with a list or a copy of the information provided under the confidentiality agreement.
Superior Proposals
Until the later of the Completion Deadline and the date on which any amount required to be paid by the Target Party pursuant to the Arrangement Agreement has actually been received by the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (a) the Target Party has provided the Non-Target Party with information about the Superior Proposal (with certain permitted deletions), and (b) two Business Days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received the requisite information concerning the Acquisition Proposal.
Termination and Break Fees
The Arrangement Agreement may be terminated at any time prior to the Effective Date:
(a)	by the mutual consent of the parties;

(b)	by either party if:
(i)	the other has committed a material breach of the Arrangement Agreement;

(ii)	a mutual condition or a condition in its favour is not satisfied or waived;

(iii)	the Effective Date is not on or before February 1, 2007 provided that neither IUC nor Denison, as the case may be (the “Terminating Party”) is entitled to terminate the Arrangement Agreement if the Effective Date is not on or before February 1, 2007 because the meeting of the shareholders of the Terminating Party has not been held due to the fault of the Terminating Party;

(iv)	the IUC Meeting is held and completed and the IUC Shareholders do not approve the Share Issue Resolution, the IUC New Board Resolution or the Name Change Resolution; or

(v)	the Denison Meeting is held and completed and the Denison Securityholders do not approve the Arrangement Resolution;
(c)	by IUC if:
(i)	there is a Superior Proposal in respect of Denison and the directors of Denison withdraw or modify in a manner adverse to IUC their approval or recommendation of the Arrangement, fail to reaffirm their approval of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

(ii)	it determines that an Acquisition Proposal in respect of IUC constitutes a Superior Proposal; or
(d)	by Denison if:
(i)	there is a Superior Proposal in respect of IUC and the IUC Board of Directors withdraw or modify in a manner adverse to Denison their approval of the Arrangement, fail to reaffirm their approval of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

(ii)	it determines that an Acquisition Proposal in respect of Denison constitutes a Superior Proposal.
If the Arrangement Agreement is terminated:
(a)	by the Terminating Party because the other party has committed a material breach of the Arrangement Agreement; or

(b)	by the Terminating Party because an Acquisition Proposal has been made to the Terminating Party and made known to its shareholders and not publicly withdrawn prior to the meeting of such shareholders and such shareholders do not approve the Arrangement and the Terminating Party completes the Acquisition Proposal within nine months following the termination of the Arrangement Agreement, then the Terminating Party shall pay to the Non-Terminating Party an amount in cash equal to Cdn$16 million.
If the Arrangement Agreement is terminated by IUC because there is a Denison Superior Proposal in respect of Denison and the directors of Denison (i) shall have withdrawn or modified in a manner adverse to IUC their approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by IUC in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated in the Arrangement Agreement as promptly as possible (but in any event within two Business Days) after receipt of such written request from IUC, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any Denison Superior Proposal, then Denison shall pay to IUC an amount in cash equal to Cdn$16 million. Similarly, if the Arrangement Agreement is terminated by Denison because there is an IUC Superior Proposal in respect of IUC and the directors of IUC (i) shall have withdrawn or modified in a manner adverse to Denison their approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by Denison in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated in the Arrangement Agreement as promptly as possible (but in any event within two Business Days) after receipt of such written request from Denison, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any IUC Superior Proposal, then IUC shall pay to Denison an amount in cash equal to Cdn$16 million.
Neither Denison nor IUC will be required to make more than one payment of the termination fee. Both Denison and IUC acknowledge that the termination fee set out in the Arrangement Agreement is a payment of liquidated damages which are a genuine pre-estimate of the damages which the other party would suffer and are not penalties and therefore waive any right they may have to raise a defence that any such liquidated damages are excessive or punitive. Upon receipt of any payment of a termination fee, the non-paying party is not precluded from seeking injunctive relief to restrain any breach or threatened breach by the paying party of any or its obligations under the Arrangement Agreement.
Expenses of the Arrangement
The Arrangement Agreement provides that each of Denison and IUC is to pay its own expenses incurred in connection therewith and in connection with the completion of the transactions contemplated thereby, provided that notwithstanding the foregoing: (i) in the event that (a) the Arrangement Agreement is terminated prior to the Completion Deadline as a result of the Denison Securityholders having voted not to approve the Arrangement at the Denison Meeting; or (b) IUC has terminated the Arrangement Agreement under Section 7.03(h)(i), then in either case Denison shall pay to IUC the sum of Cdn$2.0 million as and by way of liquidated damages representing a reasonable pre-estimate of IUC’s expenses incurred in respect of the transactions contemplated by this Agreement and not by way of a penalty; and (ii) in the event that (a) this Agreement is terminated prior to the Completion Deadline as a result of the IUC Shareholders having voted not to approve the IUC Shareholder Approval Matters; or (b) Denison has terminated the Arrangement Agreement under Section 7.03(h)(ii), then in either case IUC shall pay to Denison the sum of Cdn$2.0 million as and by way of liquidated damages representing a reasonable pre-estimate of Denison expenses incurred in respect of the transactions contemplated by the Arrangement Agreement and not by way of a penalty. Any amount paid by a party to the other party shall be deducted from the Cdn$16.0 million break fee.
LOCK-UP AGREEMENTS AND INTENTION OF CERTAIN SECURITYHOLDERS
The directors and senior officers of IUC have entered into IUC lock-up agreements with Denison pursuant to which they have agreed to vote an aggregate of 1,100,800 IUC Shares (1.3% of the aggregate number issued and outstanding IUC Shares) in favour of the IUC Shareholder Approval Matters. The IUC lock-up agreements provide that the directors and senior officers of IUC may not transfer their IUC Shares or IUC Shares issuable upon exercise of IUC Options except in limited circumstances to related parties. The IUC lock-up agreements provide that the directors and officers of IUC are entitled to withdraw the IUC Shares and IUC Options from the IUC Shareholder Approval Matters and not vote the IUC Shares in favour of the IUC Shareholder Approval Matters if (a) an Acquisition Proposal is made to IUC and the IUC Board of Directors has determined that the Acquisition Proposal constitutes a Superior Proposal, (b) the Arrangement Agreement has been terminated in circumstances which require the payment of the termination fee described in “The Arrangement Agreement – Termination and Break Fee”, or (c) the Arrangement Agreement is terminated. The IUC lock-up agreements specifically provide that nothing in such agreements requires any director or officer of IUC to take or refrain from taking any action as a director or officer of IUC which would be inconsistent with his or her obligations or fiduciary duties as provided for in the Arrangement Agreement.
Denison’s directors and senior officers have also entered into lock-up agreements with IUC pursuant to which they have agreed to support the Arrangement on terms comparable to the terms described above relating to the IUC lock-up agreements.
The IUC lock-up agreements are deemed to terminate immediately upon the termination of the Arrangement Agreement in accordance with its terms. The IUC lock-up agreements are deemed to be terminated immediately if the IUC Shareholder Approval Matters are voted upon by IUC Shareholders and not approved in certain circumstances.
INTERESTS OF EXPERTS
Certain legal matters relating to the Arrangement will be passed upon by Blake, Cassels & Graydon LLP on behalf of Denison and by Cassels Brock & Blackwell LLP on behalf of IUC. Dorsey & Whitney LLP acted as United States counsel to Denison and Shearman & Sterling LLP acted as United States counsel to IUC in respect of the Arrangement. As at the date hereof, the partners and associates of each of Blake, Cassels & Graydon LLP, Dorsey & Whitney LLP, Cassels Brock & Blackwell LLP and Shearman & Sterling LLP as a group, own, directly or indirectly, less than 1% of the Denison Shares and less than 1% of the IUC Shares.
The qualified persons who were responsible for the preparation of the technical reports described in this Circular and the Denison AIF, which is incorporated herein by reference, Scott Wilson Roscoe Postle Associates Inc., and the directors and officers of Scott Wilson Roscoe Postle Associates Inc., as a group, own, directly or indirectly, less than 1% of the IUC Shares and less than 1% of the Denison Shares.
REGULATORY MATTERS
Issue and Resale of IUC Shares
Canada
The issue of the IUC Shares in connection with the Arrangement will be exempt from the prospectus and registration requirements of the securities legislation of the provinces and territories of Canada.
The first trade of IUC Shares issued to a Denison Shareholder in connection with the Arrangement will not be subject to any restricted or hold period in Canada if: (i) at the time of such first trade, IUC is a reporting issuer or the equivalent under the legislation of a jurisdiction in Canada; (ii) no unusual effort is made to prepare the market or to create a demand for the IUC Shares which are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (iv) the seller of the securities is an insider or officer of IUC, the seller has no reasonable grounds to believe that IUC is in default of any requirement of applicable legislation; and (v) the first trade is not from the holdings of a person or company or combination of persons or companies holding a sufficient number of any securities of IUC so as to affect materially the control of IUC (a holding by any person, company or arrangement of persons and/or companies of more than 20% of the outstanding voting securities of IUC being deemed, in the absence of evidence to the contrary, to affect materially the control of IUC).

United States
The IUC Shares to be issued to holders of Denison Shares are not required to be, and will not be, registered under the 1933 Act. The IUC Shares will be issued in reliance upon the exemption provided by section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts from the general registration requirement securities distributed to shareholders where the terms and conditions of the issue and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issue of securities in exchange for other outstanding securities.
The IUC Shares received by Denison Shareholders pursuant to the Arrangement will be freely transferable under U.S. federal securities laws by those shareholders not deemed to be “affiliates” of Denison or IUC. An “affiliate” is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IUC. Any subsequent transfer of IUC Shares by any person who is an affiliate of Denison or IUC.
INFORMATION CONCERNING DENISON MINES INC.
General
Denison was incorporated on September 25, 2003 under the OBCA and commenced operations on March 8, 2004 when it acquired the uranium mining and environmental services businesses from Denison Energy Inc. in connection with the reorganization of Denison Energy Inc.
Denison is primarily a uranium exploration, development and production company. Denison’s principal assets are its interests in the McClean Lake uranium facility and the Midwest Uranium Project, both of which are located in Northern Saskatchewan and operated by AREVA Resources Canada Inc. (“AREVA”). Denison’s mineral exploration activities during 2005 concentrated on uranium through the Wheeler River, Wolly and Waterfound River joint ventures in Northern Saskatchewan and through its joint venture in Mongolia, together with on-going exploration of targets on the McClean Lake and Midwest properties. Denison is also the manager of Uranium Participation Corporation (“UPC”) and operates an environmental and mine reclamation business through its Denison Environmental Services division. Denison also has an interest in a uranium joint venture in Mongolia with an affiliate of AREVA, and participates in uranium exploration in Australia through its 12% equity interest in Energy Metals Limited.
Denison owns 30% of the outstanding common shares of McClean Uranium Limited (“MUL”), which is a corporation formed under the laws of Saskatchewan. The balance of the common shares of MUL are held by AREVA. AREVA and Denison jointly market their respective shares of production from the McClean Lake uranium project to electrical utilities around the world (directly and through uranium traders) through MUL. There is no Subsidiary of Denison whose total assets or whose total revenues constitute more than 10% of the consolidated assets or consolidated revenues of Denison for the most recent fiscal year end. Subsidiaries, if considered in the aggregate, represent less than 10% of the total consolidated assets or total consolidated revenues of Denison.
Denison’s head office and registered office is located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. The Denison Shares trade on the TSX under the symbol “DEN”.
See Schedule I “Additional Information Concerning Denison Mines Inc.” for more information regarding Denison.

Risk Factors
For risk factors associated with the activities of Denison, see the section entitled “Risk Factors” of the Denison AIF (as such term has been defined under the heading “Additional Information – Documents Concerning Denison Incorporated by Reference”), which is incorporated by reference herein.
Risks Involved with Denison’s Assessment of the Arrangement
Denison’s determination to combine with IUC pursuant to the Arrangement is based in large part on engineering, environmental and economic assessments made by it and its consultants and advisors. These assessments include a series of assumptions regarding such factors as potential for future production, recoverability and marketability of uranium and vanadium reserves and resources, environmental restrictions and prohibitions, future prices of uranium and vanadium and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of either Denison or IUC. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in the combined entity having lower production and reserves or higher operating or capital expenditures than anticipated.
Risks Involved with Integrating Denison and IUC
Denison is proposing to combine with IUC pursuant to the Arrangement in order to strengthen its position in the mining industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of this combination depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on New IUC’s ability to realize the anticipated growth opportunities and synergies from combining the two businesses. The integration of businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect New IUC’s ability to achieve the anticipated benefits of the Arrangement.
Description of Share Capital
A description of the authorized share capital of Denison is included in the Denison AIF, which is incorporated by reference herein.
Documents Concerning Denison Incorporated By Reference
Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, phone (416) 979-1991 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.
For further information regarding Denison, please refer to the following documents which are incorporated by reference herein:
(a)	Denison’s annual information form dated March 7, 2006 which includes information relating to Denison’s corporate structure, business, directors, reserves, legal proceedings,

escrowed securities, conflicts of interest and risk factors (the “Denison AIF”);

(b)	the management information circular and proxy statement of Denison dated March 7, 2006 relating to the annual meeting of Denison Shareholders held on April 19, 2006 which contains information relating to executive compensation, corporate governance and indebtedness of directors and officers and the Denison Circular;

(c)	the audited annual financial statements of Denison as at and for the period ended December 31, 2005, together with the notes thereto and the auditors’ report thereon;

(d)	management’s discussion and analysis of financial condition and results of operations for the annual consolidated financial statements referred to in paragraph (c) above;

(e)	the unaudited interim financial statements of Denison as at and for the six months ended June 30, 2006, together with the notes thereto;

(f)	management’s discussion and analysis of financial condition and results of operations for the interim financial statements referred to in paragraph (e) above;

(g)	the material change report of Denison dated March 2, 2006 regarding Denison’s completion of a public offering raising gross proceeds of Cdn$75,650,000; and

(h)	the material change report of Denison dated September 20, 2006 regarding Denison entering into the Arrangement Agreement.
Any business acquisition reports, material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis and information circular filed by Denison and the securities commissions or similar authorities in Canada subsequent to the date of this Circular and prior to the Denison Meeting shall be deemed to be incorporated by reference in this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.
INFORMATION CONCERNING INTERNATIONAL URANIUM CORPORATION
Documents Incorporated by Reference
Information has been incorporated by reference in this Circular from documents filed by IUC with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference concerning IUC may be obtained on request without charge from the Assistant Corporate Secretary of IUC at 2101 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, Telephone:

(604) 689-7842, Fax: (604) 689-4250. In addition, copies of the documents incorporated herein by reference maybe obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.
For the purpose of the Province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Secretary of IUC at the above-mentioned address and telephone number.
For further information regarding IUC, please refer to the following documents which are incorporated by reference herein:
(a)	IUC’s annual report on Form 20-F pursuant to the 1934 Act dated December 19, 2005 (the “IUC 20F”), as filed with the SEC on December 28, 2005;

(b)	IUC’s audited annual consolidated financial statements for the year ended September 30, 2005, together with the report of the auditors thereon and the notes thereto;

(c)	IUC’s management’s discussion and analysis for the year ended September 30, 2005;

(d)	IUC’s unaudited interim consolidated financial statements for the three months ended December 31, 2005, together with the notes thereto;

(e)	IUC’s management’s discussion and analysis for the three months ended December 31, 2005;

(f)	IUC’s unaudited interim consolidated financial statements for the six months ended March 31, 2006, together with the notes thereto;

(g)	IUC’s management’s discussion and analysis for the six months ended March 31, 2006;

(h)	IUC’s unaudited interim consolidated financial statements for the nine months ended June 30, 2006, together with the notes thereto;

(i)	IUC’s management’s discussion and analysis for the nine months ended June 30, 2006;

(j)	IUC’s management information circular and proxy statement dated December 19, 2005 relating to the annual and special meeting of IUC Shareholders held on February 2, 2006;

(k)	IUC’s material change report dated February 7, 2006 with respect to the completion of a private placement to raise gross proceeds of Cdn$45 million;

(l)	IUC’s material change report dated June 14, 2006 concerning the re-opening of its U.S. uranium/vanadium mines; and

(m)	IUC’s material change report dated September 26, 2006 concerning the Arrangement.
Reference is also made to Schedule G – “Additional Disclosure Regarding International Uranium Corporation” for an update on the information contained in the public record as well as a summary of a certain National Instrument No. 43-101 compliance technical report filed for and on behalf of IUC, a full copy is available on the SEDAR website at www.sedar.com.

Any business acquisition reports, material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis and management information circular filed by IUC and the securities commissions or similar authorities in Canada subsequent to the date of this Circular and prior to the IUC Meeting shall be deemed to be incorporated by reference in this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.
The Business of IUC
IUC was incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the OBCA. Thornbury Capital Corporation was incorporated under the laws of the Province of Ontario by Letters Patent on September 29, 1950. On May 9, 1997 these two companies amalgamated to form “International Uranium Corporation”. IUC is governed by the OBCA. The IUC Shares trade on the TSX under the symbol “IUC”. The common shares of IUC are registered under the 1934 Act. However, the IUC Shares to be issued to holders of Denison Shares under the Arrangement are not required to be, and will not be, registered under the 1933 Act. See, “Regulatory Matters – Issue and Resale of IUC Shares – United States”.
IUC is engaged in uranium exploration, mining and milling, including the business of recycling uranium-bearing waste products at its White Mesa uranium mill as an alternative to the direct disposal of these waste products. In addition, IUC sells uranium recovered from these operations. IUC also sells vanadium and other metals that can be produced as a co-product with uranium. IUC has uranium exploration programs in Mongolia and in the Athabasca Basin Region of Saskatchewan. IUC owns several uranium and uranium/vanadium mines in the United States. Some of these mines have recommenced operations, while the others remain on standby. In addition, IUC owns a 41.6% approximate equity interest in Fortress, which is engaged in precious and base metal exploration in Russia, Mongolia and Nicaragua.
United States Assets
IUC’s principal assets in the United States are:
-	the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant located near Blanding, Utah.

-	the Arizona Strip uranium properties, in north central Arizona.

-	the Colorado Plateau uranium/vanadium properties, straddling the southwestern Colorado and Utah border.

-	the Henry Mountains complex uranium properties in south central Utah.

-	various uranium alternate feed processing contracts and joint venture contracts.
Canadian Assets
In Canada, IUC has the following uranium exploration assets located in the Athabasca Basin Region of Saskatchewan:
-	a 75% interest in the Moore Lake property.

-	a 60% interest in the Bell Lake property.

-	an option to earn a 75% interest in the Park Creek property.

-	an option to earn a 51% interest in the Huard-Kirsch property.

-	an option to earn a 75% interest in the Lazy Edward Bay property.

-	an option to earn a 75% interest in the Crawford Lake and Brown Lake projects, subject to signing of formal agreements.

-	an option to earn a 75% interest in the Kelic Lake, South Dufferin, Pendelton Lake and Cigar South properties and an option to earn a 51% interest in the North Wedge property.

-	a 50/50 joint venture in the Hatchet Lake project, subject to signing a formal agreement.

-	a 100% interest in the Key Lake South, Perpete Lake, Ford Lake and Johnstone Lake properties.

-	additional staked exploration ground in the Athabasca Basin.
In addition, IUC has an option to earn a 75% interest in the Simms Lake uranium exploration property in western Labrador.
Mongolian Assets
IUC has the following assets in Mongolia:
-	a 70% interest in the Gurvan-Saihan Joint Venture. The other parties to this joint venture include the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to the remaining 15%. As of October 18, 2006, the Gurvan-Saihan Joint Venture holds 1.774 million hectares of uranium exploration properties.

-	nine exploration licenses, totalling 539,000 hectares as of October 18, 2006, which are wholly owned by IUC through its subsidiary, International Uranium Mongolia, XXK.

-	an option to earn a 65% interest in two uranium exploration licenses totalling approximately 1.2 million hectares.

Fortress Properties
IUC has a 41.6% equity interest in Fortress and Fortress has the following assets
-	gold and base metals exploration properties in Mongolia, totalling 2.3 million hectares, as of October 18, 2006.

-	an option to earn an 80% interest in the Svetloye gold project in eastern Russia.

-	exploration concessions totalling 109,482 hectares in Nicaragua.
Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST) and have traded in the range of Cdn$0.78 to Cdn$1.78 per share between January 3, 2006 and October 18, 2006, with the total volume of shares traded during that period being 30,876,895 shares. The closing price of the Fortress shares as of October 18, 2006 was Cdn$0.90.
NEW INTERNATIONAL URANIUM CORPORATION
Pro Forma Information After Giving Effect to the Arrangement
Selected Pro Forma Financial Information
The following tables set out certain pro forma consolidated financial information of IUC and Denison for the period ended September, 2005 and the nine months ended June 30, 2006 after giving effect to the Arrangement. The unaudited pro forma consolidated financial statements of IUC reflect the completion of the Arrangement as if it has occurred on October 1, 2004 for the purposes of the pro forma consolidated statement of operations, and on June 30, 2006 for the purposes of the pro forma balance sheet, giving effect to the assumptions set forth in the notes to the pro forma consolidated financial statements contained in Schedule F to this Circular.
The information provided below is qualified in its entirety by the unaudited Pro Forma Consolidated Financial Statements attached as Schedule F hereto. Reference should be made to those financial statements as well as to the audited consolidated financial statements of IUC for the year ended September 30, 2005 and the unaudited consolidated financial statements of IUC for the nine months ended June 30, 2006, the audited annual financial statements of Denison for the year ended December 31, 2005 and the unaudited financial statements of Denison for the six months ended June 30, 2006, which are incorporated herein by reference.

As at
June 30,
Pro Forma Balance Sheet Data (unaudited, in thousands of US$)	2006

Current assets	$140,433
Plant and equipment	107,107
Mineral properties	387,095
Other assets	44,432

Total Assets	$679,067

Current liabilities	$21,296
Provision for post-employment benefits, including current portion	4,191
Reclamation obligations, including current portion	18,932
Future income tax liability	97,827
Other long-term liabilities, including current portion	229

Total Liabilities	142,475

Total Shareholders’ Equity	536,592

Total Liabilities and Shareholders’ Equity	$679,067

Combined Operational Information After Giving Effect to the Arrangement
The following table sets forth certain combined operational information after giving effect to the Arrangement.

	Nine Months
	Ended	Year Ended
Pro Forma Statements of Operations Data (unaudited, in thousands	June 30,	September 30,
of US$ except for per share amounts)	2006	2005

Revenues	$27,354	$27,801
Loss from operations	(3,608)	(11,311)
Net income (loss) for the period	2,583	(889)
Earnings (loss) per share: Basic	$0.01	$(0.01)
Diluted	0.01	(0.01)
Officers and Directors of New IUC After Giving Effect to the Arrangement
Certain of the existing directors and officers of Denison will be the directors and officers of New IUC following completion of the Arrangement. On the Effective Date, the board of directors of New IUC will be reconstituted such that it will consist of ten directors, five of which will be nominated by IUC and five of which will be nominated by Denison. It is anticipated that Denison’s nominees will be E. Peter Farmer, Paul F. Little, Roy J. Romanow P.C., O.C., Q.C., Catherine J. G. Stefan and W. Robert Dengler and that the existing directors of IUC who will remain on the board of New IUC will be Ronald F. Hochstein, John H. Craig, William A. Rand, Brian D. Edgar and Lukas H. Lundin. Lukas H. Lundin will be the Chairman of the Board of New IUC.
Information with respect to each of Denison’s nominees is set forth in the management information circular and proxy statement of Denison dated March 7, 2006 relating to the annual meeting of Denison

Shareholders held on April 19, 2006 incorporated by reference herein. Information with respect to IUC’s directors who will remain on the board of New IUC is set forth in IUC’s management information circular and proxy statement dated December 19, 2005 relating to the annual and special meeting of IUC Shareholders held on February 2, 2006, incorporated by reference herein.
E. Peter Farmer, the President and Chief Executive Officer of Denison, will be appointed the Chief Executive Officer of New IUC. Ronald F. Hochstein, the President and Chief Executive Officer of IUC, will be appointed President and Chief Operating Officer of New IUC. James R. Anderson, the Executive Vice-President and Chief Financial Officer of Denison will become the Chief Financial Officer of New IUC.
Stock Exchange Listing
The TSX has conditionally approved the listing of the IUC Shares to be issued in connection with the Arrangement, subject to IUC fulfilling all of the requirements of the TSX.
Accounting Treatment
The Arrangement will be accounted for as a purchase transaction, with IUC being identified as the acquirer and Denison as the acquiree. This determination is preliminary and may change upon final review.
Eligibility for Investment
The IUC Shares to be issued pursuant to the Arrangement will be “qualified investments” under the ITA at a particular time for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (“Deferred Plans”), as defined in the ITA, provided that such shares are listed on a “prescribed stock exchange” (which includes the TSX) at that time.
SPECIAL BUSINESS TO BE CONSIDERED BY IUC SHAREHOLDERS
Share Issue Resolution
At the IUC Meeting, IUC Shareholders will be asked to consider and, if deemed appropriate, to pass, the Share Issue Resolution, the full text of which is reproduced at Schedule A to this Circular.
The IUC Board of Directors recommends that the IUC Shareholders vote in favour of the Share Issue Resolution at the IUC Meeting. See “The Arrangement — Recommendation of the IUC Board of Directors”. To be effective, the Share Issue Resolution must be approved by not less than a majority of the votes cast by the holders of IUC Shares present in person or represented by proxy at the IUC Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IUC Shares represented by such form of proxy for the Share Issue Resolution.
IUC New Board Resolution
At the IUC Meeting, IUC Shareholders will be asked to consider and, if deemed appropriate, to pass, the IUC New Board Resolution, the full text of which is reproduced at Schedule B to this Circular.
As part of the IUC New Board Resolution, IUC Shareholders are being asked to appoint three additional directors to the IUC Board of Directors to fill the vacancies created by the increase in the Board of Directors from seven to 10, approved by the Board of Directors. Appointment of these three directors is being sought because a condition of the Arrangement is that New IUC have a board of directors consisting of 10 directors, being five directors nominated by IUC and five directors nominated by Denison. At the last meeting of IUC Shareholders, seven directors were elected to the IUC Board of Directors. The IUC Board of Directors has subsequently increased the size of the IUC Board of Directors from seven to 10. Pursuant to the OBCA, directors of a company can not appoint additional directors between shareholder meetings if the increase would result in more than one and one-third times the number of directors last elected by shareholders at the most recently held annual meeting of shareholders. IUC Shareholders are therefore being asked to fill the vacancies created by this increase by appointing the three new additional directors set forth below to the IUC Board of Directors. These three new additional IUC directors have agreed to resign as directors of New IUC after completion of the Arrangement in order to allow three of the Denison nominee directors to be appointed to the New IUC board of directors. Save for the foregoing, each new director will hold office until the next annual meeting of IUC Shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of IUC.
In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with IUC and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of IUC and the approximate number of IUC Shares beneficially owned by him directly or indirectly or over which he exercises control or direction.

		IUC Shares
		beneficially owned,
Name and	Period of	directly orindirectly,
Municipality of	Service as a	or controlled or
Residence	Director	directed	Present Principal Occupation
Paul K. Conibear West Vancouver, British Columbia, Canada	Not yet a director	5,000	President and CEO, Tenke Mining Corp.; Vice President, Operations of Tenke Mining Corp. from June 16, 1999 to June 21, 2004

Richard P. Clark North Vancouver, British Columbia, Canada	Not yet a director	0	President and CEO, Red Back Mining Inc.; President of Red Back Mining Inc. from October 4, 1999 to January 19, 2005

Keith C. Hill West Vancouver, British Columbia, Canada	Not yet a director	15,200	Chairman, Pearl Exploration and Production Corp.; Formerly President and CEO, Valkyries Petroleum Corp.
If any of the above-named nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the IUC Shareholder has specified in the proxy that its IUC Shares are to be voted against the IUC New Board Resolution.
The IUC Board of Directors recommends that the IUC Shareholders vote in favour of the IUC New Board Resolution at the IUC Meeting. See “The Arrangement — Recommendation of the IUC Board of Directors”. To be effective, the IUC New Board Resolution must be approved by not less than a majority of the votes cast by the holders of IUC Shares present in person or represented by proxy at the IUC Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IUC Shares represented by such form of proxy for the IUC New Board Resolution.
IUC SOP Amendment Resolution
At the IUC Meeting, IUC Shareholders will be asked to consider and, if deemed appropriate, to pass, the IUC SOP Amendment Resolution, the full text of which is reproduced at Schedule C to this Circular.
Reference is made to IUC’s management information circular and proxy statement dated December 19, 2005 relating to the annual and special meeting of IUC Shareholders held on February 2, 2006 for information relating to the IUC SOP prior to the amendments to the IUC SOP as contemplated by the IUC SOP Amendment Resolution.
The IUC SOP prior to the implementation of the amendments contemplated by the IUC SOP Amendment Resolution provided, among other things, as follows:
“ARTICLE 4
Shares Subject to the Plan
4.1 Options may be granted in respect of authorized and unissued Shares provided that, subject to increase by the Board, the receipt of the approval of the Exchange and the approval of shareholders of the Corporation, the maximum aggregate number of Shares reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan shall not exceed 10,700,000 Shares. Shares in respect of which Options are not exercised and subsequently expire or are terminated, unexercised and Shares in respect of which Options are exercised shall each be available for subsequent Options under the Plan. Fractional Shares may not be purchased or issued under the Plan.”
and...
“ARTICLE 8
Change in Control and Certain Adjustments
8.1	Notwithstanding any other provision of this Plan in the event that the Corporation receives an offer (the “Offer”) for:

(a)	the acquisition by any Person of Shares or rights or options to acquire Shares of the Corporation or securities which are convertible into Shares of the Corporation or any combination thereof such that after the completion of such acquisition such Person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b)	the sale by the Corporation of all or substantially all of the property or assets of the Corporation;
then notwithstanding that at the effective time of the Offer the Optionee may not be entitled to all the Shares granted by the Option, the Optionee shall be entitled to exercise the Options to the full amount of the Shares remaining at that time from the date of the Offer to the date of the close of any such transaction. If such transaction is not completed within 90 days of the date of the Offer and the Optionee has not so exercised that portion of the Option relating to Shares to which the Optionee would not otherwise be entitled, this provision shall cease to apply to the Offer.”
The IUC SOP Amendment Resolution will amend the IUC SOP to: (1) provide that options may be granted that equal up to 10% of the issued and outstanding IUC Shares from time to time, up to a maximum of 20,000,000 options; (2) remove the “reloading” feature of options that have been exercised, such that the number of exercised options is not added to the pool of options available for future issuance and (3) provide that on a change of control, unvested options may be exercised not only before the close of any such change of control transaction, but up to a date that is 60 days following the close of any such transaction. If the IUC Shareholders, as set forth in this Circular approve the IUC SOP Amendment Resolution, the IUC SOP sections set forth above shall be amended to read as follows:

“ARTICLE 4
Shares Subject to the Plan
     4.1 Options may be granted in respect of authorized and unissued Shares provided that, subject to increase by the Board, the receipt of the approval of the Exchange and the approval of shareholders of the Corporation, the maximum aggregate number of Shares reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan shall not exceed 10% of the issued and outstanding shares of the Corporation from time to time, up to a maximum of 20,000,000 Shares. Shares in respect of which Options are not exercised and subsequently expire or are terminated, unexercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.”
and...
“ARTICLE 8
Change in Control and Certain Adjustments
8.1	Notwithstanding any other provision of this Plan in the event that the Corporation receives an offer (the “Offer”) for:

(a)	the acquisition by any Person of Shares or rights or options to acquire Shares of the Corporation or securities which are convertible into Shares of the Corporation or any combination thereof such that after the completion of such acquisition such Person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b)	the sale by the Corporation of all or substantially all of the property or assets of the Corporation;
then notwithstanding that at the effective time of the Offer the Optionee may not be entitled to all the Shares granted by the Option, the Optionee shall be entitled to exercise the Options to the full amount of the Shares remaining at that time from the date of the Offer to the date that is 60 days following the close of any such transaction. If such transaction is not completed within 90 days of the date of the Offer and the Optionee has not so exercised that portion of the Option relating to Shares to which the Optionee would not otherwise be entitled, this provision shall cease to apply to the Offer.”
All other provisions of the IUC SOP shall remain in force.
The IUC Board of Directors recommends that the IUC Shareholders vote in favour of the IUC SOP Amendment Resolution at the IUC Meeting. See “The Arrangement — Recommendation of the IUC Board of Directors”. To be effective, the IUC SOP Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of IUC Shares present in person or represented by proxy at the IUC Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IUC Shares represented by such form of proxy for the IUC SOP Amendment Resolution.
Name Change Resolution
At the IUC Meeting, IUC Shareholders will be asked to consider and, if deemed appropriate, to pass, the Name Change Resolution, the full text of which is reproduced at Schedule D to this Circular.
The IUC Board of Directors recommends that the IUC Shareholders vote in favour of the Name Change Resolution at the IUC Meeting. See “The Arrangement — Recommendation of the IUC Board of Directors”. To be effective, the Name Change Resolution must be approved by not less than 66 2/3% of the votes cast by the holders of IUC Shares present in person or represented by proxy at the IUC Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IUC Shares represented by such form of proxy for the Name Change Resolution.

IUC DIRECTORS’ APPROVAL
The contents and the sending of this Circular to the IUC Shareholders has been approved by the IUC Board of Directors.
Denison has provided the information contained in this Circular concerning Denison and its Subsidiaries and business and operations, including the information incorporated by reference therein and Denison’s financial information and financial statements. IUC assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Denison to disclose facts or events which may affect the accuracy of any such information.
DATED at Vancouver, British Columbia as of the 18th day of October, 2006.
BY ORDER OF THE BOARD
“Ronald F. Hochstein”
RONALD F. HOCHSTEIN
President and Chief Executive Officer

CONSENT OF PRICEWATERHOUSECOOPERS FOR INTERNATIONAL URANIUM CORPORATION
We have read the Management Information Circular (the “Circular”) of International Uranium Corporation (“IUC”) dated October 18, 2006 relating to the proposed business combination of IUC and Denison Mines Inc (“Denison”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Circular of our report to the Shareholders of IUC on the consolidated balance sheets of IUC as at September 30, 2005 and 2004 and the consolidated statements of operations, deficits, and cash flows for each of the years in the three year period ended September 30, 2005. Our report is dated December 9, 2005.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, British Columbia
October 18, 2006

CONSENT OF PRICEWATERHOUSECOOPERS FOR DENISON MINES INC.
We have read the Management Information Circular (the “Circular”) of International Uranium Corporation (“IUC”) dated October 18, 2006 relating to the proposed business combination of IUC and Denison Mines Inc (“Denison”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Denison on the consolidated balance sheets of Denison as at December 31, 2005 and December 31, 2004 and the consolidated statements of earnings, divisional equity and retained earnings and cash flows for the years then ended December 31, 2005. Our report is dated March 1, 2006.
signed
“PricewaterhouseCoopers LLP”
Chartered Accountants
Toronto, Ontario
October 18, 2006

GLOSSARY
Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the Schedules to this Circular.
“1933 Act” means the United States Securities Act of 1933, as amended.
“1934 Act” means the United States Securities Exchange Act of 1934, as amended.
“1940 Act” means the United States Investment Company Act of 1940, as amended.
“Acquisition Proposal” means, in respect of IUC and its Subsidiaries and Denison and its Subsidiaries, any bona fide, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of IUC and its Subsidiaries or Denison and its Subsidiaries or would or could, in any case, result in the sale or other disposition of all or Substantially all of the assets of IUC and its Subsidiaries or Denison and its Subsidiaries.
“Arrangement” means the arrangement under section 182 the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court.
“Arrangement Agreement” means the arrangement agreement dated as of September 18, 2006, as amended and restated October 16, 2006 with effect as of September 18, 2006 among Denison, IUC Subco and IUC, a copy of which is attached as Schedule E to this Circular.
“Arrangement Resolution” means the special resolution of the Denison Securityholders authorizing and approving the Arrangement, as set out in the Denison Circular.
“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.
“Circular” means this management information circular and proxy statement, including all Schedules, sent to the IUC Shareholders in connection with the IUC Meeting.
“CIM Definition” means the Canadian Institute of Mining, Metallurgy and Petroleum, CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by CIM council.
“Completion Deadline” means February 1, 2007.
“Computershare “ means Computershare Investor Services Inc., the registrar and transfer agent for each of the Denison Shares and the IUC Shares.
“Court” means the Ontario Superior Court of Justice.
“De facto acquisition or change of control” means, in respect of a corporation, the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of such corporation to permit such person or persons to exercise, or to control or direct the voting of, in the case of Denison or IUC, 20% or more of the total number of votes attached to all outstanding voting securities of Denison or IUC or, in the case of a Subsidiary of Denison or a Subsidiary of IUC, 50% of the total number of votes attached to all outstanding voting securities of such Subsidiary of Denison or Subsidiary of IUC, as the case may be.

“Denison” means Denison Mines Inc., a corporation incorporated under the OBCA.
“Denison Circular” means the management information circular and proxy statement dated as of October 18, 2006, including all Appendices, sent to Denison Securityholders in connection with the Denison Meeting, pursuant to which, Denison Securityholders will be asked to consider and if thought advisable, approve, with or without variation, the Arrangement Resolution.
“Denison Dissenting Securityholder” means a registered Denison Securityholder who dissents in respect of the Arrangement Resolution.
“Denison Meeting” means the special meeting of Denison Securityholders, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order.
“Denison Options” means collectively, all outstanding options, whether or not vested, entitling the holders to acquire Denison Shares.
“Denison Securityholders” means holders of Denison Shares and Denison Options.
“Denison Shareholders” means holders of Denison Shares.
“Denison Share Option Plan” means the share option plan of Denison adopted on March 5, 2004.
“Denison Shares” means the common shares which Denison is authorized to issue.
“Denison Warrants” means collectively, all outstanding warrants to purchase Denison Shares.
“Depositary” means Computershare at its office set out in the letter of transmittal to be mailed to Denison Shareholders.
“Director” means the Director of companies appointed under section 278 of the OBCA.
“Dissent Procedures” has the meaning set out in section 5.01 of the Plan of Arrangement.
“Dissent Rights” means the right of a registered Denison Shareholder and Denison Optionholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.
“Dundee Securities” means Dundee Securities Corporation.
“Effective Date” means the date on which the Final Order and all other documents required to give effect to the Arrangement are filed with the Director pursuant to section 182 of the OBCA.
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.
“Exchange Ratio” means 2.88 IUC Shares for each one Denison Share, which Denison Shareholders will be entitled to receive upon the completion of the Arrangement, subject to the provisions of the Plan of Arrangement.
“Fairness Opinion” means the written opinion dated October 18, 2006 from Dundee Securities delivered to the IUC Board of Directors in connection with the Arrangement, a copy of which is attached as Schedule H to this Circular.
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.
“Fortress” means Fortress Minerals Corp., a corporation incorporated under the Business Corporations Act, British Columbia.

“Interim Order” means the interim order of the Court dated October 18, 2006, as the same may be amended, in respect of the Arrangement.
“ITA” means the Income Tax Act (Canada), as amended.
“Letter of Transmittal” means the letter of transmittal to be delivered to Denison Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing Denison Shares, will enable the Denison Shareholders to exchange their Denison Shares for IUC Shares upon completion of the Arrangement in accordance with the Exchange Ratio.
“IUC” means International Uranium Corporation, a corporation amalgamated under the OBCA.
“IUC AIF” means IUC’s annual report on Form 20-F pursuant to the 1934 Act dated December 19, 2005, as filed with the SEC on December 28, 2005.
“IUC Board of Directors” means the board of directors of IUC.
“IUC Material Subsidiaries” means the IUC Subsidiaries identified as IUC Material Subsidiaries in the Arrangement Agreement.
“IUC Meeting” means the special IUC Meeting of IUC Shareholders to be held on November 20, 2006, including any adjournments and postponements thereof.
“IUC New Board Resolution” means the resolution to appoint three additional directors to the IUC Board of Directors to fill the vacancies created by an increase in the IUC Board of Directors, in the form and content set out in Schedule B to this Circular.
“IUC Shareholders” means the holders of IUC Shares.
“IUC Shareholder Approval Matters” means the Share Issue Resolution, the IUC New Board Resolution, the IUC SOP Amendment Resolution and the Name Change Resolution.
“IUC Shares” means the common shares which IUC is authorized to issue.
“IUC SOP” means the incentive stock option plan of IUC for directors, officers, employees and consultants approved by the IUC Shareholders on February 14, 1997 and amended, as approved by IUC Shareholders on March 23, 1999 and March 22, 2006.
“IUC SOP Amendment Resolution” means the resolution to amend the IUC SOP in the form and content set out in Schedule C to this Circular.
“Material Adverse Change” means, in respect of Denison or IUC, any one or more changes, effects, events or occurrences, and “Material Adverse Effect” means, in respect of Denison or IUC, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Denison or IUC, as the case may be, other than any change, effect, event or occurrence (a) relating to the global economy or securities markets in general; (b) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on Denison or IUC; (c) resulting from changes in the price of uranium or vanadium; and (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa.
“Name Change Resolution” means the special resolution to change the name of IUC to “Denison Mines Ltd.” or such other name containing the name “Denison” as shall be authorized by the IUC Board of Directors and the board of directors of Denison.

“New IUC” means IUC after completion of the Arrangement.
“NI 43-101” means National Instrument 43-101promulgated by the Canadian Securities Administrators.
“Notice of Application” means the notice of application to the Court with respect to the Final Order.
“OBCA” means the Business Corporations Act (Ontario), as amended.
“Plan of Arrangement” means the plan of arrangement attached as Schedule A to the Arrangement Agreement which is attached as Schedule E to this Circular, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court.
“Record Date” means October 16, 2006.
“SEC” means United States Securities and Exchange Commission.
“Share Issue Resolution” means the resolution to issue up to a maximum of 102,000,000 IUC Shares in connection with the Arrangement.
“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.
“Superior Proposal” means, in respect of either Denison or IUC, an Acquisition Proposal in respect of Denison or IUC, respectively, if such Acquisition Proposal is to acquire all or substantially all of the assets of Denison or IUC, as the case may be, (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Denison Shares or the IUC Shares, as the case may be, if the directors of Denison or IUC, as the case may be, have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of any of which shall have been provided to IUC or Denison, as the case may be) from, as appropriate, the financial, legal and other advisors to IUC or Denison, as the case may be, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is fully financed or is reasonably capable of being fully financed and is not by its terms conditional upon receipt of financing; (b) would be more favourable to IUC Shareholders or Denison Shareholders, as the case may be, from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Denison or IUC, as the case may be); and (c) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal
“TSX” means the Toronto Stock Exchange.
“US$” means United States dollars.

A-1

SCHEDULE A — SHARE ISSUE RESOLUTION
BE IT RESOLVED THAT:
1.	the issue (the “Share Issue”) of up to a maximum of 102,000,000 common shares of International Uranium Corporation (“IUC”) in connection with the business combination transaction involving IUC and Denison Mines Inc. (“Denison”), including approximately 13,907,517 common shares of IUC which may be issued upon the exercise of outstanding options to purchase common shares of Denison and which may be issued upon the exercise of outstanding warrants to purchase common shares of Denison, be, and it hereby is, authorized and approved;

2.	as common shares of IUC are issued under the Arrangement, an amount equal to the fair market value of the Denison Shares received by IUC under the Arrangement, in exchange for such IUC Shares, be added to the stated capital account maintained for the common shares of IUC under the Business Corporations Act (Ontario); and

3.	any one officer or director of IUC be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IUC, to execute or to cause to be executed, under the corporate seal of IUC or otherwise and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Share Issue and shall approve, such approval to be conclusively evidenced by the execution thereof by IUC and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Share Issue or in order to give effect to the intent of these resolutions.

B-1

SCHEDULE B — IUC NEW BOARD RESOLUTION
BE IT RESOLVED THAT:
1.	as the board of directors of International Uranium Corporation (“IUC”) has been increased to 10 from seven, and there are three vacancies thereon, Paul K. Conibear, Richard P. Clark and Keith C. Hill be and the same are hereby appointed to the IUC Board of Directors, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed unless their office is earlier vacated in accordance with the by-laws of IUC or as provided in the management information circular and proxy statement of IUC dated as of October 18, 2006; and

2.	any one officer or director of IUC be and each of them hereby is, authorized and empowered, acting for and in the name of and on behalf of IUC, to execute or to cause to be executed, under the corporate seal of IUC or otherwise and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by IUC and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of these resolutions.

C-1

SCHEDULE C — IUC SOP AMENDMENT RESOLUTION
BE IT RESOLVED THAT:
1.	Conditional upon the completion of the business combination involving International Uranium Corporation (“IUC”) and Denison Mines Inc. (“Denison”), the incentive stock option plan of IUC be and the same is amended to: (i) provide that options may be granted that equal up to 10% of the issued and outstanding common shares of IUC from time to time, up to a maximum of 20,000,000 options; (ii) remove the “reloading” feature of options that have been exercised, such that the number of exercised options is not added to the pool of options available for future issuance; and (iii) provide that upon a change of control, unvested options may be exercised not only before the close of any such change in control transaction, but up to 60 days following the close of any such transaction; and

2.	any one officer or director of IUC be and each of them hereby is, authorized and empowered, acting for and in the name of and on behalf of IUC, to execute or to cause to be executed, under the corporate seal of IUC or otherwise and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by IUC and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of these resolutions.

D-1

SCHEDULE D — NAME CHANGE RESOLUTION
RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.	Conditional upon the completion of the business combination involving International Uranium Corporation (“IUC”) and Denison Mines Inc. (“Denison”), IUC is hereby authorized and directed to apply for a Certificate of Amendment under section 168 of the Business Corporations Act (Ontario) to amend its Articles to change its name to “Denison Mines Ltd.” or such other name containing the name “Denison” as may be approved by the IUC Board of Directors and the board of directors of Denison;

2.	any one officer or director of IUC be and each of them is hereby authorized to execute and deliver for and on behalf of IUC all such documents, including Articles of Amendment and to do such other acts and things as any one of them shall consider necessary or desirable to give effect to the foregoing resolutions; and

3.	any one officer or director of IUC be and each of them hereby is, authorized and empowered, acting for and in the name of and on behalf of IUC, to execute or to cause to be executed, under the corporate seal of IUC or otherwise and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by IUC and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of these resolutions.

E-1

SCHEDULE E — ARRANGEMENT AGREEMENT
AMENDED AND RESTATED
ARRANGEMENT AGREEMENT
among
INTERNATIONAL URANIUM CORPORATION
and
2113537 ONTARIO INC.
and
DENISON MINES INC.
October 16, 2006

ii

Section 8.06 Entire Agreement	64
Section 8.07 Further Assurances	64
Section 8.08 Governing Law	64
Section 8.09 Execution in Counterparts	64
Section 8.10 Waiver	64
Section 8.11 No Personal Liability	64
Section 8.12 Enurement and Assignment	65
Section 8.13 Invalidity	65

Schedule A Plan of Arrangement
Schedule B Description of IUC Subsidiaries and IUC Material Subsidiaries
Schedule C Description of Denison Subsidiaries

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
     THIS AGREEMENT made as of the 18th day of September, 2006, as amended and restated on October 16, 2006, with effect as and from September 18, 2006.
A M O N G :
INTERNATIONAL URANIUM CORPORATION
a corporation existing under the
Business Corporations Act (Ontario)
(hereinafter referred to as “IUC”)
OF THE FIRST PART
- and -
2113537 ONTARIO INC.
a corporation existing under the
Business Corporations Act (Ontario)
(hereinafter referred to as “IUC Subco”)
OF THE SECOND PART
- and -
DENISON MINES INC.
a corporation existing under the
Business Corporations Act (Ontario)
(hereinafter referred to as “Denison”)
OF THE THIRD PART
WITNESSES THAT:
          WHEREAS IUC Subco is a corporation wholly-owned by IUC;
          AND WHEREAS IUC, IUC Subco and Denison propose to effect a business combination to combine the business and assets of Denison with those of IUC;
          AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario);
          AND WHEREAS the Arrangement is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and other applicable U.S. federal income tax law;

          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES
Section 1.01 Definitions
               In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America;

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America;

(c)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America;

(d)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(e)	“Amalgamating Corporations” means IUC Subco and Denison, collectively;

(f)	“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

(g)	“Articles of Amendment” means the articles of amendment to be filed under the OBCA to give effect to the change of name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison;

(h)	“Articles of Arrangement” means the articles of arrangement to be filed under the OBCA to give effect to the Arrangement;

(i)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in the city of Toronto, Ontario;

(j)	“Canadian GAAP” means accounting principles generally accepted in Canada;

(k)	“Code” means the Internal Revenue Code of 1986, as amended, of the United States of America;

(l)	“Competition Act” means the Competition Act (Canada) as now in effect and as may be amended from time to time prior to the Effective Date;

(m)	“Competition Act Approval” means:
(a)	the issuance of an advance ruling certificate by the Commissioner under Subsection 102(1) of the Competition Act to the effect that the Commissioner is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or
(b)	that the waiting period under section 123 of the Competition Act shall have expired or been earlier terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived in accordance with paragraph 113(c) of the Competition Act, and IUC and Denison shall have been advised in writing by the Commissioner that she is of the view that there are not sufficient grounds to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement;
(n)	“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be February 1, 2007;

(o)	“Confidentiality Agreement” means the confidentiality agreement dated July 5, 2006 between IUC and Denison;

(p)	“Court” means the Superior Court of Justice, Ontario;

(q)	“de facto acquisition or change of control” means the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of Denison or IUC, as the case may be, to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Denison or IUC, as the case may be;

(r)	“Denison” means Denison Mines Inc., a corporation existing under the OBCA;

(s)	“Denison Acquisition Proposal” means, in respect of Denison, any bona fide inquiry, proposal or offer made by a party with whom Denison and each of its officers and directors deals at arm’s length regarding (i) any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of the assets of Denison and the Denison Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of the assets of Denison and the Denison Subsidiaries, taken as a whole), (ii) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, (iii) any exchange offer or secondary purchase, or (iv) any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Denison or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Denison and the Denison Subsidiaries taken as a whole (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(t)	“Denison Common Shares” means the common shares in the capital of Denison;

(u)	“Denison Disclosure Letter” means the letter of even date herewith delivered by Denison to IUC in a form accepted by and signed on behalf of IUC with respect to certain matters in this Agreement;

(v)	“Denison Documents” shall have the meaning ascribed thereto in Section 3.01(t);

(w)	“Denison Material Contracts” shall have the meaning ascribed thereto in Section 3.01(f);

(x)	“Denison Meeting” means the special meeting, including any adjournments or postponements thereof, of the Denison Securityholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(y)	“Denison Optionholders” means, at any time, the holders of Denison Options;

(z)	“Denison Options” means those options to purchase Denison Common Shares issued under the Denison Share Option Plan referred to in paragraph 1.01(z) of the Denison Disclosure Letter, collectively;

(aa)	“Denison Plans” shall have the meaning ascribed thereto in Section 3.01(r)(i);

(bb)	“Denison Properties” means the properties of Denison set forth in paragraph 1.01 (bb) of the Denison Disclosure Letter;

(cc)	“Denison Proxy Circular” means the management information circular to be prepared by Denison with the assistance of IUC to be provided to Denison Securityholders in respect of the Denison Meeting;

(dd)	“Denison Securityholders” means the Denison Shareholders and the Denison Optionholders, collectively;

(ee)	“Denison Share Option Plan” means the amended share option plan of Denison approved by the Denison Shareholders on March 5, 2004;

(ff)	“Denison Shareholders” means, at any time, the holders of Denison Common Shares;

(gg)	“Denison Subsidiaries” means the Subsidiaries of Denison listed in Schedule B as the Denison Subsidiaries;

(hh)	“Denison Superior Proposal” means a written Denison Acquisition Proposal to acquire all or substantially all of the assets of Denison (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Denison Common Shares if the directors of Denison have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of any of which shall have been provided to IUC) from, as appropriate, the financial, legal and other advisors to Denison to the effect that such Denison Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is fully financed or is reasonably capable of being fully financed and is not by its terms conditional upon receipt of financing; (b) would be more favourable to Denison Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by IUC); and (c) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Denison Acquisition Proposal and the person making the Denison Acquisition Proposal;

(ii)	“Denison Warrants” means those warrants referred to in paragraph 1.01(ii) of the Denison Disclosure Letter, collectively;

(jj)	“Director” means the director appointed under Section 278 of the OBCA;

(kk)	“Effective Date” means the date on which the Final Order and all other documents required to give effect to the Arrangement are accepted for filing by the Director;

(ll)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(mm)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(nn)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(oo)	“Environmental Laws” means all applicable Laws, including applicable common law, relating to the treatment of Hazardous Substances and the protection of the environment and employee and public health and safety;

(pp)	“ERISA” and “ERISA Affiliates” shall have the meanings ascribed thereto in Section 3.02(r);

(qq)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the OBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(rr)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ss)	“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation, uranium and other radio nuclides, uranium mill tailings and other wastes and lead-containing paints or coatings;

(tt)	“IUC” means International Uranium Corporation, a corporation existing under the OBCA;

(uu)	“IUC Acquisition Proposal” means, in respect of IUC, any bona fide inquiry, proposal or offer made by a party with whom IUC and each of its officers and directors deals at arm’s length regarding (i) any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of IUC’s assets), (ii) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, (iii) any exchange offer or secondary purchase; or (iv) any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of IUC or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of IUC (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(vv)	“IUC Common Shares” means the common shares in the capital of IUC;

(ww)	“IUC Disclosure Letter” means the letter of even date herewith delivered by IUC to Denison in a form accepted by and signed on behalf of Denison with respect to certain matters in this Agreement;

(xx)	“IUC Documents” shall have the meaning ascribed thereto in Section 3.02(t)(i);

(yy)	“IUC Material Contract” shall have the meaning ascribed thereto in Section 3.01(f);

(zz)	“IUC Material Subsidiaries” means, collectively, the corporations listed in Schedule C as the IUC Material Subsidiaries;

(aaa)	“IUC Meeting” means the special meeting, including any adjournments or postponements thereof, of the IUC Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the issuance of a maximum of 102,000,000 IUC Common Shares pursuant to the Arrangement (on a fully diluted basis) and the filing of the Articles of Amendment to change the name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison;

(bbb)	“IUC Options” means those options to purchase IUC Common Shares issued under the IUC Share Option Plan referred to in paragraph 1.01(zz) of the IUC Disclosure Letter, collectively;

(ccc)	“IUC Plans” shall have the meaning ascribed thereto in Section 3.02(r)(i);

(ddd)	“IUC Properties” means the properties of IUC set forth in paragraph 1.01(ddd) of the IUC Disclosure Letter;

(eee)	“IUC Proxy Circular” means the management information circular to be prepared by IUC with the assistance of Denison in respect of the IUC Meeting;

(fff)	“IUC SEC Documents” shall have the meaning ascribed thereto in Section 3.01(t)(ii);

(ggg)	“IUC Share Option Plan” means the amended share option plan of IUC approved by the IUC Shareholders on February 14, 1997 and amended, as approved by shareholders on March 23, 1998 and March 22, 2005;

(hhh)	“IUC Shareholder Approval Matters” shall have the meaning ascribed thereto in Section 3.02(c);

(iii)	“IUC Shareholders” means, at any time, the holders of IUC Common Shares;

(jjj)	“IUC Subco” means 2113537 Ontario Inc., a wholly-owned subsidiary of IUC, existing under the OBCA;

(kkk)	“IUC Subsidiaries” means the Subsidiaries of IUC, as listed in Schedule C as the IUC Subsidiaries;

(lll)	“IUC Superior Proposal” means a written IUC Acquisition Proposal to acquire all or substantially all of the assets of IUC (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the IUC Common Shares if the directors of IUC have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Denison) from, as appropriate, any of the financial, legal and other advisors to IUC to the effect that such IUC Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is fully financed or is reasonably capable of being fully financed and is not by its terms conditional upon receipt of financing; (b) is more favourable to IUC Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Denison); and (c) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such IUC Acquisition Proposal and the person making the IUC Acquisition Proposal;

(mmm)	“Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the Arrangement;

(nnn)	“Investment Canada Act” means the Investment Canada Act as now in effect and as may be amended from time to time prior to the Effective Date;

(ooo)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity or applicable stock exchange;

(ppp)	“Liability” of any person means and includes: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(qqq)	“Material Adverse Change” means, in respect of IUC or Denison, as the case may be, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of IUC or Denison, as the case may be, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of IUC and the IUC Subsidiaries, or Denison and the Denison Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on IUC and the IUC Subsidiaries on a consolidated basis, or Denison and the Denison Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States, or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;
(rrr)	“Misrepresentation” has the meaning given to such term in the Securities Act (Ontario);

(sss)	“OBCA” means the Business Corporations Act (Ontario), including the regulation promulgated thereunder as is in effect on the date hereof;

(ttt)	“Pending Denison Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.03(d);

(uuu)	“Pending IUC Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.06(d);

(vvv)	“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 7.01 of the Plan of Arrangement or Section 7.01 hereof;

(www)	“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(xxx)	“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(yyy)	“Sarbanes-Oxley Act” means the Sarbanes Oxley Act of 2002 of the United States of America;

(zzz)	“SEC” means the United States Securities and Exchange Commission;

(aaaa)	“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC and applicable state regulatory authorities in the United States of America, collectively;

(bbbb)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(cccc)	“Sprott” means Sprott Securities Inc., the financial advisors to the board of directors of Denison;

(dddd)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of IUC, includes the IUC Material Subsidiaries and the IUC Subsidiaries and, in the case of Denison, includes the Denison Subsidiaries but does not include Uranium Participation Corporation;

(eeee)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(ffff)	“Tax Act” means the Income Tax Act (Canada);

(gggg)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, as applicable, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(hhhh)	“Title IV Plan” shall have the meaning ascribed thereto in Section 3.02(r)(v); and

(iiii)	“TSX” means the Toronto Stock Exchange.
               In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings; References to Agreement
               The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.
Section 1.03 Number, Gender and Persons
               In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.
Section 1.04 Date for any Action
               If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05 Statutory References
               Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06 Currency
               Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.
Section 1.07 Invalidity of Provisions
               Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.
Section 1.08 Accounting Matters
               Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.
Section 1.09 Knowledge
               Where the phrases “to the knowledge of IUC” is used in respect of IUC, the IUC Material Subsidiaries or the IUC Subsidiaries or “to the knowledge of Denison” in respect of Denison or the Denison Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (i) in the case of IUC, the IUC Subsidiaries and the IUC Material Subsidiaries, the collective actual knowledge of the senior officers of IUC, being the President and Chief Executive Officer, Ron Hochstein, the Chief Financial Officer, Mark Katsumata and the Vice-President and General Counsel, David C. Frydenlund, and (ii) in the case of Denison and the Denison Subsidiaries, the collective actual knowledge of the senior officers of Denison, being the President and Chief Executive Officer, E. Peter Farmer, the Executive Vice President Finance and Chief Financial Officer, James Anderson and the General Counsel and Corporate Secretary, Sheila Colman and shall not in either case include any deemed or imputed knowledge of any such officer or require the making of any additional inquiries.

Section 1.10 Meaning of Certain Phrase
               In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in uranium exploration, development and production.
Section 1.11 Schedules
               The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Description of Denison Subsidiaries
C	Description of IUC Subsidiaries and IUC Material Subsidiaries
ARTICLE 2
THE ARRANGEMENT
Section 2.01 Arrangement
               The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties. The Amalgamating Corporations shall amalgamate by way of arrangement pursuant to Section 182 of the OBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.
Section 2.02 Effective Date
               The Arrangement shall become effective at the Effective Time.
Section 2.03 Board of Directors
               On the Effective Date, the board of directors of IUC shall be reconstituted such that it will consist of ten directors, five of which shall be nominated by IUC and five of which will be nominated by Denison.
Section 2.04 Consultation
               No press release or other public disclosure with respect to the existence or details of this Agreement or the transactions contemplated hereby shall be made by either party without the prior written consent of the other party hereto except to the extent required by applicable Law. The initial press release concerning the Arrangement shall be a joint press release and thereafter each of IUC and Denison will provide a draft press release, public statement or filing to the other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of IUC and Denison shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof, provided that nothing in this Section 2.04 shall prevent a party from complying with its obligations under applicable Laws.

Section 2.05 Court Proceedings
               As soon as is reasonably practicable, pursuant to Section 182 of the OBCA, Denison and IUC Subco shall:
(a)	file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Denison Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)	subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.
               The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Denison and IUC Subco, each acting reasonably, and, in the case of the application to the Court for the Interim Order, shall request that the Interim Order provide, among other things:
(i)	for the persons to whom notice is to be provided in respect of the Arrangement for the Denison Meeting and for the manner in which such notice is to be provided; and

(ii)	that the requisite approval of the Denison Securityholders for the Arrangement shall be two-thirds of the votes cast thereon by Denison Securityholders (voting together as a single class) present in person or represented by proxy at the Denison Meeting.
Section 2.06 Articles of Arrangement
               Subject to the rights of termination contained in Article 7 hereof, upon the Denison Shareholders approving the Arrangement in accordance with the Interim Order, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, the Amalgamating Corporations shall jointly file the Final Order with the Director together with the Articles of Arrangement and such other documents as may be required in order to effect the Arrangement.
Section 2.07 Closing
               The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, counsel to IUC at 9:00 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as agreed by Denison and IUC.
Section 2.08 U.S. Tax Treatment
               The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.01 Representations and Warranties of Denison
               Denison hereby represents and warrants to IUC and IUC Subco, and hereby acknowledges that each of IUC and IUC Subco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. Denison and each of the Denison Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Denison and each of the Denison Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on Denison. All of the outstanding shares of the Denison Subsidiaries are validly issued, fully paid and non-assessable. Except as otherwise disclosed in paragraph 3.01(a) of the Denison Disclosure Letter, all of the outstanding shares of the Denison Subsidiaries are owned, directly or indirectly, by Denison. Except as otherwise disclosed in paragraph 3.01(a) of the Denison Disclosure Letter or pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Denison Subsidiary, the outstanding shares of each of the Denison Subsidiaries are owned free and clear of all Encumbrances and neither Denison nor any of the Denison Subsidiaries is liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby and as disclosed in paragraph 3.01(a) of the Denison Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Denison Subsidiaries from either Denison or any of the Denison Subsidiaries.

(b)	Capitalization. Denison is authorized to issue an unlimited number of Denison Common Shares and an unlimited number of preferred shares, issuable in series. As at September 15, 2006, there were 30,462,887 Denison Common Shares outstanding, 1,306,780 Denison Options outstanding and an aggregate of 2,606,530 Denison Common Shares were set aside for issue under the Denison Share Option Plan and an aggregate of 3,324,151 Denison Common Shares were set aside for issue under outstanding Denison Warrants. The Denison Options and the Denison Warrants are described in paragraph 1.01(z) and 1.01(ii) of the Denison Disclosure Letter, respectively. Except for the Denison Options and the Denison Warrants, and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Denison or any of the Denison Subsidiaries to issue or sell any shares of Denison or any of the Denison Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Denison or any of the Denison Subsidiaries. All outstanding Denison Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Denison or any of the Denison Subsidiaries having the right to vote with the Denison Shareholders on any matter. There are no outstanding contractual obligations of Denison or of any of the Denison Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Denison Common Shares or with respect to the voting or disposition of any outstanding Denison Common Shares.
(c)	Authority, Enforceability and No Conflicts. Denison has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Denison as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Denison and the completion by Denison of the transactions contemplated by this Agreement have been authorized by the directors of Denison and, subject to the approval by the Denison Shareholders in the manner contemplated herein and the approval by the directors of Denison of the Denison Proxy Circular, no other corporate proceedings on the part of Denison are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Denison and constitutes a legal, valid and binding obligation of Denison, enforceable against Denison in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Other than as set forth in paragraph 3.01(c) of the Denison Disclosure Letter, the execution and delivery by Denison of this Agreement and the performance by Denison of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:
(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,
(A)	the articles or by-laws (or their equivalent) of Denison or any of the Denison Subsidiaries,

(B)	any Law applicable to Denison or any of the Denison Subsidiaries, or

(C)	any contract, agreement, licence or permit to which Denison or any of the Denison Subsidiaries is bound or is subject or of which Denison or any of the Denison Subsidiaries is the beneficiary;
(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Denison or any of the Denison Subsidiaries, to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Denison or any of the Denison Subsidiaries or restrict, hinder, impair or limit the ability of Denison or any of the Denison Subsidiaries to conduct the business of Denison or any of the Denison Subsidiaries as and where it is now being conducted; or

(iv)	result in any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Denison or any Denison Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of

Denison or any Denison Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;
which would, individually or in the aggregate, have a Material Adverse Effect on Denison. Other than as disclosed in paragraph 3.01(c) of the Denison Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Denison or any of the Denison Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Denison of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iv) Competition Act Approval, if required; (v) approval of the Canadian Nuclear Safety Commission; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Denison.

(d)	Directors’ Approvals. The board of directors of Denison has received an opinion from Sprott that the consideration to be received by Denison Shareholders in the Arrangement and related transactions, is fair, from a financial point of view, to the Denison Shareholders and the board of directors of Denison has unanimously:
(i)	determined that the exchange ratio of Denison Common Shares for IUC Common Shares is fair to the Denison Shareholders and the Arrangement is in the best interests of Denison;

(ii)	recommended that the Denison Securityholders vote in favour of the Arrangement; and

(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Denison.
(e)	Denison Subsidiaries. As of the date hereof, there are no Subsidiaries of Denison that are material to the conduct of business of Denison and the Denison Subsidiaries and Denison does not own a direct or indirect interest in any other corporation or entity other than as disclosed in paragraphs 3.01 (a) and (e) of the Denison Disclosure Letter.

(f)	No Defaults. Paragraph 3.01(f) of the Denison Disclosure Letter provides a list of, and IUC has been provided with a true and complete copy of, all contracts, agreements and licences material to the conduct of the business of Denison and the Denison Subsidiaries (taken as a whole) that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Denison (collectively, the “Denison Material Contracts”) and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such Denison Material Contracts, agreements or licences. Neither Denison nor any of the Denison Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Denison or the Denison Subsidiaries or, to the knowledge of Denison, or any other party thereto, under any Denison Material Contract.

(g)	Absence of Changes. Since December 31, 2005 except as disclosed by Denison in the Denison Documents as of the date hereof:

(i)	Denison and each of the Denison Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Denison nor any of the Denison Subsidiaries has incurred or suffered an event that would be a Material Adverse Change to Denison;

(iii)	there has not been any acquisition or sale by Denison or any of the Denison Subsidiaries of any material property or assets thereof;

(iv)	other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Denison or any of the Denison Subsidiaries of any debt for borrowed money, any creation or assumption by Denison or any of the Denison Subsidiaries of any Encumbrance, any making by Denison or any of the Denison Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time, and (b) loans made to other Denison Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Denison or any of the Denison Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Denison;

(v)	Denison has not declared or paid any dividends or made any other distribution on any of the Denison Common Shares;

(vi)	Denison has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Denison Common Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Denison or any of the Denison Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including without limitation, the granting of Denison Options pursuant to the Denison Share Option Plan) made to, for or with any of such directors or officers;

(viii)	Denison has not effected any material change in its accounting methods, principles or practices; and

(ix)	Denison has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.
(h)	Employment Agreements. Other than as disclosed in paragraph 3.01(h) of the Denison Disclosure Letter:
(i)	neither Denison nor any of the Denison Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Denison or any of the Denison Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals’ monthly salary;
(ii)	neither Denison nor any of the Denison Subsidiaries has any employee or consultant whose employment or contract with Denison or one of the Denison Subsidiaries, respectively, that cannot be terminated without payment upon a maximum of six months’ notice as calculated pursuant to the Employment Standards Act (Ontario); and

(iii)	neither Denison nor any of the Denison Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Denison, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Denison, pending or threatened strike or lockout.
(i)	Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, divisional equity and retained earnings and cash flows of Denison for the financial years ended December 31, 2005 and December 31, 2004 and the six month (unaudited) period ended June 30, 2006 were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Denison at the respective dates indicated and the results of operations of Denison for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Denison on a consolidated basis in accordance with Canadian GAAP. Except as disclosed in the Denison Documents, as at the date hereof, neither Denison nor any of the Denison Subsidiaries has any liability or obligation (including without limitation, liabilities or obligations to fund any operations or work or exploration program other than in the ordinary course of business, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Denison for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006 or which liabilities or obligations do not in the aggregate exceed $500,000. There are reasonable grounds for believing that, based upon the representations of IUC and IUC Subco contained herein, (i) Denison is, and the corporation resulting from the amalgamation of Denison and IUC Subco pursuant to the Arrangement will be, able to pay its liabilities as they become due, (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor of Denison will be prejudiced by the Arrangement.

(j)	Books and Records. The corporate records and minute books of Denison and, other than as disclosed in paragraph 3.01(j) of the Denison Disclosure Letter, the Denison Subsidiaries, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Denison and, other than as disclosed in paragraph 3.01(j) of the Denison Disclosure Letter, the Denison Subsidiaries, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Denison and the Denison Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Denison. Denison has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of Denison, and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(k)	Litigation. Except as disclosed in paragraph 3.01(k) of the Denison Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Denison, threatened against or relating to Denison or any of the Denison Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity, which individually or in the aggregate has, or would have, a Material Adverse Effect on Denison. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Denison, threatened against or relating to Denison or any of the Denison Subsidiaries before any Governmental Entity. Neither Denison nor any of the Denison Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $500,000 as a condition to or a necessity for the right or ability of Denison or the Denison Subsidiaries, as the case may be, to conduct its respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(l)	Title to Properties and Condition of Assets. Except as set forth in paragraph 3.01(l) of the Denison Disclosure Letter, applying customary standards in the mining industry, each of Denison and the Denison Subsidiaries has sufficient title to or valid leasehold interests in its respective property interests or properties to own or operate such property interests or properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, such properties being described in paragraph 3.01(l) of the Denison Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not have a Material Adverse Effect on Denison. Each lease and agreement granting rights to the property interests and properties is in full force and effect and constitutes a legal, valid and binding agreement of Denison and the Denison Subsidiaries, and neither Denison nor the Denison Subsidiaries as parties to each such lease or agreement is in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, do not and would not have a Material Adverse Effect on Denison. Furthermore, all real and tangible personal property of each of Denison and the Denison Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(m)	Insurance. Denison maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof and are listed in paragraph 3.01(m) of the Denison Disclosure Letter.

(n)	Environmental. Other than as disclosed in paragraph 3.01(n) of the Denison Disclosure Letter:

(i)	each of Denison and the Denison Subsidiaries is and has been in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Denison;

(ii)	the Denison Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not have a Material Adverse Effect on Denison. None of Denison, the Denison Subsidiaries or, to the knowledge of Denison, any other person in control of any Denison Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Denison Property, except in material compliance, individually or in the aggregate, with all Environmental Laws, and except to the extent that a failure to be in such compliance would not have a Material Adverse Effect on Denison. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Denison Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that same would not be reasonably likely to have a Material Adverse Effect on Denison. To the knowledge of Denison, there are no Hazardous Substances at, in, on, under or migrating from the Denison Properties, except in material compliance with all Environmental Laws, and except to the extent that any failures to be in compliance does not and would not have a Material Adverse Effect on Denison;

(iii)	To the knowledge of Denison, none of Denison, the Denison Subsidiaries or any other person for whose actions Denison or a Denison Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Denison, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) that is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Denison or any of the Denison Subsidiaries. No site or facility now or, to the knowledge of Denison, previously owned, operated or leased by Denison or any of the Denison Subsidiaries is listed or, to the knowledge of Denison, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(iv)	To the knowledge of Denison, none of Denison, the Denison Subsidiaries or any other person for whose actions Denison or a Denison Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Denison Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability does not and would not have a Material Adverse Effect on Denison; or (ii) would be reasonably likely to result in imposition of an Encumbrance or the expropriation of any of the Denison Properties or the assets of any of Denison or the Denison Subsidiaries;

(v)	none of the Denison Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws, except as required by license or permit;

(vi)	none of Denison or the Denison Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person or Governmental Entity related to any of the Denison Properties which is pending as of the date hereof, except to the extent same does not and would not have a Material Adverse Effect on Denison; and

(vii)	Denison has made available to IUC a copy of all material environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies prepared by third parties that are related to any of the Denison Properties which are in the possession of Denison or any of the Denison Subsidiaries.
(o)	Operational Matters. Except as does not or would not have a Material Adverse Effect on Denison:
(i)	All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due and payable, and obligations (including maintenance obligations for unpatented mining claims) performable, on or prior to the date hereof under or with respect to the direct or indirect assets of Denison or the Denison Subsidiaries have been properly and duly paid, performed or provided for;

(ii)	All mines and mining related activities where Denison or a Denison Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

(iii)	All mines located in or on the lands of Denison or any Denison Subsidiary or lands pooled or unitized therewith, which have been abandoned by Denison or any Denison Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)	All future abandonment, remediation and reclamation obligations have been accurately disclosed publicly by Denison without omission of information that would result in a Misrepresentation.
(p)	Tax Matters. Denison and the Denison Subsidiaries, have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit is disclosed in paragraph 3.01(p) of the Denison Disclosure Letter and would not have a Material Adverse Effect on Denison. Denison has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Denison, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Denison or any of the Denison Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. Neither Denison nor any affiliate of Denison has taken or agreed to take any action (without regard to any action taken or agreed to be taken by IUC or any affiliate of IUC) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(q)	Intellectual Property. Neither Denison nor the Denison Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Denison and the Denison Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of Denison.

(r)	Pension and Employee Benefits.
(i)	Denison and the Denison Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Denison and the Denison Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Denison or the Denison Subsidiaries, as the case may be (collectively referred to in this subsection as the “Denison Plans”) and all Denison Plans maintained by or binding upon Denison or any of the Denison Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Denison or any of the Denison Subsidiaries from any such regulatory authority.

(ii)	No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Denison Plan maintained by or binding upon Denison or any of the Denison Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.
(s)	Reporting Status. Denison is a reporting issuer or its equivalent in each of the provinces of Canada. The Denison Common Shares are listed on the TSX.

(t)	Reports. Since March 8, 2004, Denison has filed with the Securities Authorities in each of the provinces of Canada, the TSX, and all applicable self-regulatory authorities, all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Denison Documents”). The Denison Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any Misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Denison, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Denison. Denison has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.
(u)	Compliance with Laws. Denison and the Denison Subsidiaries have complied with all applicable Laws in all material respects and are not in material violation of any applicable Law.

(v)	No Cease Trade. Denison is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Denison, no investigation or other proceedings involving Denison which may operate to prevent or restrict trading of any securities of Denison or affect the ability of the parties hereto to complete the Arrangement are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Denison or the Denison Subsidiaries of any of the material assets of Denison or any of the Denison Subsidiaries, other than as described in paragraph 3.01(w) of the Denison Disclosure Letter.

(x)	Certain Contracts. Other than as set out in paragraph 3.01(x) of the Denison Disclosure Letter, neither Denison nor any of the Denison Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Denison or the Denison Subsidiaries are conducted, (ii) limit any business practice of Denison or any Denison Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Denison or any Denison Subsidiary in any material respect.

(y)	Place of Principal Offices. The principal offices of Denison are not located within the United States.

(z)	Foreign Private Issuer. As of the date hereof, Denison is a “foreign private issuer” as defined in Rule 405 under the 1933 Act and 3b-4 under the 1934 Act. Denison has no class of securities registered under Section 12 of the 1934 Act, is not required to register any of its securities under the 1934 Act (other than as disclosed in paragraph 3.01(z) of the Denison Disclosure Letter) and is not required to file reports with the SEC under Section 15(d) of the 1934 Act.

(aa)	Investment Company Status. Denison is not an “investment company” and is not “controlled” by an investment company, with the meaning of the 1940 Act.

(bb)	Full Disclosure. Denison has made available to IUC all material information, including financial, operational and other information, in respect of Denison and the Denison Subsidiaries and all such information as made available to IUC and IUC Subco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(cc)	No Broker’s Commission. Denison has not entered into any agreement that would entitle any person to any valid claim against Denison for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees disclosed in paragraph 3.01(cc) of the Denison Disclosure Letter.

(dd)	Investment Canada. Denison is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(ee)	Location of Assets and U.S. Sales. Denison, together with all entities controlled (as defined in 16 C.F.R. § 801.1(b)) by it (a) did not for the fiscal year ended December 31, 2005 have aggregate sales in or into the United States of US$56.7 million or more, or (b) does not, as of the Effective Time will not hold assets located in the United States having an aggregate total value of US$56.7 million (this representation and warranty being made solely for the purpose of determining the applicability of the notification provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America to the transactions contemplated by this Agreement).
Section 3.02 Representations and Warranties of IUC and IUC Subco
          Each of IUC and IUC Subco hereby represents and warrants to Denison, and hereby acknowledges that Denison is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. IUC and each of the IUC Subsidiaries has been incorporated or formed, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. IUC and each of the IUC Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on IUC. All of the outstanding shares or ownership interests of the IUC Subsidiaries are validly issued, fully paid and non-assessable. All of the outstanding shares or ownership interests of the IUC Subsidiaries are owned directly or indirectly by IUC. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable IUC Subsidiary, the outstanding shares or ownership interests of each IUC Subsidiary owned by IUC or an IUC Subsidiary are owned free and clear of all Encumbrances and neither IUC nor any of the IUC Subsidiaries is liable to any creditor in respect thereof. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the IUC Subsidiaries from either IUC or any of the IUC Subsidiaries. IUC Subco was incorporated for the purpose of completing the Arrangement and has carried on no other business.

(b)	Capitalization. IUC is authorized to issue an unlimited number of IUC Common Shares. As at September 18, 2006 there were 88,472,066 IUC Common Shares and an aggregate of 2,158,000 IUC Common Shares were set aside for issue under the IUC Options. The IUC Options are disclosed in paragraph 3.02(b) of the IUC Disclosure Letter. Except for the IUC Options and except pursuant to this Agreement and the transactions contemplated hereby and as set out in paragraph 3.02(b) of the IUC Disclosure Letter, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating IUC or any of the IUC Subsidiaries to issue or sell any shares of IUC or any of the IUC Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of IUC or any of the IUC Subsidiaries. All outstanding IUC Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of IUC or any of the IUC Subsidiaries having the right to vote with the IUC Shareholders on any matter. There are no outstanding contractual obligations of IUC or of any of the IUC Subsidiaries to repurchase, redeem or otherwise acquire any outstanding IUC Common Shares or with respect to the voting or disposition of any outstanding IUC Common Shares.
(c)	Authority, Enforceability and No Conflicts. Each of IUC and IUC Subco has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by IUC and IUC Subco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by IUC and IUC Subco and the completion by IUC and IUC Subco of the transactions contemplated by this Agreement have been authorized by the directors of IUC and IUC Subco, respectively, and no other corporate proceedings on the part of IUC or IUC Subco are necessary to authorize this Agreement or to complete the transactions contemplated hereby save and except that IUC shall be seeking shareholder approval in respect of the issuance of a maximum of 102,000,000 IUC Common Shares pursuant to the Arrangement and the change of name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison (the “IUC Shareholder Approval Matters”). This Agreement has been executed and delivered by each of IUC and IUC Subco and constitutes a legal, valid and binding obligation of each of IUC and IUC Subco, enforceable against IUC and IUC Subco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by IUC and IUC Subco of this Agreement and the performance by them of their respective obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:
(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,
(A)	the articles or by-laws (or their equivalent) of IUC or any of the IUC Subsidiaries,

(B)	any Law applicable to IUC or any of the IUC Subsidiaries, or

(C)	any contract, agreement, licence or permit to which IUC or any of the IUC Subsidiaries is bound or is subject or of which IUC or any IUC Subsidiary is the beneficiary;

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by IUC or any of the IUC Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of IUC or any of the IUC Subsidiaries or restrict, hinder, impair or limit the ability of IUC or any of the IUC Subsidiaries to conduct the business of IUC or any of the IUC Subsidiaries as and where it is now being conducted; or

(iv)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of IUC or any IUC Material Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of IUC or any IUC Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;
which would, individually or in the aggregate, have a Material Adverse Effect on IUC. Other than as disclosed in paragraph 3.02(c) of the IUC Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by IUC or any of the IUC Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by IUC and IUC Subco of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the approval of the IUC Shareholder Approval Matters; (iii) any approvals required by the Final Order, (iv) filings required under the OBCA, in the case of IUC Subco and IUC in connection with the change of name of IUC to change the name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison, and filings with and approvals required by the Securities Authorities and stock exchanges, (iv) Competition Act Approval, if required, (v) all allowances or approvals or deemed allowances or approvals by the responsible Minister under the Investment Canada Act to the extent such allowances or approvals are required, (vi) any filings or approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America, if required, (vii) any notices that may be given by IUC on a voluntary basis under the Exon Florio provision of the Defense Production Act, of the United States of America; and (viii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on IUC.
(d)	Directors’ Approvals. The board of directors of IUC have unanimously:
(i)	recommended that the IUC Shareholders vote in favour of the IUC Shareholder Approval Matters; and

(ii)	authorized the entering into of this Agreement and the performance of its provisions, by IUC;
(e)	IUC Material Subsidiaries. As of the date hereof, the only Subsidiaries of IUC that are material to the conduct of business of IUC and the IUC Subsidiaries (taken as a whole) are the IUC Material Subsidiaries and IUC does not own a direct or indirect interest in any other corporation or entity other than as disclosed in paragraph 3.02(e) of the IUC Disclosure Letter.

(f)	No Defaults. Paragraph 3.02(f) of the IUC Disclosure Letter provides a list of, and Denison has been provided with a true and complete copy of, all contracts, agreements and licences material to the conduct of the business of IUC or any of the IUC Subsidiaries (taken as a whole) that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on IUC (collectively, the “IUC Material Contracts”) and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such IUC Material Contracts. Neither IUC nor any of the IUC Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by IUC or the IUC Subsidiaries or to the knowledge of IUC, any other party thereto, under any IUC Material Contract.

(g)	Absence of Changes. Since September 30, 2005 except as disclosed by IUC in the IUC Documents as of the date hereof or in paragraph 3.02(g) of the IUC Disclosure Letter:
(i)	IUC and each of the IUC Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither IUC nor any of the IUC Subsidiaries has incurred or suffered an event that would be a Material Adverse Change to IUC;

(iii)	there has not been any acquisition or sale by IUC or any of the IUC Subsidiaries of any material property or assets thereof;

(iv)	other than as disclosed in paragraph 3.02(g)(iv) of the IUC Disclosure Letter, there has not been any incurrence, assumption or guarantee by IUC or any of the IUC Subsidiaries of any debt for borrowed money, any creation or assumption by IUC or any of the IUC Subsidiaries of any Encumbrance, any making by IUC or any of the IUC Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time, and (b) loans made to other IUC Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by IUC or any of the IUC Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on IUC;

(v)	IUC has not declared or paid any dividends or made any other distribution on any of the IUC Common Shares;

(vi)	IUC has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding IUC Common Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by IUC or any of the IUC Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including without limitation, the granting of IUC

Options pursuant to the IUC Share Option Plan) made to, for or with any of such directors or officers;

(viii)	IUC has not effected any material change in its accounting methods, principles or practices; and

(ix)	IUC has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.
(h)	Employment Agreements. Other than as disclosed in paragraph 3.02(h) of the IUC Disclosure Letter:
(i)	neither IUC nor any of the IUC Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of IUC or any of the IUC Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals’ monthly salary;

(ii)	neither IUC nor any of the IUC Subsidiaries has any employee or consultant whose employment or contract with IUC or the IUC Subsidiary, respectively, cannot be terminated without payment upon a maximum of six months’ notice; and

(iii)	neither IUC nor any of the IUC Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of IUC, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of IUC, pending or threatened strike or lockout.
(i)	Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations, deficit and cash flows of IUC for the financial years ended September 30, 2005 and September 30, 2004 and the nine month (unaudited) period ended June 30, 2006 were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of IUC at the respective dates indicated and the results of operations of IUC for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of IUC on a consolidated basis in accordance with Canadian GAAP. As of the date hereof, neither IUC nor any of the IUC Subsidiaries has any liability or obligation (including without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of IUC for the nine month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006 or which liabilities or obligations do not in the aggregate exceed $500,000. There are reasonable grounds for believing that, based upon the representations of Denison contained herein (i) IUC is, and the corporation resulting from the amalgamation of Denison and IUC Subco pursuant to the Arrangement will be, able to pay its liabilities as they become due, and (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(j)	Books and Records. The corporate records and minute books of IUC and other than as disclosed in paragraph 3.02(j) of the IUC Disclosure Letter, the IUC Subsidiaries, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of IUC and the IUC Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of IUC and the IUC Material Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of IUC. IUC has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of IUC and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(k)	Litigation. Other than as disclosed in paragraph 3.02(k) of the IUC Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of IUC, threatened against or relating to IUC or any of the IUC Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which, individually or in the aggregate, has, or would have, a Material Adverse Effect on IUC. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of IUC, threatened against or relating to IUC or any of the IUC Subsidiaries before any Governmental Entity. Neither IUC nor any of the IUC Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $500,000 as a condition to or a necessity for the right or ability of IUC or the IUC Subsidiaries, as the case may be, to conduct its respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(l)	Title to Properties and Condition of Assets. Except as set forth in paragraph 3.02 (l) of the IUC Disclosure Letter, applying customary standards in the mining industry, each of IUC and the IUC Material Subsidiaries has sufficient title to or valid leasehold interests in its respective property interests or properties to own or operate such property interests or properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, such properties being disclosed in paragraph 3.02(l) of the IUC Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not have, a Material Adverse Effect on IUC. Each lease and agreement granting rights to the property interests and properties is in full force and effect and constitutes a legal, valid and binding agreement of IUC and the IUC Material Subsidiaries, and neither IUC nor the IUC Material Subsidiaries as parties to each such lease or agreement is in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, do not and would not have a Material Adverse Effect on IUC. Furthermore, all real and tangible personal property of each of IUC and the IUC Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(m)	Insurance. IUC maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof and are listed in paragraph 3.02(m) of the IUC Disclosure Letter.

(n)	Environmental.

Other than as disclosed in paragraph 3.02(n) of the IUC Disclosure Letter:
(i)	each of IUC and the IUC Subsidiaries has operated in material compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on IUC;

(ii)	the IUC Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not have a Material Adverse Effect on IUC. None of IUC, the IUC Subsidiaries or, to the knowledge of IUC, any other person in control of any IUC Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any IUC Property, except in material compliance, individually or in the aggregate, with all Environmental Laws and except to the extent that such failure would not have a Material Adverse Effect on IUC. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the IUC Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that same would not be reasonably likely to have a Material Adverse Effect on IUC. To the knowledge of IUC, there are no Hazardous Substances at, in, on, under or migrating from the IUC Properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance does not and would not have a Material Adverse Effect on IUC;

(iii)	to the knowledge of IUC, none of IUC, the IUC Subsidiaries or any other person for whose actions IUC or an IUC Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the IUC Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on IUC; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the IUC Properties or the assets of any of IUC or the IUC Subsidiaries;

(iv)	to the knowledge of IUC, none of IUC, the IUC Subsidiaries or any other person for whose actions IUC or an IUC Subsidiary may be partially or wholly liable, has caused or permitted the Release of any Hazardous Substances on or to any of the IUC Properties in such a manner as (i) would be reasonably likely to impose Liability for clean up, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability does not and would not have a Material Adverse Effect on IUC; or (ii) would be reasonably likely to result in imposition of an Encumbrance or the expropriation of any of the Icelane Properties or the assets of any of IUC or the IUC Subsidiaries;

(v)	none of the IUC Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws, except as required by license or permit;

(vi)	none of IUC or the IUC Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person or Governmental Entity related to any of the IUC Properties which is pending as of the date hereof, except to the extent same, individually or in the aggregate, does not and would not have a Material Adverse Effect on IUC;

(vii)	IUC has made available to Denison a copy of all material environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies prepared by third parties that are related to any of the IUC Properties which are in the possession of IUC or any of the IUC Subsidiaries.
(o)	Operational Matters. Except as does not and would not have a Material Adverse Effect on IUC:
(i)	All rentals, royalties, overriding royalty interests, production payments net profits, interest burdens and other payments due and payable, and obligations (including maintenance obligations for unpatented mining claims) performable, on or prior to the date hereof under or with respect to the direct or indirect assets of IUC or the IUC Subsidiaries have been properly and duly paid, performed or provided for;

(ii)	All mines and mining related activities where IUC or an IUC Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

(iii)	All mines located in or on the lands of IUC or any IUC Subsidiary or lands pooled or unitized therewith, which have been abandoned by IUC or any IUC Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)	All future abandonment, remediation and reclamation obligations have been accurately disclosed publicly by IUC without omission of information that would result in a Misrepresentation.
(p)	Tax Matters. IUC and the IUC Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect on IUC. IUC has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of IUC, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to IUC or any of the IUC Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. Neither IUC nor any affiliate of IUC has taken or agreed to take any action (without regard to any action taken or agreed to be taken by Denison or any affiliate of Denison) or knows of any circumstances that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(q)	Intellectual Property. Neither IUC nor the IUC Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of IUC and the IUC Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of IUC.

(r)	Pension and Employee Benefits.
(i)	IUC and the IUC Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of IUC and the IUC Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon IUC or the IUC Subsidiaries, as the case may be (collectively referred to in this subsection as the “IUC Plans”) and all IUC Plans maintained by or binding upon IUC or any of the IUC Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by IUC or any of the IUC Subsidiaries from any such regulatory authority.

(ii)	No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IUC Plan maintained by or binding upon IUC or any of the IUC Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(iii)	IUC and the IUC Subsidiaries have complied, and currently are in compliance with, the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable laws with respect to each IUC Plan (whether or not subject to ERISA) maintained by IUC or any of the IUC Subsidiaries for the benefit of any United States employee, former employee, independent contractor or director of IUC or any of the IUC Subsidiaries (including, without limitation, any employment agreements or any pension, savings, profit-sharing, bonus, medical, insurance, disability, severance, executive compensation, fringe benefit, incentive, stock option, performance pay, loan or loan guarantee, plant closing, change of control, equity-based or deferred compensation plans), except where such non-compliance has not given and would not give rise to a Material Adverse Effect.

(iv)	Each IUC Plan intended to qualify under Section 401 of the Code has received a determination letter from the IRS to the effect that it is so qualified and each trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operation of such IUC Plans that would cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code,

(v)	Neither IUC nor any of the IUC Subsidiaries, nor any ERISA Affiliate of IUC has maintained, adopted or established, contributed or been required to contribute to, or otherwise participated in or been required to participate in, any employee benefit plan or other program or arrangement subject to Title IV of ERISA (including without limitation, a Multi-Employer Plan) or any plan otherwise subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code (a “Title IV Plan”). “ERISA Affiliate” shall mean any other entity that, together with IUC would be treated as a single employer under Section 414 of the Code. Neither IUC nor any of the IUC Affiliates has any liability (contingent or otherwise) under Section 4069 of ERISA by reason of a transfer of an underfunded Title IV Plan.
(s)	Reporting Status. IUC is a reporting issuer in the province of Ontario. The IUC Common Shares are listed on the TSX.

(t)	Reports. (i) Since January 1, 2004, IUC has filed with the Securities Authorities in Ontario, the TSX, and all applicable self-regulatory authorities, all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “IUC Documents”). The IUC Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any Misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over IUC, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on IUC. IUC has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(ii)	The IUC Common Shares are registered under Section 12(g) of the 1934 Act, and IUC has filed with the SEC all of its reports and other documents required to be filed by IUC with or furnished by IUC to the SEC pursuant to the 1934 Act since October 1, 2003 (collectively, the “IUC SEC Documents”). Each of the IUC

SEC Documents, at the time filed or furnished or, if amended, as of the date of such amendment, complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC thereunder and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(u)	Compliance with Laws. IUC and the IUC Material Subsidiaries have complied with all applicable Laws in all material respects and are not in material violation of any applicable Law.

(v)	No Cease Trade. IUC is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of IUC, no investigation or other proceedings involving IUC which may operate to prevent or restrict trading of any securities of IUC or affect the ability of the parties hereto to complete the Arrangement are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from IUC or the IUC Material Subsidiaries of any of the material assets of IUC or any of the IUC Material Subsidiaries.

(x)	Certain Contracts. Other than as set out in paragraph 3.02(x) of the IUC Disclosure Letter, neither IUC nor any of the IUC Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of IUC or the IUC Subsidiaries are conducted, (ii) limit any business practice of IUC or any IUC Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by IUC or any IUC Subsidiary in any material respect.

(y)	Location of Assets and U.S. Sales. IUC is its own “ultimate parent entity” (as defined in 16 C.F.R. § 801.1(a)(3)) and IUC, together with all entities controlled (as defined in 16 C.F.R. § 801.1(b)) by it (a) did not for the fiscal year ended September 30, 2005 have aggregate sales in or into the United States of US$56.7 million or more, or (b) does not, and as of the Effective Time will not, hold assets located in the United States having an aggregate total value of US$56.7 million, (this representation and warranty being made solely for the purpose of determining the applicability of the notification provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America to the transactions contemplated by this Agreement).

(z)	Foreign Private Issuer. As of the date hereof, IUC is a “foreign private issuer” as defined in Rule 405 under the 1933 Act and Rule 3b-4 under the 1934 Act.

(aa)	Investment Company Status. IUC is not an “investment company” and is not “controlled” by an investment company, within the meaning of the 1940 Act.

(bb)	Full Disclosure. IUC has made available to Denison all material information, including financial, operational and other information, in respect of IUC and the IUC Subsidiaries and all such information as made available to IUC and IUC Subco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(cc)	No Broker’s Commission. IUC has not entered into any agreement that would entitle any person to any valid claim against IUC for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees disclosed in paragraph 3.02(cc) of the IUC Disclosure Letter.

(dd)	Investment Canada. IUC is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(ee)	Shares. The IUC Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(ff)	IUC Subco. Since the date of its incorporation, IUC Subco has carried on no business, acquired no properties, entered into no agreements other than this Agreement and has assumed or become subject to no obligations or Liabilities other than those obligations and Liabilities relating to this Agreement.

(gg)	Internal Control Procedures. IUC maintains a system of internal controls over financial reporting that complies with the requirements therefor set forth under the 1934 Act and the regulation of the SEC thereunder. IUC has established and maintains disclosure controls and procedures (as defined in Rule 13(a)-15(c) under the 1934 Act). IUC has disclosed in its annual report on Form 20-F for the fiscal year ended September 30, 2005 any change in IUC’s internal control over financial reporting that occurred during the fiscal year ended September 30, 2005 that materially affected, or was reasonably likely to materially affect, IUC’s internal control over financial reporting for the fiscal year ended September 30, 2005. IUC’s principal executive officer and principal financial officer have disclosed, based on their evaluation of internal control over financial reporting for the fiscal year ended September 30, 2005, to IUC’s auditors and the audit committee of IUC’s board of directors; (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which were reasonably likely to adversely affect IUC’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involved management or other employees who had a significant role in IUC’s internal control over financial reporting.

(hh)	Sarbanes Oxley Act. IUC is in compliance in all material respects with all of the provisions of the Sarbanes Oxley Act that are currently applicable to IUC and has no reason to believe that it will not be able to comply with the requirements of Section 404 under the Sarbanes Oxley Act and the related rules and regulations thereunder (“Section 404”) as of the date by which it is required to comply with Section 404.
Section 3.03 Survival of Representations and Warranties
               The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by IUC, IUC Subco or Denison and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.
ARTICLE 4
COVENANTS
Section 4.01 Covenants of Denison
               Subject to Section 6.01, Denison hereby covenants and agrees with IUC and IUC

Subco as follows:
(a)	Interim Order. As soon as practicable, Denison jointly with IUC Subco shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.05 hereof on terms and conditions acceptable to Denison, IUC and IUC Subco, acting reasonably.

(b)	Proceedings. In a timely and expeditious manner, Denison shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Denison.

(c)	Denison Meeting. In a timely and expeditious manner, Denison shall:
(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Denison;

(ii)	prepare with the assistance of IUC, and file the Denison Proxy Circular (which shall be in a form satisfactory to IUC, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Denison Proxy Circular is required to be filed and mail the Denison Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Denison Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and shall ensure that the Denison Proxy Circular does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by IUC or IUC Subco). Without limiting the generality of the foregoing, Denison shall ensure that the Denison Proxy Circular complies with National Instrument 51-102 “Continuous Disclosure Requirements” and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides Denison Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Denison Meeting;

(iii)	convene the Denison Meeting as soon as practicable, and use its commercially reasonable efforts to convene the Denison Meeting no later than November 30, 2006 or such later date as may be mutually agreed upon with IUC, as provided in the Interim Order and solicit proxies to be voted at the Denison Meeting in favour of the Arrangement;

(iv)	with the assistance of IUC and IUC Subco, diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Denison Meeting;

(v)	provide notice to IUC of the Denison Meeting and allow representatives of IUC to attend the Denison Meeting;

(vi)	conduct the Denison Meeting in accordance with the Interim Order, the OBCA, the by-laws of Denison and as otherwise required by applicable Laws; and

(vii)	take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.
(d)	Adjournment. Denison shall not adjourn, postpone or cancel the Denison Meeting (or propose to do so), except (i) if a quorum is not present at the Denison Meeting, (ii) if required by applicable Laws, (iii) if required by the Denison Securityholders, or (iv) except as contemplated by Section 5.04 hereof.

(e)	Amendments to Denison Proxy Circular. In a timely and expeditious manner, Denison shall prepare (in consultation with IUC) and file amendments or supplements to the Denison Proxy Circular (which amendments or supplements shall be in a form satisfactory to IUC, acting reasonably) required by applicable Laws or as otherwise agreed between Denison and IUC with respect to the Denison Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)	Final Order. Subject to the approval of the Arrangement at the Denison Meeting in accordance with the provisions of the Interim Order, the approval of the IUC Shareholder Approval Matters at the IUC Meeting and the receipt of all other necessary approvals of Governmental Entities and third parties, Denison shall jointly with IUC Subco forthwith file, proceed with and diligently prosecute an application for the Final Order as provided in Section 2.05 hereof, which application shall be in form and substance satisfactory to the parties hereto, acting reasonably.

(g)	Filing Final Order. Denison shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Denison, IUC and IUC Subco set forth herein, at a time and on a date to be agreed by IUC and Denison, file the Final Order and any other required documents with the Director in order for the Arrangement to become effective.

(h)	Information for IUC Proxy Circular. In a timely and expeditious manner, Denison shall provide to IUC all information as may be reasonably requested by IUC or applicable Laws with respect to Denison and its businesses and properties for inclusion in the IUC Proxy Circular or in any amendment or supplement to the IUC Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Denison required to be disclosed in the IUC Proxy Circular and not containing any Misrepresentation with respect thereto. Denison shall fully cooperate with IUC in the preparation of the IUC Proxy Circular and shall provide such assistance as IUC may reasonably request in connection therewith.

(i)	Amendments. In a timely and expeditious manner, Denison shall provide IUC with information as requested by IUC in order to prepare any amendments or supplements to the IUC Proxy Circular (which amendments or supplements shall be in a form satisfactory to Denison, acting reasonably) with respect to the IUC Meeting.

(j)	Copy of Documents. Except for proxies and other non-substantive communications, Denison shall furnish promptly to IUC a copy of each notice, report, schedule or other document or communication delivered, filed or received by Denison in connection with this Agreement, the Arrangement, the Interim Order or the Denison Meeting or any other meeting at which all Denison Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, and other than as disclosed in paragraph 4.01(k) of the Denison Disclosure Letter, Denison shall, and shall cause the Denison Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(l)	Certain Actions Prohibited. Other than as disclosed in paragraph 4.01(l) of the Denison Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Denison shall not, without the prior written consent of IUC, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:
(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Denison Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Denison or any of the Denison Subsidiaries, other than the issue of Denison Common Shares pursuant to the exercise of the Denison Options or the Denison Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights are exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Denison Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of Denison or any of the Denison Subsidiaries or any of the terms of the Denison Options other than as provided herein or the Denison Warrants as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the Denison Common Shares or any of the shares of the Denison Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Denison Common Shares;

(v)	redeem, purchase or offer to purchase, or permit any of the Denison Subsidiaries to redeem, purchase or offer to purchase, any Denison Common Shares and, other than pursuant to the Denison Warrants or the Denison Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Denison or any of the Denison Subsidiaries with any other person;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Denison Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	in the case of Denison and the Denison Subsidiaries: (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Denison delivered to IUC and IUC Subco, which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim between Denison and a Denison Subsidiary or between Denison Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $500,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Denison Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money which, are, individually or in the aggregate, in an amount in excess of $500,000;

(x)	except as required by Canadian GAAP, any other generally accepted accounting principle to which any Denison Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Denison or make any material tax election inconsistent with past practice; or

(xi)	enter into, or cause any Denison Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; and (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.
(m)	Employment Arrangements. Without the prior written consent of IUC, such consent not to be unreasonably withheld or delayed Denison shall not, and shall cause the Denison Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Denison or any of the Denison Subsidiaries.

(n)	Insurance. Denison shall use its commercially reasonable best efforts, and shall cause the Denison Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o)	Certain Actions. Denison shall:
(i)	subject to the rights of Denison and Denison’s directors under Article 6, not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on Denison, provided that Denison may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) in order to comply with and carry out the transactions contemplated by this Agreement, provided Denison immediately notifies IUC in writing of such circumstances; and

(ii)	promptly notify IUC of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Denison, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Denison of any covenant or agreement contained in this Agreement, (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Denison contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect, and (E) Denison shall promptly notify IUC if at any time before or after the Effective Date it becomes aware that either the Denison Proxy Circular or the IUC Proxy Circular, or any application for an order hereunder contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the applicable proxy circular or such application.
(p)	No Compromise. Denison shall not, and shall cause the Denison Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Denison in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of IUC, such consent not to be unreasonably withheld or delayed.

(q)	Contractual Obligations. Denison shall not, and shall cause the Denison Subsidiaries not to, enter into or modify in any respect any Denison Material Contract, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(r)	Satisfaction of Conditions. Subject to Section 6.01 hereof, Denison shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations hereunder to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:
(i)	subject to the fiduciary obligations of the directors of Denison, obtain the approval of Denison Securityholders for the Arrangement in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain the Competition Act Approval, if required and all other consents, approvals and authorizations as are required to be obtained by Denison or any of the Denison Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Denison, all as contemplated in Section 3.01(c);

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)	obtain all other waivers, consents and approvals from other parties to agreements, leases or other contracts required to be obtained by Denison or a Denison Subsidiary to consummate the transactions contemplated hereby which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Denison;

(vi)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Denison; and

(vii)	cooperate with IUC and IUC Subco in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Denison to pay or cause to be paid any monies to cause such performance to occur.
(s)	Keep Fully Informed. Denison shall use commercially reasonable best efforts to conduct itself so as to keep IUC fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(t)	Cooperation. Denison shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(u)	Representations. Denison shall use its commercially reasonable best efforts to conduct its affairs and to cause the Denison Subsidiaries to conduct their affairs so that all of the representations and warranties of Denison contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(v)	Denison Options and Denison Warrants. Denison shall take all corporate action necessary to ensure that on the Effective Date all of the outstanding Denison Options and Denison Warrants provide only for the issuance of IUC Common Shares upon the due exercise thereof, on the basis of 2.88 IUC Common Shares for each one Denison Common Share to which a holder of a Denison Option or Denison Warrant was previously entitled on the Effective Date, together with any adjustments to the exercise price necessary or advisable under the terms of the Denison Share Option Plan and the indentures governing the Denison Warrants.

(w)	Closing Documents. Denison shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby, such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

(x)	U.S. Tax Matters. Denison shall not, and shall cause its affiliates to not, knowingly take any action that (without regard to any action taken or agreed to be taken by IUC or any affiliate of IUC) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
               Notwithstanding the foregoing provisions of this Section 4.01, Denison and its board of directors shall be permitted to take such actions and refrain from taking such actions as they see fit to fulfill the fiduciary obligations of the board of directors in respect of any Denison Superior Proposal.
Section 4.02 Covenants of IUC and IUC Subco
               Subject to Section 6.04, each of IUC and IUC Subco hereby covenants and agrees with Denison as follows:
(a)	Interim Order. As soon as practicable, IUC Subco jointly with Denison shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.05 on terms and conditions acceptable to Denison, IUC and IUC Subco, acting reasonably.

(b)	Proceedings. In a timely and expeditious manner, IUC and IUC Subco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the IUC Common Shares contemplated pursuant to Section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by IUC and IUC Subco, as applicable.

(c)	IUC Meeting. In a timely and expeditious manner, IUC shall:
(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by IUC;

(ii)	prepare with the assistance of Denison, and file the IUC Proxy Circular (which shall be in a form satisfactory to Denison, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the IUC Proxy Circular is required to be filed and mail the IUC Proxy Circular in accordance with all applicable Laws, in and to all jurisdictions where the IUC Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and shall ensure that the IUC Proxy Circular does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Denison). Without limiting the generality of the foregoing, IUC shall ensure that the IUC Proxy Circular complies with National Instrument 51-102 “Continuous Disclosure Requirements” and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides IUC Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the IUC Meeting;

(iii)	convene the IUC Meeting as soon as practicable, and use its commercially reasonable efforts to convene the IUC Meeting no later than November 30, 2006 or such later date as may be mutually agreed upon with Denison and solicit proxies to be voted at the IUC Meeting in favour of the IUC Shareholder Approval Matters;

(iv)	with the assistance of Denison, IUC shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the IUC Meeting;

(v)	provide notice to Denison of the IUC Meeting and allow representatives of Denison to attend the IUC Meeting;

(vi)	conduct the IUC Meeting in accordance with the OBCA, the by-laws of IUC and as otherwise required by applicable Laws; and

(vii)	take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement.
(d)	Adjournment. IUC shall not adjourn, postpone or cancel the IUC Meeting (or propose to do so), except (i) if a quorum is not present at the IUC Meeting, (ii) if required by applicable Laws, (iii) if required by the IUC Shareholders, or (iv) except as contemplated by Section 5.04 hereof.

(e)	Amendments to IUC Proxy Circular. In a timely and expeditious manner, IUC shall prepare, (in consultation with Denison), and file amendments or supplements to the IUC Proxy Circular (which amendments or supplements shall be in a form satisfactory to Denison, acting reasonably) required by applicable Laws or as otherwise agreed between IUC and Denison with respect to the IUC Meeting and mail such amendments or supplements, as required in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)	Information for Denison Proxy Circular. In a timely and expeditious manner, IUC and IUC Subco shall provide to Denison all information as may be reasonably requested by Denison or as required by the Interim Order or applicable Laws with respect to IUC and IUC Subco and their respective businesses and properties for inclusion in the Denison Proxy Circular or in any amendment or supplement to the Denison Proxy Circular which complies in all material respects with all applicable

Laws on the date of the mailing thereof and containing all material facts relating to IUC and IUC Subco required to be disclosed in the Denison Proxy Circular and not containing any Misrepresentation with respect thereto. IUC shall fully cooperate with Denison in the preparation of the Denison Proxy Circular and shall provide such assistance as Denison may reasonably request in connection therewith.

(g)	Amendments. In a timely and expeditious manner, IUC and IUC Subco shall provide Denison with information as requested by Denison in order to prepare any amendments or supplements to the Denison Proxy Circular (which amendments or supplements shall be in a form satisfactory to IUC, acting reasonably) with respect to the Denison Meeting in accordance with the Interim Order of the Court.

(h)	Final Order. Subject to the approval of the Arrangement at the Denison Meeting in accordance with the provisions of the Interim Order, the approval of the IUC Shareholder Approval Matters and the receipt of all other necessary approvals of Governmental Entities and third parties, IUC Subco shall jointly with Denison forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably, as provided in Section 2.05.

(i)	Copy of Documents. Except for proxies and other non-substantive communications, IUC and IUC Subco shall furnish promptly to Denison a copy of each notice, report, schedule or other document or communication delivered, filed or received by IUC or IUC Subco in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, IUC shall, and shall cause the IUC Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(k)	Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, IUC shall not, without the prior written consent of Denison, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:
(i)	other than as disclosed in paragraph 4.02(k) of the IUC Disclosure Letter, issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit an IUC Material Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, IUC or any of the IUC Material Subsidiaries, other than the issue of IUC Common Shares pursuant to the exercise of the IUC Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights are exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the IUC Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of IUC or any of the IUC Material Subsidiaries or any of the terms of the IUC Options as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of IUC or any of the IUC Material Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of IUC;

(v)	redeem, purchase or offer to purchase, or permit any of the IUC Material Subsidiaries to redeem, purchase or offer to purchase, any IUC Common Shares and, other than pursuant to the IUC Share Option Plan or any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge IUC or any of the IUC Material Subsidiaries with any other person;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the IUC Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	in the case of IUC and the IUC Subsidiaries: (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of IUC delivered to Denison, which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim between IUC and an IUC Subsidiary or between IUC Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $500,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the IUC Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money which, are, individually or in the aggregate, in an amount in excess of $500,000;

(x)	except as required by Canadian GAAP, any other generally accepted accounting principle to which any IUC Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of IUC or make any material tax election inconsistent with past practice; or

(xi)	other than as disclosed in paragraph 4.02(k)(xi) of the IUC Disclosure Letter, enter into, or cause any IUC Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement or as otherwise disclosed in the IUC Disclosure Letter.
(l)	Employment Arrangements. Without the prior written consent of Denison, such consent not to be unreasonably, withheld or delayed, IUC shall not, and shall cause the IUC Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of IUC or any of the IUC Subsidiaries.

(m)	Insurance. IUC shall use its commercially reasonable best efforts, and shall cause the IUC Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(n)	Certain Actions. IUC and IUC Subco shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on IUC, provided that IUC or IUC Subco may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) in order to comply with and carry out the transactions contemplated by this Agreement, provided they immediately notify Denison in writing of such circumstances; and

(ii)	promptly notify Denison of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of IUC, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by IUC or IUC Subco of any covenant or agreement contained in this Agreement, (D) any event occurring subsequent to the date hereof that would render any representation or warranty of IUC or IUC Subco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect, and (E) IUC shall promptly notify Denison if at any time before or after the Effective Date it becomes aware that either the IUC Proxy Circular or the Denison Proxy Circular, or any application for an order hereunder contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the applicable proxy circular or such application.
(o)	No Compromise. IUC shall not, and shall cause the IUC Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of IUC in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Denison.

(p)	Contractual Obligations. IUC shall not, and shall cause the IUC Subsidiaries not to, enter into or modify in any respect any IUC Material Contract, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(q)	Satisfaction of Conditions. Subject to Section 6.01 hereof, IUC and IUC Subco shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to their obligations hereunder to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:
(i)	subject to the fiduciary obligations of the directors of IUC, obtain the approval of IUC Shareholders for the IUC Shareholder Approval Matters;

(ii)	obtain the Competition Act Approval, if required, any allowances or approvals or deemed allowances or approvals by the responsible Minister under the Investment Canada Act, as applicable and all consents, approvals and authorizations as are required to be obtained by IUC or any of the IUC Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on IUC, all as contemplated in Section 3.02(d);

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)	obtain all other waivers, consents and approvals from other parties to agreements, leases or other contracts required to be obtained by IUC, an IUC Subsidiary or IUC Subco to consummate the transactions contemplated hereby which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on IUC;

(vi)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(vii)	cooperate with Denison in connection with the performance by Denison of its obligations hereunder, provided however that the foregoing shall not be construed to obligate IUC to pay or cause to be paid any monies to cause such performance to occur.
(r)	Keep Fully Informed. IUC shall use commercially reasonable best efforts to conduct itself so as to keep Denison fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(s)	Cooperation. IUC and IUC Subco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(t)	Representations. IUC and IUC Subco shall use commercially reasonable best efforts to conduct their affairs and to cause the IUC Material Subsidiaries to conduct their affairs so that all of the representations and warranties of IUC and IUC Subco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(u)	Closing Documents. IUC and IUC Subco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Denison, all in form satisfactory to Denison, acting reasonably.

(v)	U.S. Tax Matters. Neither IUC nor any affiliate of IUC shall knowingly take any action that (without regard to any action taken or agreed to be taken by Denison or any affiliate of Denison) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(w)	PFIC. With respect to each year, if any, that IUC is a “passive foreign investment company” under Section 1297 of the Code, IUC shall provide to all U.S. shareholders all information that a U.S. shareholder making a “qualified electing fund” election (as defined in the Code) is required to obtain for U.S. federal income tax purposes and a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1 (or any successor U.S. Treasury Regulation) including all representations and statements required by such statement, and will take any other steps necessary to facilitate such election by U.S. shareholders of IUC.
               Notwithstanding the foregoing provisions of this 4.02, IUC and its board of directors shall be permitted to take such actions and refrain from taking such actions as they see fit to fulfill the fiduciary obligations of the board of directors in respect of any IUC Superior Proposal.
Section 4.03 Denison Options
(a)	IUC covenants and agrees that the Denison Share Option Plan and agreements thereunder pursuant to which the Denison Options have been granted, shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement including without limitation, the permanent vesting of such Denison Options and that such Denison Options shall in accordance with the Plan of Arrangement be exercisable for IUC Common Shares on the basis of 2.88 IUC Shares for each one Denison Share, together with an adjustment to the exercise price, if required).

(b)	IUC shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Common Shares for delivery upon the exercise of the Denison Options assumed in accordance with this section.
Section 4.04 Denison Warrants
               IUC covenants and agrees that it will execute, if, as and when and to the extent applicable, agreements by which it will, on the Effective Date, assume the obligations of Denison to perform and observe the Denison Warrants in accordance with their respective terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IUC Common Shares for delivery upon exercise of the Denison Warrants referred to therein (subject to the adjustments required after giving effect to the Arrangement on the basis of 2.88 IUC Shares for each one Denison Share, together with an adjustment to the exercise price, if required).
Section 4.05 Indemnification and Insurance
(a)	IUC hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Denison and the other Denison Subsidiaries provided in the current articles or by-laws of Denison or any Denison Subsidiaries, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Denison and any other Denison Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and IUC undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)	IUC shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the IUC Subsidiaries for the purpose of this Section 4.05 and this Section 4.05 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against IUC by the persons described in subsection (a) hereof.
Section 4.06 Employee Service and Vesting
               With respect to any benefit plans or stock option plans maintained by IUC for which service and/or vesting are a factor, IUC agrees to recognize each Affected Employee’s credited service of vesting period under similar plans of Denison or its Subsidiaries. “Affected Employees” mean individuals who are actively employed by Denison or any of its Subsidiaries as of the Effective Time and who remain employed with Denison immediately following the Effective Time.
ARTICLE 5
CONDITIONS
Section 5.01 Mutual Conditions
               The respective obligations of Denison, IUC and IUC Subco to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)	the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Denison Meeting by the Denison Securityholders and IUC Shareholder Approval Matters shall have been approved at the IUC Meeting by the IUC Shareholders in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority, as the case may be;

(c)	the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(e)	the Articles of Amendment of IUC to change the name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison shall be in form and substance to the parties hereto, acting reasonably;

(f)	there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or would have a Material Adverse Effect on Denison or IUC;

(g)	(A) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the IUC Common Shares to be issued pursuant to the Arrangement (including the IUC Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Denison Options and the Denison Warrants) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Denison contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

(h)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (including those contemplated in paragraph 5.01 of the Denison Disclosure Letter), the failure of which to obtain or the non-expiry of which would have a Material Adverse Effect on Denison, IUC or IUC Subco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(i)	all actions shall have been taken to provide that, upon the effectiveness of the Arrangement, the board of IUC shall be composed of five of the current directors of IUC and five persons designated by Denison,

(j)	the IUC Common Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act (as well as any IUC Common Shares to be issued as contemplated in Sections 4.03 and 4.04) and the IUC Common Shares to be distributed in the United States pursuant to the Arrangement (as well as any IUC Common Shares to be distributed as contemplated in Sections 4.03 and 4.04) and shall not be subject to resale restrictions in the United States under the 1933 Act other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

(k)	the IUC Common shares to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws and shall not be subject to a statutory hold period; and

(l)	this Agreement shall not have been terminated pursuant to Article 7 hereof.
               The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of IUC, IUC Subco and Denison in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.
Section 5.02 Denison Conditions
               The obligation of Denison to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by IUC and IUC Subco in this Agreement which are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by IUC and IUC Subco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Denison, have a Material Adverse Effect on IUC, and IUC shall have provided to Denison a certificate of two officers thereof, and IUC Subco shall have provided to Denison a certificate of an officer thereof, certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by IUC hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the IUC Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and IUC or any of the IUC Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or would have a Material Adverse Effect on IUC;

(c)	each of IUC and IUC Subco shall have complied in all material respects with their covenants herein and IUC shall have provided to Denison a certificate of two officers thereof, and IUC Subco shall have provided to Denison a certificate of an officer thereof, certifying that, as of the Effective Date, they have so complied with their covenants herein;

(d)	Denison Shareholders holding no more than 5% of the outstanding Denison Common Shares shall have exercised the right to dissent contemplated by Section 5.01 of the Plan of Arrangement (and not withdrawn such exercise);

(e)	the directors of IUC and IUC Subco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by IUC and IUC Subco to permit the consummation of the Arrangement and the issuance of a maximum 102,000,000 IUC Common Shares pursuant to the Arrangement and the change of name of IUC to “Denison Mines Ltd.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison; and

(f)	the directors of IUC shall not have withdrawn or modified in a manner adverse to Denison their approval or recommendation to IUC Shareholders of the transaction contemplated hereby.
               The foregoing conditions are for the benefit of Denison and may be waived, in whole or in part, by Denison in writing at any time. If any of such conditions shall not be complied with or waived by Denison on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04 hereof, Denison may terminate this Agreement by written notice to IUC and IUC Subco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Denison.
Section 5.03 IUC and IUC Subco Conditions
               The obligation of IUC and IUC Subco to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Denison in this Agreement which are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Denison in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of IUC, have a Material Adverse Effect on Denison, and Denison shall have provided to each of IUC and IUC Subco a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Denison hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Denison Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Denison or any of the Denison Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or would have a Material Adverse Effect on Denison;

(c)	Denison shall have complied in all material respects with its covenants herein and Denison shall have provided to each of IUC and IUC Subco a certificate of two officers thereof certifying that, as of the Effective Date, Denison has so complied with its covenants herein;

(d)	Denison Shareholders holding no more than 5% of the outstanding Denison Common Shares shall have exercised the right to dissent contemplated by Section 5.01 of the Plan of Arrangement (and not withdrawn such exercise) and IUC shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Denison to such effect, provided that the officers may rely upon representations of Denison’s transfer agent or other scrutineer of the Denison Meeting in making such certification;

(e)	the directors of Denison and each of the Denison Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison and the Denison Subsidiaries to permit the consummation of the Arrangement; and

(f)	the directors of Denison shall not have withdrawn or modified in a manner adverse to IUC their approval or recommendation to Denison Securityholders of the transaction contemplated hereby.
The foregoing conditions are for the benefit of IUC and IUC Subco and may be waived, in whole or in part, by IUC and IUC Subco in writing at any time. If any of such conditions shall not be complied with or waived by IUC and IUC Subco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.04 hereof, IUC and IUC Subco may terminate this Agreement by written notice to Denison in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by IUC or IUC Subco.
Section 5.04 Notice and Cure Provisions
               Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would be likely to or could:
(a)	cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto on or prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in Section 5.01, Section 5.02 or Section 5.03 hereof, as the case may be.

Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Section 5.01, Section 5.02 or Section 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement and/or the Articles of Amendment with the Director, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible of being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Denison Meeting, the Denison Meeting shall be adjourned or postponed until the expiry of such period. If such notice has been delivered prior to the date of the IUC Meeting, the IUC Meeting shall be adjourned or postponed until the expiry of such period.
ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE
Section 6.01 Denison Covenant Regarding Non-Solicitation
(a)	Denison shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Denison or any of the Denison Subsidiaries, or otherwise:
(i)	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a Denison Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Denison Acquisition Proposal;

(iii)	agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Denison Acquisition Proposal;

(iv)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Denison Acquisition Proposal;

(v)	make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Denison to approve the Arrangement contemplated hereby, provided, however, that, notwithstanding the preceding part of this Section 6.01(a), but subject to the following provisions of Article 6 of this Agreement, nothing shall prevent or restrict the directors of Denison from, prior to the approval of the Arrangement by Denison Shareholders, considering or negotiating any unsolicited bona fide Denison Acquisition Proposal that would be a Denison Superior Proposal or, in the event of a bona fide Denison Acquisition Proposal that would be a Denison Superior Proposal, from withdrawing, modifying, qualifying or changing its recommendation to the Denison Shareholders in respect of the Arrangement contemplated hereby or from approving, recommending to the Denison Shareholders or entering into an agreement in respect of a Denison Superior Proposal from any person in accordance with the provisions of the following subsections of this Article 6 but in each case only if (A) the Denison Acquisition Proposal did not result from a breach of this Agreement by Denison, (B) the directors of Denison determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to IUC) that such action is required for such directors to comply with their fiduciary duties under applicable Law.

(b)	Other than as disclosed in paragraph 6.01(b) of the Denison Disclosure Letter, Denison shall immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Denison Acquisition Proposal whether or not initiated by Denison and in connection therewith, Denison shall request (and exercise all rights it has to require) the return of information regarding Denison and the Denison Subsidiaries previously provided to such parties and shall request (and exercise all rights it has to require) the destruction of all materials including or incorporating any confidential information regarding Denison and the Denison Subsidiaries. Denison agrees not to release any third party from any confidentiality agreement relating to a potential Denison Acquisition Proposal to which such third party is a party. Denison further agrees not to release any third party from any standstill agreement or provision to which such third party is a party.

(c)	Within 24 hours of the receipt by any director or officer of Denison of any Denison Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Denison or any of the Denison Subsidiaries in connection with any potential Denison Acquisition Proposal or for access to the properties, books or records of Denison or any of the Denison Subsidiaries by any person that informs Denison or any of the Denison Subsidiaries that it is considering making, or has made, a Denison Acquisition Proposal, Denison shall notify IUC thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Denison Acquisition Proposal and provide such other details of the Denison Acquisition Proposal, inquiry or contact as IUC may reasonably request. Denison shall keep IUC fully informed on a prompt basis of the status, including any change to the material terms, or any such proposal or request.

(d)	If Denison receives a request for material non-public information from a person who is considering making or has made a bona fide Denison Acquisition Proposal (the existence and content of which have been disclosed to IUC), and the directors of Denison determine that such proposal would be, if consummated in accordance with its terms, a Denison Superior Proposal or does constitute a Denison Superior Proposal and Denison is permitted, subject to and as contemplated under this Section 6.01 then, and only in such case, the directors of Denison may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the Denison Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect a Denison Superior Proposal, provide such person with access to information regarding Denison; provided, however, that the person who is considering making the Denison Acquisition Proposal shall not be precluded thereunder from making the

Denison Acquisition Proposal, and provided further that Denison sends a copy of any such confidentiality agreement to IUC immediately upon the execution thereof and IUC is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to IUC and IUC is immediately provided with access to similar information.

(e)	Denison shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by Denison are aware of the provisions of this Section 6.01, and Denison shall be responsible for any material breach of this Section 6.01 by its financial advisors or other advisors or representatives.

(f)	Nothing in the Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director of Denison or otherwise to fetter the proper exercise of discretion by such person. Without limitation nothing in this Section 6.01 shall preclude Denison from providing information or otherwise responding to an unsolicited proposal with respect to a Denison Acquisition Proposal if to do so would, in the opinion of the board of directors of Denison, acting reasonably, be a proper exercise of the directors’ fiduciary duties.
Section 6.02 Notice of Denison Superior Proposal Determination
                    Denison and the directors of Denison shall not accept, approve, recommend or enter into any agreement in respect of a Denison Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by Section 6.01(d) hereof) on the basis that it would constitute a Denison Superior Proposal, unless (i) Denison has complied with its obligations under Section 6.01 and the other provisions of this Article 6, (ii) it has provided IUC with the information about such Denison Acquisition Proposal as required under Section 6.01(b) which the directors of Denison have determined would be a Denison Superior Proposal pursuant to Section 6.01(a) hereof; and (iii) two Business Days shall have elapsed from the later of the date IUC received notification of the determination of the directors of Denison to accept, approve, recommend or enter into an agreement in respect of such Denison Superior Proposal and the date IUC received the documents pursuant to Section 6.01(b) hereof.
Section 6.03 Denison Break Fee Event
In the event that any of the following occurs:
(a)	this Agreement is terminated by IUC and IUC Subco pursuant to Section 7.03(d);

(b)	this Agreement is terminated by IUC pursuant to Section 7.03(b) including without limitation, due to Denison having breached its obligations under Section 6.01 or Section 6.02; and/or

(c)	this Agreement is terminated by Denison pursuant to Section 7.03(i); or

(d)	a Denison Acquisition Proposal shall have been made to Denison and made known to Denison Shareholders generally or shall have been made directly to Denison Shareholders generally or any person shall have publicly announced an intention to make a Denison Acquisition Proposal in respect of Denison (a “Pending Denison Acquisition Proposal”) and such Pending Denison Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Denison Meeting and, thereafter, the Denison Shareholders do not approve the Arrangement at the Denison Meeting, this Agreement is terminated by either IUC or Denison pursuant to Section 7.03(e) hereof and Denison completes a Denison Acquisition Proposal with the party or parties who announced the Pending Denison Acquisition Proposal within nine months following the termination of this Agreement,
then Denison shall pay to IUC in the circumstances set forth in Section 6.03(a), (b) or (c) above, at the time of the termination of this Agreement, and, in the circumstances set forth in Section 6.03(d) above, within five days following the completion of such Pending Denison Acquisition Proposal, an amount in cash equal to $16.0 million, in immediately available funds. Denison shall not be obligated to make more than one payment pursuant to this Section 6.03. Denison hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which IUC will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Denison hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by IUC, IUC shall have no further claim against Denison in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude IUC from seeking injunctive relief to restrain any breach or threatened breach by Denison of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.
Section 6.04 IUC Covenant Regarding Non-Solicitation
(a)	IUC shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of IUC or any of the IUC Material Subsidiaries, or otherwise:
(i)	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an IUC Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any IUC Acquisition Proposal;

(iii)	agree to, approve or recommend, or propose publicly to agree to, approve or recommend any IUC Acquisition Proposal;

(iv)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any IUC Acquisition Proposal;

(v)	make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of IUC to approve the transactions contemplated hereto in Article 6, provided, however, that, notwithstanding the preceding part of this Section 6.04(a), but subject to the following provisions of Article 6 of this Agreement, nothing shall prevent or restrict the directors of IUC from, prior to the approval of the Arrangement by IUC Shareholders, considering or negotiating any unsolicited bona fide IUC Acquisition Proposal that would be an IUC Superior Proposal or, in the event of a bona fide IUC Acquisition Proposal that would be an IUC Superior Proposal, from withdrawing, modifying, qualifying or changing its recommendation to the IUC Shareholders in respect of the Arrangement contemplated hereby, or from approving, recommending to the IUC Shareholders or entering into an agreement in respect of an IUC Superior Proposal from any person in accordance with the provisions of the following subsections of this Article 6 but in each case only if the IUC Acquisition Proposal did not result from a breach of this Agreement by IUC and if the directors of IUC determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Denison) that such action is required for such directors to comply with fiduciary duties under applicable law.

(b)	IUC represents and warrants that it has not entered into any confidentiality agreements with any third parties since September 30, 2005 and it is not currently engaged in any discussions or negotiations with any parties (other than Denison) in connection with any proposal that constitutes, or may reasonably be expected to constitute, an IUC Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of IUC and the IUC Material Subsidiaries to, continue to not have discussions or negotiations with any parties (other than Denison) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an IUC Acquisition Proposal. IUC agrees not to release any third party from any confidentiality agreement relating to a potential IUC Acquisition Proposal to which such third party is a party. IUC further agrees not to release any third party from any standstill agreement or provision to which such third party is a party.

(c)	Within 24 hours of the receipt by any director or officer of IUC of any IUC Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to IUC or any of the IUC Material Subsidiaries in connection with any potential IUC Acquisition Proposal or for access to the properties, books or records of IUC or any of the IUC Material Subsidiaries by any person that informs IUC or any of the IUC Material Subsidiaries that it is considering making, or has made, an IUC Acquisition Proposal, IUC shall notify Denison thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the IUC Acquisition Proposal and provide such other details of the IUC Acquisition Proposal, inquiry or contact as Denison may reasonably request.

(d)	If IUC receives a request for material non-public information from a person who is considering making or has made a bona fide IUC Acquisition Proposal (the existence and content of which have been disclosed to Denison), and the directors of IUC determine that such proposal would be, if consummated in accordance with its terms, an IUC Superior Proposal or does constitute an IUC Superior Proposal and IUC is permitted, subject to and as contemplated under this Section 6.04 then, and only in such case, the directors of IUC may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the IUC Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect an IUC Superior Proposal, provide such person with access to information regarding IUC; provided, however, that the person who is considering making the IUC Acquisition Proposal shall not be precluded thereunder from making the IUC Acquisition Proposal, and provided further that IUC sends a copy of any such confidentiality agreement to Denison immediately upon the execution thereof and Denison is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Denison and Denison is immediately provided with access to similar information.

(e)	IUC shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by IUC are aware of the provisions of this Section 6.04, and IUC shall be responsible for any material breach of this Section 6.04 by its financial advisors or other advisors or representatives.

(f)	Nothing in this Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director of IUC or otherwise to fetter the proper exercise of discretion by such person. Without limitation nothing in this Section 6.01 shall preclude IUC from providing information or otherwise responding to an unsolicited proposal with respect to an IUC Acquisition Proposal if to do so would, in the opinion of the board of directors of IUC, acting reasonably, be a proper exercise of the director’s fiduciary duties.
Section 6.05 Notice of IUC Superior Proposal Determination
IUC and the directors of IUC shall not accept, approve, recommend or enter into any agreement in respect of an IUC Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by Section 6.04(d) hereof) on the basis that it would constitute an IUC Superior Proposal, unless (i) IUC has complied with its obligations under Section 6.04 and the other provisions of this Article 6, (ii) it has provided Denison with the information about such IUC Acquisition Proposal as required under Section 6.04(b) which the directors of IUC have determined would be an IUC Superior Proposal pursuant to Section 6.04(a) hereof; and (iii) two Business Days shall have elapsed from the later of the date Denison received notification of the determination of the directors of IUC to accept, approve, recommend or enter into an agreement in respect of such IUC Superior Proposal and the date Denison received the documents pursuant to Section 6.04(b) hereof.
Section 6.06 IUC Break Fee Event
In the event that any of the following occurs:
(a)	this Agreement is terminated by Denison pursuant to Section 7.03(f);

(b)	this Agreement is terminated by Denison pursuant to Section 7.03(b) including without limitation, due to IUC having breached its obligations under Section 6.03 or Section 6.04; and/or

(c)	this Agreement is terminated by IUC pursuant to Section 7.03(j); or

(d)	an IUC Acquisition Proposal shall have been made to IUC and made known to IUC Shareholders generally or shall have been made directly to IUC Shareholders generally or any person shall have publicly announced an intention to make an IUC Acquisition Proposal in respect of IUC (a “Pending IUC Acquisition Proposal”) and such Pending IUC Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the IUC Meeting and, thereafter, the IUC Shareholders do not approve the Arrangement at the IUC Meeting, this Agreement is terminated by either Denison or IUC pursuant to Section 7.03(g) hereof and IUC completes an IUC Acquisition Proposal with the party or parties who announced the Pending IUC Acquisition Proposal within nine months following the termination of this Agreement, then IUC shall pay to Denison in the circumstances set forth in Section 6.06(a) or (b) above, at the time of the termination of this Agreement, and, in the circumstances set forth in Section 6.06(c) above, within five days following the completion of such Pending IUC Acquisition Proposal, an amount in cash equal to $16.0 million, in immediately available funds. IUC shall not be obligated to make more than one payment pursuant to this Section 6.06. IUC hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Denison will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. IUC hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by Denison, Denison shall have no further claim against IUC in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Denison from seeking injunctive relief to restrain any breach or threatened breach by IUC of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.
ARTICLE 7
AMENDMENT AND TERMINATION
Section 7.01 Amendment
               This Agreement may, at any time and from time to time before or after the holding of the Denison Meeting or the IUC Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Denison Shareholders or the IUC Shareholders and any such amendment may, without limitation:
(a)	change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained, provided, however, that notwithstanding the foregoing, the terms of Section 3.01(d) of the Plan of Arrangement shall not be amended without the approval of the Denison Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Section 5.01, Section 5.02, Section 5.03, Section 6.03, Section 6.06 and Article 7 hereof shall remain unaffected.
Section 7.02 Mutual Understanding Regarding Amendments
(a)	In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Denison, the Denison Shareholders, the Denison Subsidiaries, IUC and the IUC Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)	The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Denison on the one hand, and IUC and IUC Subco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Denison Securityholders.
Section 7.03 Termination
This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of the parties hereto;

(b)	by either Denison or IUC if at any time the other has committed a material breach of any provision of this Agreement, subject to Section 5.04;

(c)	if any of the conditions in Section 5.01, Section 5.02 or Section 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections, subject to Section 5.04;

(d)	by IUC and IUC Subco if there is a Denison Superior Proposal in respect of Denison and the directors of Denison (i) shall have withdrawn or modified in a manner adverse to IUC and IUC Subco their approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by IUC in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within two Business Days) after receipt of such written request from IUC, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any Denison Superior Proposal;

(e)	by IUC and IUC Subco or by Denison if the Denison Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Denison Securityholders;

(f)	by Denison if there is an IUC Superior Proposal in respect of IUC and the directors of IUC (i) shall have withdrawn or modified in a manner adverse to Denison their approval or recommendation of the IUC Shareholder Approval Matters, (ii) shall have failed, after being requested by Denison in writing, to reaffirm its approval or recommendation of the IUC Shareholder Approval Matters and the transactions contemplated herein as promptly as possible (but in any event within two Business Days) after receipt of such written request from Denison, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any IUC Superior Proposal;

(g)	by Denison or by IUC if the IUC Meeting shall have been held and completed and the IUC Shareholder Approval Matters are not approved by the requisite majority of the IUC Shareholders;

(h)	by: (i) IUC if Denison shall have failed to hold the Denison Meeting on or before November 30, 2006 unless such failure results from: (A) an adjournment of the Denison Meeting for not less than four Business Days due to its obligation to adjourn the Denison Meeting in the circumstances described in Section 4.01(d) or an adjournment required pursuant to Section 5.04; or (B) for reasons beyond the control of Denison (including any order or ruling of a Governmental Entity or the TSX) so long as Denison is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable best efforts to hold the Denison Meeting as soon as practicable after November 30, 2006; or (ii) Denison if IUC shall have failed to hold the IUC Meeting on or before November 30, 2006 unless such failure results from: (A) an adjournment of the Denison Meeting for not less than four Business Days due to its obligation to adjourn the IUC Meeting in the circumstances described in Section 4.02(d) or an adjournment required pursuant to Section 5.04; or (B) for reasons beyond the control of IUC (including any order or ruling of a Governmental Entity or the TSX) so long as IUC is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable best efforts to hold the IUC Meeting as soon as practicable after November 30, 2006;

(i)	by Denison in order to enter into a definitive written agreement with respect to a Denison Superior Proposal, subject to compliance with Sections 6.01 and 6.02 and the payment of any fee required to be paid pursuant to Section 6.03; or

(j)	by IUC in order to enter into a definitive written agreement with respect to an IUC Superior Proposal, subject to compliance with Sections 6.04 and 6.05 and the payment of any fee required to be paid pursuant to Section 6.06, provided that any termination by a party hereto in accordance with paragraphs (b) to (i) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. If the completion of the Arrangement does not occur on or prior to end of business on the Completion Deadline, then this Agreement shall terminate. In the event of any such termination, subject to the obligations of Denison and IUC contained in Article 6 hereof, including the payment required by Section 6.03 or Section 6.06, as the case may be, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.
ARTICLE 8
GENERAL
Section 8.01 Notices
               Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.
               The address for service of each of the parties hereto shall be as follows:
(a)	if to Denison:
595 Bay Street
Suite 402
Toronto, Ontario M5G 2C2

Attention: E. Peter Farmer
Facsimile: (416) 979-5893
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
3500 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Daniel J. McLeod
Facsimile: (403) 260-9700
(b)	if to IUC or IUC Subco:
885 West Georgia Street
Suite 2101
Vancouver, B.C. V6C 3E8
Attention: Ronald Hochstein
Facsimile: (604) 689-4250
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2
Attention: John H. Craig
Facsimile: (416) 360-8877
Section 8.02 Remedies
               The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Denison (if either IUC or IUC Subco is the breaching party) or IUC and IUC Subco (if Denison is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including without limitation, Section 6.03 and Section 6.06 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

Section 8.03 Expenses
               The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Denison Meeting, the IUC Meeting, and the preparation and mailing of the Denison Proxy Circular and the IUC Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.03 shall survive the termination of this Agreement. Notwithstanding the foregoing: (i) in the event that (a) this Agreement is terminated prior to the Completion Deadline as a result of the Denison Securityholders having voted not to approve the Arrangement at the Denison Meeting; or (b) IUC has terminated the Agreement under Section 7.03(h)(i), then in either case Denison shall pay to IUC the sum of $2.0 million as and by way of liquidated damages representing a reasonable pre-estimate of IUC’s expenses incurred in respect of the transactions contemplated by this Agreement and not by way of a penalty; and (ii) in the event that (a) this Agreement is terminated prior to the Completion Deadline as a result of the IUC Shareholders having voted not to approve the IUC Shareholder Approval Matters; or (b) Denison has terminated the Agreement under Section 7.03(h)(ii), then in either case IUC shall pay to Denison the sum of $2.0 million as and by way of liquidated damages representing a reasonable pre-estimate of Denison expenses incurred in respect of the transactions contemplated by this Agreement and not by way of a penalty. Any amount paid by a party to the other party pursuant to this Section 8.03 shall be deducted from the amount which may become payable pursuant to Section 6.03 or Section 6.06.
Section 8.04 Obligations Regarding Personal Information
(a)	Each of Denison and IUC shall ensure that, unless otherwise exempted by law, it has the consent of its employees to the collection, use and disclosure of all personal information required for any reasonable and necessary purpose related to this Agreement.

(b)	For the purpose of this Section 8.04, “Personal Information” means information about an identifiable individual collected or created as a result of this Agreement, but does not include the name, title or business address or telephone number of an employee.

(c)	Unless this Agreement or the law otherwise specifies, each party shall only collect, create, use and disclose Personal Information in respect of its own employees or in respect of the employees of contractors which is necessary for the due performance of this Agreement.

(d)	Unless this Agreement or the law otherwise specifies, each party shall not collect, use or disclose Personal Information about an individual without the consent of the individual to whom the information relates.

(e)	Each party agrees to protect all Personal Information collected or stored by it pursuant to paragraph (c) above by taking reasonable security measures, in accordance with the sensitivity of the information in question, to protect the Personal Information against loss, unauthorized access thereto, theft, and any unauthorized collection, use, disclosure, copying, modification or disposal thereof.

(f)	Each party further agrees to comply with all applicable laws that relate to the collection, use, disclosure, storage and disposal of Personal Information.
Section 8.05 Time of the Essence
Time shall be of the essence of this Agreement.

Section 8.06 Entire Agreement
          This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.
Section 8.07 Further Assurances
          Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including without limitation, the Plan of Arrangement.
Section 8.08 Governing Law
          This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
Section 8.09 Execution in Counterparts
          This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
Section 8.10 Waiver
          No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.01 hereof.
Section 8.11 No Personal Liability
          No director or officer of Denison shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to IUC or IUC Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Denison. No director or officer of IUC or IUC Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Denison under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of IUC or IUC Subco.

Section 8.12 Enurement and Assignment
          This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.
Section 8.13 Invalidity
          If any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Agreement shall not be affected thereby and shall remain valid and enforceable.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

INTERNATIONAL URANIUM CORPORATION
Per:

“Ronald Hochstein”

Name: Ronald Hochstein
Title: President and Chief Executive Officer

2113537 ONTARIO INC.
Per:

“Ronald Hochstein”

Name: Ronald Hochstein
Title: President

DENISON MINES INC.
Per:

“E. Peter Farmer”

Name: E. Peter Farmer
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
ONTARIO BUSINESS CORPORATIONS ACT
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
                         In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“affiliate” shall have the meaning ascribed to such term under the OBCA but shall not include IUC Subco;

(b)	“Amalgamating Corporations” means IUC Subco and Denison collectively and “Amalgamating Corporation” means either one of them;

(c)	“Amalgamation” has the meaning ascribed thereto in 3.01(b) of this Plan of Arrangement;

(d)	“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

(e)	“Arrangement Agreement” means the arrangement agreement dated as of September 18, 2006, as amended and restated on October 16, 2006, with effect as and from September 18, 2006 between IUC, IUC Subco and Denison, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(f)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(g)	“Common Shares” means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in Section 4.04 hereof;

(h)	“Corporation” means the corporation continuing from the Amalgamation;

(i)	“Court” means the Superior Court of Justice of Ontario;

(j)	“Denison” means Denison, a corporation existing under the OBCA;

(k)	“Denison Common Shares” means the common shares in the capital of Denison;

(l)	“Denison Meeting” means the special meeting, including any adjournments or postponements thereof, of the holders of Denison Common Shares held, among other things, to consider and, if deemed advisable, approve the Arrangement;

(m)	“Denison Options” means the outstanding options to purchase Denison Common Shares issued pursuant to the Denison Share Option Plan and otherwise;

(n)	“Denison Proxy Circular” means the management information circular prepared by Denison with the assistance of IUC in respect of the Denison Meeting;

(o)	“Denison Share Option Plan” means the share option plan of Denison adopted on March 5, 2004;

(p)	“Depositary” means the depositary which shall be appointed by IUC for the purpose of, among other things, exchanging certificates representing Denison Common Shares for IUC Common Shares in connection with the Arrangement;

(q)	“Director” means the Director appointed under Section 278 of the OBCA;

(r)	“Dissent Procedures” means the procedures set forth in Section 185 of the OBCA required to be taken by a registered holder of Denison Common Shares to exercise the right of dissent in respect of such Denison Common Shares in connection with the Arrangement;

(s)	“Dissenting Optionholders” means the holders of Denison Options who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

(t)	“Dissenting Shareholders” means the registered holders of Denison Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

(u)	“Effective Date” means the date on which the Final Order and all other required documents are accepted for filing by the Registrar;

(v)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(w)	“Final Order” means the order of the Court approving the Arrangement pursuant to the OBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(x)	“Former Denison Shareholders” means the holders of Denison Common Shares immediately prior to the Effective Time;

(y)	“IUC” means IUC, a corporation existing under the CBCA;

(z)	“IUC Common Shares” means the common shares in the capital of IUC; and

(aa)	“IUC Subco” means 2113537 Ontario Inc., a wholly-owned subsidiary of IUC existing under the OBCA.

(bb)	“Interim Order” means the interim order of the Court, as such order may be amended in connection with the Arrangement;

(cc)	“Meeting Date” means the date of the Denison Meeting;

(dd)	“OBCA” means the Business Corporations Act (Ontario);

(ee)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(ff)	“Subject Shares” means the Denison Common Shares held, directly or indirectly, by or for the benefit of IUC or its affiliates immediately prior to the Effective Time, together with the Denison Common Shares deemed to be transferred to IUC in subsection 3.01(b) hereof;
In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
                         The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03 Number, Gender and Persons
                         In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.
Section 1.04 Date for any Action
                         If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05 Statutory References
                         Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
ARTICLE TWO
ARRANGEMENT AGREEMENT
Section 2.01 Arrangement Agreement
                         This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
ARTICLE THREE
ARRANGEMENT
Section 3.01 Arrangement

                         At the Effective Time, the following shall occur, and shall be deemed to occur in the following order, without any further act or formality:
(a)	each Denison Option which is not already exercisable for Denison Shares in accordance with its terms shall immediately become exercisable and all Denison Options shall remain exercisable for the remainder of their respective terms;

(b)	each Denison Common Share and Denison Option in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to IUC, with IUC being obliged to pay therefor the amount determined and payable in accordance with Section 5 hereof, and the name of such holder will be removed from the register of holders of Denison Common Shares or Denison Options, as the case may be, and IUC will be recorded as the registered holder of the Denison Common Shares and Denison Options so transferred and will be deemed to be the legal and beneficial owner of such Denison Common Shares and Denison Options;

(c)	the Amalgamating Corporations shall be amalgamated to form the Corporation and continue as one corporation under the OBCA on the terms prescribed in this Plan of Arrangement (the “Amalgamation”) and:
(i)	the Corporation shall have the characteristics set forth in Article Four of this Plan of Arrangement and shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

(ii)	a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation;

(iii)	the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 104(1) of the OBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation; and

(iv)	the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;
(d)	immediately upon the Amalgamation as set forth in subsection (c), all Denison Common Shares held by IUC Subco shall be cancelled without any repayment of capital in respect thereof;

(e)	immediately upon the Amalgamation as set forth in subsection (c), all Denison Common Shares (other than the Subject Shares) held by Former Denison Shareholders (other than Dissenting Shareholders) shall be exchanged with IUC for IUC Common Shares on the basis of 2.88 IUC Common Shares for each one Denison Common Share, subject to Sections 3.03 and 5.01 hereof, and shall thereafter be cancelled without any repayment of capital in respect thereof;

(f)	immediately upon the Amalgamation as set forth in subsection (c), each Subject Share shall be cancelled and the holders thereof shall receive, for each Subject Share, 2.88 IUC Common Shares;

(g)	immediately upon the Amalgamation as set forth in subsection (c), (i) each Denison Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Denison Common Shares otherwise issuable upon the exercise thereof, the number of IUC Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Denison Common Shares to which such holder was theretofore entitled upon such exercise, subject to necessary adjustments to the option exercise price, and (ii) other than the changes set forth in subsection (a) and subsection (g)(i), such Denison Option shall continue to be governed by and be subject to the terms of the Denison Share Option Plan and applicable agreement thereunder; and

(h)	immediately upon the Amalgamation as set forth in subsection (c), each common share of IUC Subco shall be exchanged for one Common Share.
Section 3.02 Post-Effective Time Procedures
(a)	On or promptly after the Effective Date, IUC shall deliver or arrange to be delivered to the Depositary certificates representing the IUC Common Shares required to be issued to Former Denison Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Denison Shareholders for distribution to such Former Denison Shareholders in accordance with the provisions of Article 6 hereof.

(b)	Subject to the provisions of Article 6 hereof, Former Denison Shareholders shall be entitled to receive delivery of the certificates representing the IUC Common Shares to which they are entitled pursuant to subsection 3.01(e) hereof.

(c)	IUC and its affiliates shall be entitled to receive delivery of the certificates representing the IUC Common Shares to which they are entitled pursuant to subsection 3.01(f) hereof.
Section 3.03 No Fractional IUC Common Shares
                         No fractional IUC Common Shares shall be issued to Former Denison Shareholders. Any fractional number of IUC Common Shares shall be rounded up or down to the nearest whole number.
ARTICLE FOUR
THE CORPORATION
Section 4.01 Name
                         The name of the Corporation shall be “Denison Mines Inc.” or such other name containing the word “Denison” as may be approved by the directors of each of IUC and Denison or such other number company name as may be assigned to the Corporation.
Section 4.02 Registered Office
                         The registered office of the Corporation shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of the Corporation shall be 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

Section 4.03 Authorized Capital
                         The Corporation shall be authorized to issue an unlimited number of common shares (being the Common Shares).
Section 4.04 Share Provisions
                         The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:
(a)	Voting. Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

(b)	Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

(c)	Liquidation. In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.
Section 4.05 Restrictions on Transfer
                         There shall be restrictions upon the right to transfer Common Shares approval of either the board of directors of the Corporation or the shareholders of the Corporation (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.
Section 4.06 Stated Capital
                         At the Effective Time, the stated capital account maintained by the Corporation for the Common Shares shall be an amount equal to the aggregate of the stated capital account maintained by IUC Subco in respect of the common shares of IUC Subco immediately prior to the Effective Time and the stated capital account maintained by Denison in respect of the Denison Common Shares immediately prior to the Effective Time.
Section 4.07 Directors and Officers
(a)	Minimum and Maximum. The directors of the Corporation shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one and a maximum number of ten directors.

(b)	Initial Directors. The number of directors on the board of directors shall initially be set at two. The initial directors of the Corporation immediately following the

Amalgamation shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence
E. Peter Farmer	Toronto, Ontario

Ronald Hochstein	Vancouver, British Columbia
The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.
(c)	Initial Officers. The initial officers of the Corporation shall be as follows:

Name	Title
E. Peter Farmer	Chief Executive Officer

Ronald Hochstein	President

James Anderson	Chief Financial Officer

Sheila Colman	Corporate Secretary

William Shaver	Vice-President
Section 4.08 Business and Powers
                         There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.
Section 4.09 By-Laws
                         The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of IUC Subco.
Section 4.10 Québec Charging Power
                         Without restricting any of the powers and capacities of the Corporation, whether under the OBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation, its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE FIVE
DISSENT PROCEDURES
Section 5.01 Dissent Procedures
          Holders of Denison Common Shares and Denison Options may exercise Dissent Procedures with respect to Denison Common Shares and Denison Options, respectively, in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 185 of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by section 185 of the OBCA must be received by Denison not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Denison Meeting and provided further that holders who exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Denison Common Shares or Denison Options, as the case may be, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by Denison; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Denison Common Shares or Denison Options, as the case may be, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Denison Common Shares or Denison Options, as the case may be, and shall be entitled to receive only the consideration contemplated in subsection 3.01(e) or subsection 3.01(g) hereof, as applicable, which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Denison, IUC Subco, IUC or any other person be required to recognize Dissenting Shareholders as holders of Denison Common Shares after the Effective Time or Dissenting Optionholders as holders of Denison Options after the Effective Time, and the names of such Dissenting Shareholders and Dissenting Optionholders shall be deleted from the registers of holders of Denison Common Shares and Denison Options, respectively, at the Effective Time.
ARTICLE SIX
DELIVERY OF IUC COMMON SHARES
Section 6.01 Delivery of IUC Common Shares
(a)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Denison Common Shares which were exchanged for IUC Common Shares in accordance with Section 3.01(e) or (f) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Denison Common Shares formerly represented by such certificate under the OBCA and the by-laws of Denison and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the IUC Common Shares which such holder is entitled to receive in accordance with Section 3.02 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Denison Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the IUC Common Shares which the holder of such certificate is entitled to receive in accordance with Section 6.01(a) hereof.
Section 6.02 Lost Certificates
          In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Denison Common Shares which were exchanged for IUC Common Shares in accordance with Section 3.01(e) or (f) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the IUC Common Shares which such holder is entitled to receive in accordance with Section 3.02 hereof. When authorizing such delivery of a certificate representing the IUC Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such IUC Common Shares is to be delivered shall, as a condition precedent to the delivery of such IUC Common Shares, give a bond satisfactory to IUC and the Depositary in such amount as IUC and the Depositary may direct, or otherwise indemnify IUC, IUC Subco and the Depositary in a manner satisfactory to IUC and the Depositary, against any claim that may be made against IUC, IUC Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.
Section 6.03 Distributions with Respect to Unsurrendered Certificates
          No dividend or other distribution declared or made after the Effective Time with respect to IUC Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Denison Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.01 or Section 6.02 hereof. Subject to applicable law and to Section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the IUC Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such IUC Common Shares.
Section 6.04 Withholding Rights
          IUC, IUC Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Denison Shareholder such amounts as IUC, IUC Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Denison Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
Section 6.05 Limitation and Proscription
          To the extent that a Former Denison Shareholder shall not have complied with the provisions of Section 6.01 or Section 6.02 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the IUC Common Shares which such Former Denison Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such IUC Common Shares shall be delivered to IUC by the Depositary for cancellation and shall be cancelled by IUC, and the interest of the Former Denison Shareholder in such IUC Common Shares shall be terminated as of such final proscription date.
ARTICLE SEVEN
AMENDMENTS

Section 7.01 Amendments to Plan of Arrangement
(a)	IUC and Denison reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by IUC and Denison, (iii) filed with the Court and, if made following the Denison Meeting, approved by the Court, and (iv) communicated to Denison Optionholders and Former Denison Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Denison at any time prior to the Denison Meeting provided that IUC shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Denison Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Denison Meeting shall be effective only if (i) it is consented to in writing by each of IUC and Denison, and (ii) if required by the Court, it is consented to by holders of the Denison Common Shares and Denison Options voting in the manner directed by the Court.

B- 1

SCHEDULE B
DESCRIPTION OF DENISON SUBSIDIARIES
As of the date of the Arrangement Agreement to which this Schedule B is attached, the following are the Denison Subsidiaries.
Denison Subsidiaries

Company	Jurisdiction	Percentage Ownership(%)
Dengold Corporation	Delaware	100%
DML Broadcasting Limited	Ontario	100%
Stanatomic Uranium Mines Limited	Ontario	69.52%

SCHEDULE C
DESCRIPTION OF IUC SUBSIDIARIES AND IUC MATERIAL SUBSIDIARIES
As of the date of the Arrangement Agreement to which this Schedule C is attached, the following are the IUC Subsidiaries and the IUC Material Subsidiaries:
IUC Subsidiaries

Company	Jurisdiction	Percentage Ownership(%)
International Uranium Alberta Corporation	Federal	100%
International Uranium (Sask) Corporation	Ontario	100%
IUC Reno Creek LLC	Colorado	100%
IUC Rim Mine LLC	Colorado	100%
Rio Frio Holdings Inc.	Federal	100%
El Capitan Holdings Inc.	Federal	100%
Mongolia Resources Inc.	Ontario	100%
Concours Resources Inc.	Ontario	100%
Together with the IUC Material Subsidiaries
IUC Material Subsidiaries

Company	Jurisdiction	Percentage Ownership(%)
International Uranium Holdings Corporation	Delaware	100%
International Uranium (USA) Corporation	Delaware	100%
International Uranium Recovery Corporation	Delaware	100%
IUC White Mesa LLC	Colorado	100%
IUC Sunday Mine LLC	Colorado	100%
IUC Colorado Plateau LLC	Colorado	100%
IUC Henry Mountains LLC	Colorado	100%
IUC Arizona Strip LLC	Colorado	100%
IUC Recovery LLC	Colorado	100%
IUC Properties LLC	Colorado	100%
International Uranium (Bermuda) I Ltd.	Bermuda	100%
International Uranium Company (Mongolia) Ltd.	Bermuda	100%
International Uranium Mongolia, XXK	Mongolia	100%
Gurvan Salhan XXK	Mongolia	100%

SCHEDULE F – PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
     NOTE: The following compilation report is provided solely to comply with the applicable requirements of Canadian securities laws. The Canadian auditing standards specify the procedures that should be performed which are outlined in the report. These procedures would not be sufficient to allow for an expression of opinion under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). The procedures that would be performed to allow for an expression of an opinion under the standards of the PCAOB would be more extensive and greater in scope than those required by the Canadian auditing standards. Accordingly, no opinion is expressed on the pro forma information under the standards of the PCAOB.
COMPILATION REPORT ON PRO FORMA COMBINED FINANCIAL STATEMENTS
To the Directors of International Uranium Corporation
We have read the accompanying unaudited pro forma combined balance sheet of International Uranium Corporation (the “Company” or “IUC”) as at June 30, 2006 and the unaudited pro forma combined statements of earnings for the nine months then ended and for the year ended September 30, 2005, and have performed the following procedures.
1.	Compared the figures in the columns captioned “IUC” to the unaudited consolidated financial statements of the Company as at June 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of the Company for the year ended September 30, 2005 respectively, and found them to be in agreement.
2.	Compared the figures in the columns captioned “Denison CAD$” to the unaudited consolidated financial statements of Denison Mines Inc (“Denison”) as at June 30, 2006, and found them to be in agreement. Recalculated the figures in the columns captioned “Denison CAD$” for the nine months ended June 30, 2006 as the sum of the audited consolidated financial statements of Denison for the year ended December 31, 2005, less the nine months ended September 30, 2005, plus the six months ended June 30, 2006, both taken from the unaudited financial statements of Denison for the respective periods, and found them to be in agreement. Recalculated the figures in the columns captioned “Denison CAD$” for the year ended September 30, 2005 as the sum of the audited consolidated financial statements of Denison for the year ended December 31, 2004, less the nine months ended September 30, 2004, plus the nine months ended September 30, 2005, both taken from the unaudited financial statements of Denison for the respective periods, and found them to be in agreement.
3.	Recalculated the translation of the figures in the columns captioned “Denison CAD$” as at June 30, 2006 and for the nine months then ended, and for the year ended September 30, 2005, and found the amounts in the columns captioned “Denison US$” to be arithmetically correct.
4.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma combined financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
     The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma combined financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5.	Read the notes to the pro forma combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “IUC” and “Denison US$” as at June 30, 2006 and for the nine months then ended, and for the year ended September 30, 2005, and found the amounts in the columns captioned “Pro Forma IUC” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, British Columbia
October 18, 2006

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Pro Forma Combined Balance Sheet
As at June 30, 2006
(Unaudited, in thousands of dollars)

						Pro
						Forma	Pro
						Adjust	Forma
	IUC	Denison		Note		-ments	IUC
	(US$)	(CAD$)	(US$)	3		(US$)	(US$)
	A		B			C	A+B+C

ASSETS
Current
Cash and cash equivalents	$32,808	$86,815	$77,777			$—	$110,585
Trade and other receivables	2,218	6,418	5,749			—	7,967
Inventories	6,608	16,425	14,716	(b	)	16	21,340
Prepaid expenses and other	182	400	359			—	541

	41,816	110,058	98,601			16	140,433

Long-term investments	8,035	3,773	3,380	(b	)	655	12,070
Plant and equipment	4,528	71,738	64,270	(b	)	38,309	107,107
Mineral properties	22,390	33,957	30,422	(b	)	334,283	387,095
Intangible assets	578	—	—	(b	)	16,643	17,221
Restricted investments	13,246	2,116	1,895			—	15,141

	$90,593	$221,642	$198,568			$389,906	$679,067

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,086	$9,197	$8,240	(a	)	$3,584	$17,418
				(b	)	3,508
Deferred revenue	3,878	—	—			—	3,878
Current portion of long-term liabilities	27	1,120	1,003			—	1,030

	5,991	10,317	9,243			7,092	22,326

Notes payable, net of current portion	22	—	—			—	22
Provision for post-employment benefits	—	8,480	7,597	(b	)	(3,765)	3,832
Reclamation obligations	13,915	4,970	4,453			—	18,368
Future income tax liability	5,496	61	55	(b	)	92,276	97,827
Other long-term liability	100	—	—			—	100

	25,524	23,828	21,348			95,603	142,475

SHAREHOLDERS’ EQUITY

Share capital	94,419	181,215	162,350	(b	)	(162,350)	545,508
				(a	)	451,089
Warrants	—	12,398	11,107	(b	)	(11,107)	—
Contributed surplus	2,065	2,155	1,930	(b	)	(1,930)	22,499
				(a	)	11,537
				(a	)	8,897
Retained earnings (deficit)	(31,415)	2,046	1,833	(b	)	(1,833)	(31,415)

	65,069	197,814	177,220			294,303	536,592

	$90,593	$221,642	$198,568			$389,906	$679,067

See accompanying notes to the pro forma combined financial statements

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Pro Forma Combined Statement of Operations
For the Nine Months Ended June 30, 2006
(Unaudited, in thousands of dollars except for per share amounts)

						Pro
						Forma	Pro
						Adjust	Forma
	IUC	Denison		Note		-ments	IUC
	(US$)	(CAD$)	(US$)	3		(US$)	(US$)
	A		B			C	A+B+C

REVENUES

Revenues	$1,399	$29,836	$25,955			$—	$27,354

EXPENSES

Process milling expenditures	2,398	20,106	17,491	(c	)	2,862	22,816
				(d	)	65
Royalties and provincial capital tax	—	1,837	1,598			—	1,598
General and administrative	2,845	4,078	3,548	(d	)	(200)	6,193
General exploration	—	4,088	3,557	(d	)	135	355
				(e	)	(3,337)

	5,243	30,109	26,194			(475)	30,962

Loss from operations	(3,844)	(273)	(239)			475	(3,608)

OTHER INCOME AND EXPENSES

Net interest and other income	1,425	1,632	1,420			—	2,845
Gain on foreign exchange	2,240	—	—			—	2,240
Loss on sale of restricted investments	(17)	—	—			—	(17)
Equity in loss of Fortress Minerals Corp.	(394)	—	—			—	(394)
Dilution gain	2,319	—	—			—	2,319

Earnings before income taxes	1,729	1,359	1,181			475	3,385

Income tax recovery (expense):
Current	—	(58)	(50)			—	(50)
Future	—	(696)	(605)	(c	)(e)	(147)	(752)

Net income for the period	$1,729	$605	$526			$328	$2,583

Earnings per share:
Basic	$0.02	$0.02	$0.02				$0.01
Diluted	0.02	0.02	0.02				0.01

Weighted-average number of shares outstanding, in thousands:
Basic	87,940	28,032	28,032				175,659
Diluted	90,271	28,413	28,413				177,990

See accompanying notes to the pro forma combined financial statements

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Pro Forma Combined Statement of Operations
For the Year Ended September 30, 2005
(Unaudited, in thousands of dollars except for per share amounts)

						Pro
						Forma	Pro
						Adjust	Forma
	IUC	Denison		Note		-ments	IUC
	(US$)	(CAD$)	(US$)	3		(US$)	(US$)
	A		B			C	A+B+C

REVENUES

Revenues	$131	$33,839	$27,670			$—	$27,801

EXPENSES

Process milling expenditures	1,439	24,737	20,228	(c	)	4,148	25,888
				(d	)	73
Mill stand-by expenditures	1,038	—	—			—	1,038
Royalties and provincial capital tax	—	2,089	1,707			—	1,707
General and administrative	4,602	4,814	3,937	(d	)	(179)	8,360
General exploration	98	2,292	1,874	(d	)	105	249
				(e	)	(1,828)
Write-down of mineral property	1,870	—	—			—	1,870

	9,047	33,932	27,746			2,319	39,112

Loss from operations	(8,916)	(93)	(76)			(2,319)	(11,311)

OTHER INCOME AND EXPENSES

Net interest and other income (expense)	699	(875)	(717)				(18)
Gain on sale of short-term investments	2,939	—	—			—	2,939
Gain on foreign exchange	560	—	—			—	560
Gain on sale of land and equipment	100	—	—			—	100
Loss on sale of restricted investments	(63)	—	—			—	(63)
Equity in loss of Fortress Minerals Corp.	(679)	—	—			—	(679)
Dilution gain	2,098	—	—			—	2,098
Minority interest	917	—	—			—	917

Earnings (loss) before income taxes	(2,345)	(968)	(793)			(2,319)	(5,457)

Income tax recovery (expense):
Current	—	(132)	(108)			—	(108)
Future	(27)	4,872	3,984	(c	)(e)	719	4,676

Net income (loss) for the year	$(2,372)	$3,772	$3,083			$(1,600)	$(889)

Earnings (loss) per share:
Basic	$(0.03)	0.15	0.12				$(0.01)
Diluted	(0.03)	0.15	0.12				(0.01)

Weighted-average number of shares outstanding, in thousands:
Basic	80,575	24,787	24,787				168,294
Diluted	80,575	25,540	25,540				168,294

See accompanying notes to the pro forma combined financial statements

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Notes to Pro Forma Combined Financial Statements
(Unaudited, in thousands of U.S. dollars except for per share amounts, unless otherwise noted)
1.	Basis of Presentation

These unaudited pro forma combined financial statements have been compiled for the purpose of inclusion in the information circulars of International Uranium Corporation (“IUC”) dated October 18, 2006 and of Denison Mines Inc. (“Denison” or “DEN”) dated October 18, 2006. These pro forma financial statements have been prepared by management of IUC in accordance with generally accepted accounting principles in Canada (“GAAP”) and give effect to a proposed plan of arrangement under which all of the issued and outstanding shares of Denison are acquired by IUC as described in Note 2 (the “Arrangement”). These pro forma financial statements include:
a)	a pro forma combined balance sheet as at June 30, 2006 prepared from information derived from IUC’s unaudited consolidated balance sheet at June 30, 2006 and Denison’s unaudited consolidated balance sheet at June 30, 2006, converted to U.S. dollars at the June 30, 2006 Canadian/U.S. dollar exchange rate of 1.1162, as if the Arrangement was completed on June 30, 2006 and giving effect to the assumptions as described in Note 3; and

b)	pro forma combined statements of operations for the nine months ended June 30, 2006 and for the year ended September 30, 2005 prepared from information derived from:
i)	IUC’s unaudited consolidated statement of operations for the nine months ended June 30, 2006 and audited consolidated statement of operations for the year ended September 30, 2005; and

ii)	Denison’s unaudited consolidated statement of operations for the nine months ended June 30, 2006 and for the twelve months ended September 30, 2005 prepared as described in Note 5;
as if the Arrangement was completed on October 1, 2004 and giving effect to the assumptions as described in Note 3.
These pro forma financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement actually occurred on June 30, 2006 or the results of operations that would have resulted had the Arrangement actually occurred on October 1, 2004. Further, these pro forma financial statements are not necessarily indicative of the future financial position or results of operations of IUC as a result of the Arrangement and should be read in conjunction with the following interim and year-end consolidated financial statements prepared in accordance with GAAP:
a)	IUC’s unaudited interim consolidated financial statements for the nine months ended June 30, 2006 and the audited consolidated financial statements for the year ended September 30, 2005, all incorporated by reference in IUC’s information circular dated October 18, 2006; and

b)	Denison’s unaudited interim consolidated financial statements for the six months ended June 30, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, all incorporated by reference in Denison’s information circular dated October 18, 2006.
2.	Plan of Arrangement

Pursuant to an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006, IUC and Denison propose to effect a business combination by way of a plan of arrangement, subject to approval by the security holders of IUC and Denison, applicable regulatory authorities and the Superior Court of Justice of Ontario. IUC proposes to acquire all of the issued and outstanding shares of Denison in exchange for IUC shares at a ratio of 2.88 common shares of IUC for each common share of Denison. Upon completion, the pre-combination shareholders of IUC and Denison will own approximately 50.2% and 49.8%, respectively, of the combined company excluding the exercise of outstanding stock options and warrants. It is proposed that the combined company will change its name to Denison Mines Ltd. immediately following the Arrangement.

This business combination would be accounted for under the purchase method of accounting with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined company, the proposed premium paid by IUC to acquire Denison and the proposed composition of the board of directors and the executive management team.

3.	Pro Forma Adjustments and Assumptions

The following pro forma adjustments, and assumptions including the determination of IUC as the acquirer for accounting purposes as described in Note 2 and the allocation of the purchase price to the assets and liabilities acquired, are preliminary and subject to change. Additionally, detailed restructuring plans for combining the operations of IUC and Denison upon completion of the Arrangement have yet to be developed. Any cost savings realized or any additional liabilities incurred as a result of such restructuring have not been reflected in these pro forma financial statements.

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Notes to Pro Forma Combined Financial Statements
(Unaudited, in thousands of U.S. dollars except for per share amounts, unless otherwise noted)
3.	Pro Forma Adjustments and Assumptions (continued)
a)	Purchase of Denison Common Shares

The total preliminary purchase price of $475,107 for the Arrangement was determined as follows:

Denison common shares outstanding, in thousands	30,458
Exchange ratio	2.88

IUC common shares proposed to be issued, in thousands	87,719
Market price per share of IUC common shares, in CAD$	$5.74

Fair value of IUC common shares, in thousands of CAD$	$503,505
Canadian/U.S. dollar exchange rate	1.1162

Preliminary fair value of IUC common shares proposed to be issued	$451,089
Fair value of IUC stock options to replace Denison stock options	11,537
Fair value of IUC warrants to replace Denison warrants	8,897
Estimated transaction fees and expenses	3,584

Preliminary purchase price	$475,107

The market price per share of the IUC common shares represents the weighted-average closing price of the two days before, the day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of the IUC stock options to replace those of Denison assumes no exercise and was determined using the Black-Scholes option pricing model. The calculation of the fair value of the IUC warrants to replace those of Denison assumes no exercise and was based on closing trading prices. Each Denison stock option and warrant will provide the holder the right to acquire a common share of IUC when presented for exercise adjusted by the exchange ratio above.

b)	Preliminary Purchase Price Allocation

The following table allocates the preliminary purchase price based on management’s estimate of the fair values after giving effect to (a) above:

	Denison		Denison
	Book	Fair	Fair
	Value at	Value	Value at
	June 30,	Adjust-	June 30,
	2006	ments	2006

Current assets	$98,601	$16	$98,617
Long-term investments	3,380	655	4,035
Plant and equipment	64,270	38,309	102,579
Mineral properties	30,422	334,283	364,705
Intangible assets	—	16,643	16,643
Restricted investments	1,895	—	1,895

Total assets	198,568	389,906	588,474

Current liabilities	9,243	3,508	12,751
Provision for post-employment benefits	7,597	(3,765)	3,832
Reclamation obligations	4,453	—	4,453
Future income tax liability	55	92,276	92,331

Total liabilities	21,348	92,019	113,367

Net assets purchased	$177,220	$297,887	$475,107

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Notes to Pro Forma Combined Financial Statements
(Unaudited, in thousands of U.S. dollars except for per share amounts, unless otherwise noted)
3.	Pro Forma Adjustments and Assumptions (continued)
The Arrangement is accounted for using the purchase method whereby Denison’s assets and liabilities are measured at their individual fair values on the date of the Arrangement. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.

In arriving at the fair values of the assets and liabilities acquired, management has made assumptions, estimates and assessments which are based on publicly available information at the time these pro forma financial statements were prepared. The actual fair values of the assets and liabilities will be determined as of the closing date of the Arrangement and may differ materially from the amounts disclosed in the Preliminary Purchase Price Allocation set out in the table above as more information becomes available for assessment. Once the allocation of the excess purchase price, along with the related potential tax effect, to the individual fair values of each asset and liability has been made, any remaining unallocated purchase price will be allocated to goodwill and be subject to an annual impairment test at a future date as determined by management.

The book value of Denison’s shareholders’ equity accounts has been eliminated.

c)	Impact of Fair Value Adjustments

Process milling expenditures and other operating expenses increased by $2,862 for the nine months ended June 30, 2006 and by $4,148 for the year ended September 30, 2005 due to amortization of the fair value increments allocated to plant and equipment and management service contracts, as well as the discontinuance of the amortization of the transitional surplus and experience gains associated with Denison’s post retirement plan liabilities. To reflect these adjustments on an after-tax basis, future income tax recoveries of $887 for the nine months ended June 30, 2006 and $1,286 for the year ended September 30, 2005 have been estimated based on a statutory income tax rate of 31%.

d)	Stock-Based Compensation

General and administrative expense decreased by $200 for the nine months ended June 30, 2006 and by $179 for the year ended September 30, 2005 to conform with IUC’s accounting policy of capitalizing mineral property expenditures related to exploration activities.

e)	Exploration Expenditures

General exploration expense decreased by $3,337 for the nine months ended June 30, 2006 and by $1,828 for the year ended September 30, 2005 to conform with IUC’s accounting policy of capitalizing mineral property expenditures related to exploration activities. To reflect these adjustments on an after-tax basis, future income tax charges of $1,034 for the nine months ended June 30, 2006 and $567 for the year ended September 30, 2005 have been estimated based on a statutory income tax rate of 31%.
The accounting policies used in the preparation of these pro forma financial statements are those as set out in IUC’s audited consolidated financial statements for the year ended September 30, 2005. Although a review was undertaken to identify the accounting policy differences between IUC and Denison where the impact was potentially material and could be reasonably estimated, further accounting policy differences may be identified leading up to and subsequent to the closing of the Arrangement.

4.	Share Capital

After giving effect to the pro forma adjustments and assumptions as described in Note 3, the issued and outstanding share capital of IUC will be as follows:

	Number of
	Common Shares,
	in Thousands	Amount

Balance at June 30, 2006	88,472	$94,419

Proposed acquisition of Denison by the issuance of IUC common shares (Note 3(a))	87,719	451,089

Pro forma balance, June 30, 2006	176,191	$545,508

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Notes to Pro Forma Combined Financial Statements
(Unaudited, in thousands of U.S. dollars except for per share amounts, unless otherwise noted)
5.	Consolidated Statements of Operations of Denison

The unaudited consolidated statement of operations of Denison for the nine months ended June 30, 2006 was prepared by adjusting the unaudited consolidated statement of operations of Denison for the six months ended June 30, 2006 by the following:
a)	adding the unaudited consolidated statement of operations of Denison for the three months ended December 31, 2005, derived by subtracting the unaudited consolidated statement of operations for the nine months ended September 30, 2005 from the audited consolidated statement of operations for the year ended December 31, 2005; and

b)	translating the results to U.S. dollars based on the average Canadian/U.S. dollar exchange rate for the nine months ended June 30, 2006 of 1.1495.
The adjustments as outlined above are summarized in the following table:

	Six		Nine	Nine	Nine
	Months	Year	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	June 30,	Dec. 31,	Sept. 30,	June 30,	June 30,
	2006	2005	2005	2006	2006
	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(US$)
	A	B	C	A+B-C

REVENUES	$16,857	$36,992	$24,013	$29,836	$25,955

EXPENSES
Operating expense	10,827	25,604	16,325	20,106	17,491
Royalties and provincial capital tax	982	2,291	1,436	1,837	1,598
General exploration	2,803	3,353	2,068	4,088	3,557
General corporate expense	2,175	3,705	2,690	3,190	2,775
Stock-based compensation	617	1,204	933	888	773
Interest expense	37	237	182	92	80
Other expense (income)	(1,512)	89	301	(1,724)	(1,500)

	15,929	36,483	23,935	28,477	24,774

Earnings before income taxes	928	509	78	1,359	1,181
Income tax recovery (expense):
Current	(22)	(158)	(122)	(58)	(50)
Future	(361)	(84)	251	(696)	(605)

Net income for the period	$545	$267	$207	$605	$526

The unaudited consolidated statement of operations of Denison for the twelve months ended September 30, 2005 was prepared by adjusting the unaudited consolidated statement of operations of Denison for the nine months ended September 30, 2005 by the following:
a)	adding the unaudited consolidated statement of operations of Denison for the three months ended December 31, 2004, derived by subtracting the unaudited consolidated statement of operations for the nine months ended September 30, 2004 from the audited consolidated statement of operations for the year ended December 31, 2004; and

b)	translating the results to U.S. dollars based on the average Canadian/U.S. dollar exchange rate for the year ended September 30, 2005 of 1.2229.

INTERNATIONAL URANIUM CORPORATION
(To be renamed “Denison Mines Ltd.”)
Notes to Pro Forma Combined Financial Statements
(Unaudited, in thousands of U.S. dollars except for per share amounts, unless otherwise noted)
5.	Consolidated Statements of Operations of Denison (continued)

The adjustments as outlined above are summarized in the following table:

	Nine		Nine	Twelve	Twelve
	Months	Year	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	Sept. 30,	Dec. 31,	Sept. 30,	Sept. 30,	Sept. 30,
	2005	2004	2004	2005	2005
	(CAD$)	(CAD$)	(CAD$)	(CAD$)	(US$)
	A	B	C	A+B-C

REVENUES	$24,013	$37,124	$27,298	$33,839	$27,670

EXPENSES
Operating expense	16,325	30,221	21,809	24,737	20,228
Royalties and provincial capital tax	1,436	2,453	1,800	2,089	1,707
General exploration	2,068	368	144	2,292	1,874
General corporate expense	2,690	3,371	2,421	3,640	2,978
Stock-based compensation	933	1,152	911	1,174	959
Interest expense	182	1,777	1,545	414	338
Other expense (income)	301	(32)	(192)	461	379

	23,935	39,310	28,438	34,807	28,463

Earnings (loss) before income taxes	78	(2,186)	(1,140)	(968)	(793)
Income tax recovery (expense):
Current	(122)	(125)	(115)	(132)	(108)
Future	251	4,304	(317)	4,872	3,984

Net income (loss) for the period	$207	$1,993	$(1,572)	$3,772	$3,083

6.	Pro Forma Earnings Per Share

The calculation of pro forma earnings per share in the pro forma combined statement of operations for the nine months ended June 30, 2006 and for the year ended September 30, 2005 is based on the weighted-average number of common shares outstanding of IUC for the nine months ended June 30, 2006 and the year ended September 30, 2005, plus the additional 87,719,000 common shares of IUC that would have been outstanding for those periods as if the Arrangement was completed on October 1, 2004.

SCHEDULE G — ADDITIONAL DISCLOSURE REGARDING INTERNATIONAL URANIUM CORPORATION
The following additional disclosure provides material information not otherwise included in the Circular to which this Schedule is attached.
IUC recently filed on SEDAR an independent technical report (the “Henry Mountains Technical Report”) prepared by Scott Wilson Roscoe Postle Associates Inc. (“RPA”) to the standards of National Instrument 43-101 (“NI 43-101”) with respect to its Henry Mountains Complex which consists of the Bullfrog Property and the Tony M Property.
Reference should be made to the Henry Mountains Technical Report for all of the qualifications, exclusions and assumptions relied upon by the authors in preparing the Henry Mountains Technical Report, a full copy of which can be found as www.sedar.com.
Property Description and Location
The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 miles to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the village of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog Property located to the north, hosting the Indian Bench, Copper Bench, and Southwest uranium deposits, and the Tony M Property located to the south, hosting the Tony M deposit and mine.
The Henry Mountains Complex is comprised of 193 unpatented Federal lode mining claims totalling approximately 3,560 acres (the “Federal Claims”) and one 640-acre Utah State Mineral Lease (the “Utah State Mineral Lease”). The surface rights are owned by the federal government and administered by the U.S. Bureau of Land Management, with the exception of the Utah State Mineral Lease which has associated state surface rights.
All of the Henry Mountains Complex properties are reported by IUC to be in good standing. IUC anticipates that holding costs for the Henry Mountains Complex properties for 2006 will be US$191,181. All unpatented mining claims are subject to an annual mining claim maintenance fee of US$125/claim.
Of the 193 total claims, the 176 which comprise the Bullfrog Property have no associated royalties. The remaining 17 claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The Utah State Mineral Lease has an annual rental of US$640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price; a uranium royalty of 8% of gross value less certain deductions; and, a vanadium royalty of 4% of gross value less certain deductions.
IUC has also indicated that there are no outstanding environmental liabilities for the Henry Mountain Complex.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Means of Access to the Henry Mountains Complex
Road access to the Henry Mountains Complex is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. A gravel road, maintained by Garfield County and extending west from Highway 276, provides access to the northern end of the property. An unimproved county road passes by the portal of the Tony M mine and extends northerly across the property to the northern road. A network of unimproved, dirt exploration roads provide access over the property except for the areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 miles south of the Henry Mountains Complex.

Local Resources and Infrastructure
The Henry Mountains Complex is located in a relatively remote area of Utah, and the infrastructure is limited. The town site of Ticaboo, Utah, is located approximately five miles south of the property. The next closest community is Hanksville, Utah, a small town of a few hundred people, located about 40 miles north of the Henry Mountains Complex.
During historical operation of the Tony M mine, electricity was generated locally. Skilled labour can be recruited from the region which has a tradition of uranium mining. Materials and supplies are transported to the site by truck about 275 miles from Salt Lake City, and about 190 miles from Grand Junction, Colorado. The distance to IUC’s White Mesa uranium mill near Blanding, Utah, is 117 miles.
Climate and Vegetation
The climate is distinctly arid, with an average annual precipitation of approximately 8 inches, including about 12 inches of snow. Local records indicate the temperature ranges from a minimum of -10°F to a maximum of 110°F. The vegetation consists primarily of small plants including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present.
Topography and Elevation
Relief over the combined Bullfrog-Tony M property is about 2,250 feet. The elevation on the property ranges from 4,550 feet above sea level at the portal of the Tony M mine, near the southern end of the property, to 6,800 feet above sea level over the northern end of the property. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently sloping gravel benches covering the northern one-half of the property.
History
The Bullfrog Property was initially explored by Exxon Minerals Company (“Exxon”), while the Tony M Property was explored and developed by Plateau, a subsidiary of Consumers Power Company of Michigan. U.S. Energy Corporation (“USEC”) subsequently acquired ownership of Plateau.
IUC acquired the Bullfrog Property when it purchased substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear Inc. (collectively, “Energy Fuels”) in 1997. In or around February 2005, IUC acquired the Tony M Property thus bringing it under common ownership with the Bullfrog Property.
Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently. The Bullfrog and Tony M properties are therefore discussed separately, except where correlations and comparisons are made.
Bullfrog Property History
Exxon conducted reconnaissance in the area in 1974 and 1975, and then staked its first “Bullfrog” claims in 1975 and 1976. A first phase drilling program conducted in 1977 resulted in the discovery of what became the “Southwest” uranium deposit. Additional claims were subsequently staked and drilling was continued by Exxon. Several uranium and vanadium zones were discovered in the Southwest and Copper Bench and Indian Bench areas. With the declining uranium markets of the early 1980s, Exxon prepared a prefeasibility report and then discontinued development of the property.
In 1982, Atlas Minerals Corporation (“Atlas”) entered into a definitive agreement to purchase the Bullfrog Property from Exxon. From July 1982 to July 1983, Atlas completed 112 drill holes delineating the Southwest and Copper Bench deposits on approximately 100 foot centers. In August, 1983, Atlas commissioned Pincock, Allen and Holt, Inc., to conduct a bankable feasibility study for the development of the Southwest and Copper Bench deposits (the “PAH Study”). From July 1983 to March 1984, Atlas completed a core drilling program throughout the Bullfrog Property and completed 133 rotary drill holes to delineate the Indian Bench deposit on approximately 200 foot centers.

In 1990, Mine Reserves Associates, Inc. was retained to prepare mineral inventory and mineable reserve estimates for the Indian Bench deposit and incorporate the results into a project-wide reserve base. Milne and Associates was engaged in November 1990 to update the PAH Study and to complete an optimization study on selected mining/milling scenarios (the “Milne Study”). The Milne Study was submitted to Atlas in December 1990.
In 1991 Atlas returned the Bullfrog Property to Exxon. In late 1992, Energy Fuels, acting through its subsidiary Energy Fuels Exploration Company, purchased the Bullfrog Property from Exxon. Energy Fuels conducted a geologic review and internal economic analysis of the Bullfrog Property. In 1997, IUC became the owner of the Bullfrog Property as set forth above.
IUC has performed no exploration activities on the Bullfrog Property.
Tony M Property History
Exploration drilling in the Shootaring Canyon area was initiated by Plateau during 1976 in the vicinity of outcropping uranium mineralization. In February 1977, drilling commenced in what was to become the Tony M mine. Plateau drilled more than 2,000 rotary drill holes totalling about one million feet.
Development of the Tony M mine started in September, 1977. By mid-1984, nearly 20 miles of underground workings were developed in the Tony M mine. During development of the Tony M entryways and crosscuts, a total of 237,441 tons of muck with an average grade of 0.121% U3O8 was extracted and stockpiled. In or around 1985, when work on the mine was suspended, the mine was allowed to flood.
In 1989, Nuclear Fuel Services Inc. (“NFS”) entered into an agreement to acquire the Tony M Property from Plateau. During its ownership, NFS conducted various investigations including delineation drilling and geologic analysis of the property. Drilling by NFS consisted of 30 to 40 rotary holes and was targeted to delineate zones of high grade uranium mineralization. A report was prepared in 1989 by Nuclear Assurance Corporation (the “NAC Report”) which documented a geologic analysis of the uranium and vanadium ore reserves in the Tony M orebody. RPA is of the opinion that the NAC Report’s diluted, chemically adjusted estimate for the Tony M deposit as shown in the following table is a relevant estimate that meets the CIM classification of an Indicated Mineral Resource.

		Grade eU3O8	Contained eU3O8
CATEGORY	Million Tons	(%)	(Million Pounds)
Indicated Resource	1.28	0.21	5.3

Notes: The mineral resource estimate does not comply with the requirements of National Instrument 43-101. In the opinion of Scott Wilson RPA, the Tony M historical mineral resource is the most reasonable and reliable of several historical estimates, and the classification complies with CIM definition standards.

The cut-off grade is 0.15% eU3O8.

The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.
This estimate is based on results of gamma logging of surface drill holes. However, a detailed mine segment by mine segment adjustment of the radiometric equivalent log values of uranium was made based on the statistics of chemical analyses from 1,763 samples. Many of the samples were composites collected from the various mineralized zones of the Tony M deposit. RPA is of the opinion that this most recent historical estimate is the most relevant and reliable.
In or around 1994, USEC entered into an agreement to acquire the Tony M Property from NFS. USEC held the mineral properties until 2003-2004 when the company abandoned them because of continued low uranium market prices. USEC conducted a program to close the Tony M mine and reclaim disturbed surface areas. This included closing the portals and capping the mine vent holes. The buildings and structures were removed and the terrain was reclaimed and recultivated.

In February 2005, the State of Utah offered the Utah State Mineral Lease, for auction. Both the portal of the Tony M mine and the southern part of the Tony M deposit are located on this state section. IUC was the successful bidder, and the State of Utah leased Section 16 to IUC. Subsequently, IUC entered into an agreement to acquire the TIC unpatented mineral claims located between Section 16 and the Bullfrog Property.
Geological Setting
Regional Geology
The Henry Mountains Complex uranium deposits occur within the Salt Wash Member of the Morrison Formation, located within the Colorado Plateau. The Morrison Formation is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 square miles, including parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.
The Salt Wash Member is subdivided into three major facies: (i) conglomeratic sandstone facies, (ii) sandstone and mudstone facies, and (iii) mudstone and lenticular sandstone facies. Uranium-vanadium orebodies have been found in each of the three facies, but the great majority of ore has been mined from the interbedded sandstone and mudstone facies. The Henry Mountain Complex, together with adjoining deposits, constitutes the largest Salt Wash-hosted uranium concentration on the Colorado Plateau.
Local and Property Geology
The Bullfrog Property and Tony M Property are situated in the southeastern flank of the Henry Mountains Basin, a subprovince of the Colorado Plateau physiographic province. Host rocks for the Bullfrog and Tony M deposits are Upper Jurassic sandstones of the Salt Wash Member of the Morrison Formation.
The Bullfrog and Tony M deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. Together the Southwest deposit of the Bullfrog deposit and the Tony M deposits extend for a distance of about three miles along a north-south trend and have a maximum width of about one-half mile. The larger Indian Bench and Copper Bench deposits within the Bullfrog property extend about 3.5 miles along a northwesterly trend.
Mineralization in the Bullfrog Property deposit occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, while mineralization at the Tony M Property occurs over four zones. The Southwest deposit (like most of the adjacent Tony M Property) occurs in the lowermost 35 feet to 40 feet of the Salt Wash Member sandstone. Mineralization forming the Copper Bench and Indian Bench deposits occurs between about 60 feet and 100 feet above the base of the Salt Wash Member.
The depth below the surface to the base of the three deposits ranges from about 475 feet (Southwest deposit) to nearly 1,100 feet in both the Copper Bench and Indian Bench deposits. In contrast the three deposits are located over a relatively narrow range of elevation above sea level. The base elevation of the deposits ranges between about 4,300 feet in the Southwest deposit to about 4,500 feet in the Copper Bench deposit.
Exploration
Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Bullfrog and Tony M Properties.
During development of the Tony M mine, Plateau also conducted an intensive mine geology program to collect detailed information on the occurrence of uranium, including its thickness, grade, and lateral extent. This was done through geological mapping, together with face and rib scanning, as well as gamma probing of short up and down holes extending to about eight feet. Probing was also done using long-hole drilling to test target zones up to about 150 feet from mine openings. The results of this program are recorded on a systematic set of cross sections through the Tony M mine developed at a scale of 10 feet to the inch. RPA did not have access to the detailed information collected underground in the Tony M mine.
IUC carried out no work on the Bullfrog and Tony M Properties, with the exception of a review of available data and critical evaluation, until the end of 2005 when certain activities including underground reconnaissance and permitting were initiated. A Notice of Intent to Conduct Exploration E/017/044 was issued by the Utah Division of Oil, Gas and Mining, Department of Natural Resources on December 2, 2005. In addition, IUC filed a Notice of Intent to Conduct Mineral Exploration with the U.S. Bureau of Land Management, UTU-80017 on March 6, 2006. A Notice of Exploration Activities was sent to the Utah State Institutional and Trust Land Administration, the owner of Section 16 of the Utah State Mineral Lease, on September 7, 2005.
Mineralization
The uranium-vanadium mineralization in the Henry Mountains Complex is similar to ores observed elsewhere in the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member. It also forms coatings on sand grains and organic associated masses. A significant portion of the uranium occurs in a very fine-grained phase whose mineralogy is best defined with the aid of an electron microscope.
Coffinite is the dominant primary uranium mineral in the mineralized horizons, with uraninite occurring in only trace amounts.
Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table, (i.e., the northern portion of the Tony M Property). Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium/vanadium minerals are present.
Drilling
Bullfrog Property
Most of the drilling done on the Southwest, Copper Bench, and Indian Bench deposits was conducted by rotary drilling using a tricone bit with a nominal diameter of 5.1 inches. Additional drilling was done to collect core samples.
The Indian Bench Deposit is delineated by drilling on approximately 200 foot centers, while the Southwest and Copper Bench Deposits were drilled on 100 foot centers. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern.
A total of 2,232 drill holes were completed on the Bullfrog Property. Exxon commenced drilling in 1977 and before it sold the property to Atlas in July 1982, Exxon had drilled 1,782 holes. Between July 1982 and July 1983, Atlas completed 112 drill holes delineating the Southwest and Copper Bench deposits on approximately 100 foot centers. After July 1983 Atlas completed an additional 49 core hole drilling program throughout the Bullfrog Property, as well as a 133 rotary drill hole program to delineate the Indian Bench deposit on approximately 200 foot centers.
The mineralization is approximately horizontal, and all of the drilling was vertical. Deviation surveys were conducted on most drill holes providing an indication of how far the holes have drifted from vertical. The vertical holes provide a reliable estimate of the thickness of the deposits.
Tony M Property
In February 1977, drilling commenced in what was to become the Tony M Property deposit. Plateau drilled more than 2,000 rotary drill holes totalling about 1,000,000 feet. The holes were drilled using rotary tricone technology with a nominal hole diameter of 5.1 inches. The rugged terrain over much of the Tony M Property made drilling access difficult, resulting in an irregular drill pattern. The drilling conducted by Plateau includes 24 core holes completed in the Tony M Property area. The core holes provided samples of the mineralized zone for chemical and amenability testing and to determine geologic and engineering properties of the mineralized zone.
IUC has done no drilling on either the Bullfrog Property or the Tony M Property.

Sampling and Analysis
Bullfrog Property
Downhole gamma logging of surface holes was done on the Bullfrog Property. Standard logging suites included radiometric gamma, resistivity and self-potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes.
Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.
Atlas also prepared composite samples from core recovered by Exxon for the Indian Bench, Copper Bench, and Southwest deposits for metallurgical testing. Testing done included leach amenability studies, settling, and filtration tests. The report does not indicate where the analytical and test work was performed, however, at the date of the report, Atlas had its own laboratories at its Moab, Utah, uranium/vanadium processing plant, and RPA is of the opinion that the analyses were conducted there.
Resource estimates for the Bullfrog Property are based on the eU3O8% gamma log conversion values used to identify the mineralized zone, its thickness, and calculate an average grade. The procedures implemented to identify the minimum grade and cut-off GT product for resource estimation are described below under the heading “Mineral Resource and Mineral Reserves”.
Tony M Property
For the Tony M Property the same suite of logging surveys and procedures as employed at the Bullfrog Property was conducted by Plateau. Deviation surveys were conducted for most of the holes. Assays of samples from core drilling were collected and submitted for analysis. RPA did not have access to the gamma logs for the Tony M Property drill holes.
Resource estimates for the Tony M Property are based on composites of eU3O8% gamma log values adjusted to reflect radiometric disequilibrium in the deposit. The gamma log values were used to identify the mineralized zone and its thickness, and to calculate average grade. The adjustment is based on the analyses of a large number of samples, many of which are composite samples collected underground within the Tony M Property deposit.
Confirmation assays of chemical U3O8% were completed on drill core samples for comparison and calibration with eU3O8% values from gamma logging.
No drilling, logging, or core sampling has been conducted by IUC at either the Bullfrog or Tony M Properties.
Status Of Chemical Equilibrium Of Uranium
Bullfrog Deposit
Exxon conducted analyses of samples from core drilling in the Southwest and Copper Bench deposits and found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8% to log radiornetric equivalent (eU3O8%), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. The Milne Study reported that, while the investigation by Atlas of samples from core from an additional 40 drill holes was incomplete at the time, Atlas had identified no significant disequilibrium problem.
Tony M Deposit
Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M Property deposit. In 1989, Nuclear Assurance Corporation reported that in 1983, Bhatt completed an analysis of results from 1,763 samples, including 1,137 composite samples collected from buggies coming from the Tony M mine. Based on the analysis, Bhatt concluded: 1) the state of disequilibrium varies from location to location within the deposit; 2) with the exception of one small area in the southern part of the deposit, the equilibrium factor is positive; 3) low grade material with less than 0.06% U3O8 is depleted in uranium; and 4) higher grade material containing more than 0.06% U3O8 is enriched in uranium.
Bhatt also concluded that the overall weighted equilibrium factor of chemical to radiometric uranium grade (at a grade x thickness cut-off of 0.28 feet%) for the Tony M Property deposit is about 1.09. The disequilibrium factor for the Tony M Property is similar to the factor of 1.06 determined by Exxon for the Southwest and Copper Bench deposits of the Bullfrog Property.
RPA is of the opinion that based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8% grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Henry Mountains Complex.
DATA VERIFICATION
Based on its review of the grade and thickness of uranium mineralization determined in the original gamma logs and a comparison with the computer generated GT composites, RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable. Furthermore, RPA reviewed the chemical analyses of core from diamond drill holes from the Bullfrog Property. Based on this review, RPA is of the opinion that the gamma logging results for the Bullfrog Property provide a reliable, but conservative, estimate of the uranium content of the Bullfrog Property. The review suggests that the resource estimate may underestimate the uranium content of the Bullfrog Property by up to about 5%.
Security of Samples
Procedures followed by Exxon, Atlas and Plateau, together with their contractors were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.
Mineral Resources and Mineral Reserves
Tony M Property
There are no current estimates of mineral resources or mineral reserves, as such terms are defined under NI 43-101 for the Tony M Property. Historical mineral resources for the Tony M are described in the “Tony M Property History” above.
Bullfrog Property
General Statement
There is no current estimate of mineral reserves for the Bullfrog Property deposit. RPA has audited the 1993 Energy Fuels mineral resource estimate of the Bullfrog Property and accepted it as a current resource estimate, as discussed below.
Resource Estimation Database
The basis for resource estimation on the Bullfrog Property is the gamma logs from 1,801 rotary drill holes located on the properties comprising the Southwest, Copper Bench and Indian Bench deposits. This represents about 80% of the 2,232 total holes drilled on the Bullfrog Property. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. All of the drilling and analyses were conducted by past owners (i.e., prior to IUC’s tenure) of the Bullfrog Property. IUC has logs from all of the historical drilling, as well as the results of chemical and geologic analyses. This information was made available to RPA but none of the original core or samples were available to RPA. See “Drilling” for further detail on the Bullfrog drilling.

Mineral Resource Estimation
The grades of the mineralized zones were calculated on a polygonal block-by-block basis. The pounds of eU3O8 for each polygon were then tabulated along with the area and calculated volume for each block. The total number of tons and pounds of eU3O8 contained in the blocks were summed to provide a total inventory for each of the three deposits. Average grades for each deposit were estimated from the grades of the drill hole intersections used in the resource estimate weighted by tonnage.
The Energy Fuels resource estimate was audited by RPA and accepted as a current mineral resource estimate. RPA performed the following check in the course of its audit:
•	Reviewed a number of drill hole intersection calculations.

•	Reviewed the geological interpretation and correlation of mineralized intervals.

•	Compared elevations of adjacent drill hole intersections and groups of intersections as plotted on plans.

•	Compared both the average grade and the elevations for a number of drill hole intercepts on original gamma logs with intercepts used to estimate resources.

•	Compared a number of chemical analyses of drill core with the equivalent gamma logs for the drill hole.

•	Reviewed the collar coordinates of a number of drill logs and compared them locations on the drill holes on the resource base map.
Cut-Off Grade and Mining Considerations
The selection of a 0.20% eU3O8 cut-off was made by Mr. Thomas Pool, P.E., based on evaluations of current mining and processing costs made by both IUC and other operators in the region. Preliminary estimates for mining and processing costs are in the order of US$150/ton. IUC’s mining costs are based on company experience with underground mining of Salt Wash ores in the company’s Colorado Plateau Uravan Mineral Belt mines of Western Colorado and Eastern Utah. The processing costs are based on IUC’s experience at its operating White Mesa Mill located in Blanding, Utah.
The 0.20% eU3O8 cut-off maximizes the tonnage of higher grade mineralization while maintaining strong positive value at current uranium prices. Based on the extensive review of the drilling of the Bullfrog Property, RPA notes that lowering the cut-off criteria will increase total tonnage by increasing the number of drill hole intercepts meeting the cut-off, while also increasing the apparent continuity of mineralization between adjacent drill holes.
Mineral Resources
RPA has classified the Bullfrog Property mineral resources as Indicated and Inferred as such terms have been defined under NI 43-101.
RPA estimates the indicated resources for the Southwest, Copper Bench, and Indian Bench deposits at the Bullfrog Property to be 1.06 million tons at an average grade of 0.324% U3O8 containing 6.87 million pounds U3O8. In addition, RPA estimates inferred uranium resources of 0.88 million tons at an average grade of 0.345% U3O8 containing 6.05 million pounds of U3O8. RPA used a minimum cut-off grade of 0.20 %eU3O8 and a minimum thickness of 4 feet, for a GT (grade x thickness) of 0.8 feet% that does not include any intervals with less than a 0.5 feet intercept of 0.08% U3O8.

		Grade eU3O8	Contained eU3O8
Category	Million Tons	(%)	(Million Pounds)
Indicated Resource	1.06	0.32	6.87
Inferred Resource	0.88	0.35	6.05

Notes: The Bullfrog mineral resource estimate complies with the requirements of National Instrument 43-101 and the classification complies with CIM definition standards.

The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.
The details of distribution of resources among the Indian Bench, Copper Bench, and Southwest deposits are detailed below.

					Million
				Ave. Grade %	Pounds
			Million	eU3O	eU3O
Deposit	Category	Ave. Thickness (ft)	Tons	8	8
Copper	Indicated	5.2	0.50	0.29	2.93
Bench	Inferred	4.9	0.50	0.32	3.24

Indian	Indicated	5.5	0.22	0.40	1.74
Bench	Inferred	4.7	0.25	0.42	2.09

Southwest	Indicated	5.8	0.34	0.32	2.19
	Inferred	4.6	0.12	0.30	0.71
Additional confirmation drilling and detailed model generation, together with a prefeasibility study comprising detailed economic and engineering studies and development of a mine plan, will be necessary to provide the basis for estimation of a proven and probable mineral reserve.
US Mining Operations
IUC has reached an agreement with an independent mining contractor to conduct contract mining at IUC’s Pandora Mine. The Pandora Mine, located near LaSal, Utah, is a previously developed mine last operated in the late 1980’s. Mining activities are well under way and ore shipments to IUC’s White Mesa Mill in Blanding, Utah will begin in the fourth quarter of 2006. In addition to the re-start of mining operations in existing areas of the mine, the contractor will also conduct additional mine development as needed to further expand into previously un-developed areas.
IUC has also reached an agreement with another independent contractor for drift development work on the Topaz Mine, located in the Big Gypsum Valley in western Colorado. The Topaz development work, which is progressing well, involves approximately 1,300 feet of access drift leading to several areas of undeveloped ore. Prior to commencement of full-scale mining at the Topaz mine a new vent hole and consequent expansion of the disturbed area at the mine will require additional permitting, which IUC expects to complete in early 2007.
This second contractor has also been contracted to begin mining in the West Sunday and St. Jude Mines in Colorado. The West Sunday and St. Jude mines were last mined in 1999 by IUC and are fully developed mines ready for production once utilities and ventilation are re-established, which is nearing completion.

IUC is also in final negotiations with a third contractor for mining and development on the Sunday and GMG mines.
Initial production rates for the first year of production are currently projected at approximately 3.2 million pounds uranium and 4.7 million pounds of vanadium, which are expected to be produced in 2008.
White Mesa Mill
IUC’s White Mesa Mill continues to operate, processing alternate feed materials that are expected to result in the production of over 500,000 pounds of U3O8. Originally, IUC had anticipated producing this uranium during 2006, but due to mechanical issues at the Mill a portion of this production will be pushed to 2007. As of September 30, 2006, the Mill has approximately 47,100 tons of alternate feed materials in stockpile at the Mill. Of these stockpiled materials, approximately 2,413 tons are high-grade materials, containing approximately 283,956 pounds of uranium. As of September 30, 2006 the Mill had produced and currently holds approximately 160,056 pounds of U3O8 from these high-grade materials and has approximately 275,137 pounds in process.
IUC has been working with the State of Utah Department of Environmental Quality (“UDEQ”) for the engineering design review and issuance of a Construction Permit for the re-lining of tailings Cell 4A at the Mill. This review is taking longer than originally expected, but appears to be nearing completion. However, because of the longer than anticipated time taken for UDEQ to complete its review, construction will be pushed off until 2007. This will not impact the Mill’s production plans.
On June 13, 2006, UDEQ, granted IUC an amendment to its radioactive materials license to receive and process up to 32,000 tons of alternate feed material from FMRI Inc’s Muskogee Facility located in Muskogee, Oklahoma. This represents a new source of alternate feed material for the Mill. On July 13, 2006, the Glen Canyon Group of the Utah Chapter of the Sierra Club filed a request for a petition to intervene to attempt to have the FMRI license amendment overturned. The issues that the plaintiffs are raising are very similar to issues raised on several previous license amendment challenges, which were subsequently dismissed by the United States Nuclear Regulatory Commission (“NRC”). IUC will defend this action.
The Mill is working with UDEQ to complete a Background Ground Water Quality Report to establish background levels for groundwater monitoring parameters under its State of Utah groundwater discharge permit. This permit was issued by UDEQ in March 2005, after the State assumed regulatory responsibility from NRC over uranium mills in Utah. Pending determination of background levels, the permit sets drinking water standards as compliance limits for the site, which will be adjusted once background levels for these parameters are established and accepted by the State. Pending adjustment of the compliance limits, groundwater at the Mill will exceed certain of these limits, and the Mill will be technically out of compliance with the provisions of the Permit. On August 24, 2006, IUC received a Notice of Violation (NOV) to that effect. In response to the NOV, IUC and UDEQ have agreed on a timetable for completion of the Background Ground Water Quality Report. While IUC’s independent experts have concluded, based on investigations to date, that all such exceedances of current compliance limits at the Mill site are due to natural background influences and are not the result of Mill activities, there can be no assurance that UDEQ will ultimately agree with all of these conclusions.
Moore Lake
Exercise of Option and Formation of Joint Venture
During 2005, IUC exercised its option to acquire a 75% interest in the Moore Lake Property from JNR, subject to a 2.5% net smelter returns (“NSR”) royalty, by incurring a minimum of Cdn$4 million in exploration expenditures and by purchasing common shares of JNR for Cdn$400,000. IUC and JNR entered into a 75/25 joint venture agreement for this property in early 2006.
Final Results For 2005 Exploration Program
IUC and JNR continue to obtain high-grade results from holes testing the Maverick “Main” zone. ML-100 returned 2% U3O8 over 7.75 metres, including 4.54% U3O8 and 3% nickel over 2.75 metres. ML-88 returned 0.66% U3O8 over 4.8 metres, including 1.58% U3O8 over 1.5 metres. Uranium mineralization in the Maverick Main zone has now been intersected over a minimum strike length of 350 metres.
This mineralized zone is one of three; the other two being the newly discovered “527” and “525” zones, that occur over a 1.7 kilometre length of the minimum 6.5 kilometre long, east-northeast trending Maverick structural corridor. Over 50% of this corridor has yet to be drill tested. The summer program successfully expanded the main lens and demonstrated the potential presence of multiple mineralized zones along this major structural corridor. Multiple mineralized lenses are common to the major uranium deposits of the Athabasca Basin.
Summer 2005 drilling also tested a number of targets in the western end of the Maverick Main zone, where two conductors are apparent, in the areas west and northeast of the Maverick Main zone, and in the Nutana grid, which covers the western and northeastern contact between the Maverick granite and the lower Wollaston Group sediments. A number of these holes returned geochemically anomalous, strongly altered and structurally disrupted sandstone columns and anomalous levels of “pathfinder” elements. The best result was 0.239% U3O8 over 2.0 meters in ML-533 northeast of the Maverick Main zone.
2006 Winter Exploration Program
IUC’s winter program on the Moore Lake project was completed in mid-April, with approximately 14,500 meters drilled on a number of targets. The Moore Lake program followed up on promising mineralization identified near the end of last summer’s program on the 527 and 525 zones, and, in total, tested targets on eleven separate grids located in the central and northern parts of the property. The 527 and 525 zones are located about 450 metres and 1,400 metres, respectively, northeast of the Maverick Main zone. On March 29, 2006 IUC announced that drill hole ML-101 in the 527 zone returned an assay of 1.53% U3O8 over 6.6 metres, including 2.22% U3O8 over 4.0 metres. ML-106, also in the 527 Zone, returned an assay of 0.402% U3O8 over 4.5 metres, including 1.06% U3O8 over 1.5 metres. The results from the 527 zone are encouraging in that ML-101 represents a significant upgrade from the discovery hole. Geologically and geochemically the area is analogous to that of the Maverick Main zone. Of particular similarity is the high metal content (nickel, copper, lead, zinc, cobalt and vanadium) that is associated with the mineralization. The 525 zone was also tested by three holes, two of which intersected on the hanging wall side of the target, while the third intersected low-grade basement mineralization.
A number of drill holes were also tested on the Avalon, West Venice, Venice, Nutana and Raratonga grids, as well as on a number of seismic and/or gravity targets. While none of these holes returned strong uranium mineralization, a number of them did indicate strongly altered graphic pelites and graphitic fault zones, which in a number of cases were enriched in uranium and pathfinder elements.
2006 Summer Exploration Program
The 14,500 metre summer 2006 diamond drilling program has just been completed at Moore Lake. The program focused on the Maverick Main zone and the 527 zone, as well as follow-up on the results obtained during the winter 2006 program on the Avalon and West Venice grids. The results are not yet available.
Park Creek Property
IUC signed a Letter of Intent with Cameco Corporation (“Cameco”) in March 2006 for an option to earn an aggregate 75% interest in Cameco’s Park Creek uranium exploration project. The Letter of Intent contemplates a potential joint venture opportunity whereby Cameco grants IUC an option to acquire up to an aggregate 75% interest in the Park Creek project in two stages by incurring Cdn$2.8 million in exploration expenditures over a period of three years to earn 49%, and then an option to earn an additional 26% by incurring expenditures of Cdn$3.0 million over two years. IUC will be the operator during the earn-in period.
The Park Creek project is located in the eastern Athabasca Basin of northern Saskatchewan, approximately 32 kilometres south of Points North Landing, a centrally-located trucking base and airport facility. The project consists of eight grouped mineral claims totaling 7,798 hectares.

Previous exploration work on the Park Creek Project includes airborne geophysics, ground geophysics, surface boulder sampling, and diamond drilling.
Previous drilling totaling 83 diamond drill holes has confirmed the presence of strong hydrothermal alteration and anomalous uranium geochemistry along the Bird Lake Fault and on the Esker Grid, features indicative of uranium deposits. Cameco identified eight high priority drill-ready targets on the Park Creek project that require testing.
Ten diamond drill holes totaling 2,742 metres were drilled on the Park Creek project during August and September 2006. The program successfully intersected the fault in several locations but did not intersect significant anomalous radioactivity. Geochemical results are pending.
Bell Lake Joint Venture
IUC entered into an agreement with JNR Resources Inc. (“JNR”) in December 2005 to combine a number of claims in the Bell Lake area of northern Saskatchewan into a newly constituted joint venture.
The Bell Lake project is located in the Athabasca Basin some 50 to 75 kilometres northwest of the Rabbit Lake mine. The project consists of nine claims totaling 29,952 hectares and includes all of IUC’s Ward Creek claims and JNR’s Bell Lake and La Rocque Lake claims. The latter two were under option to IUC.
IUC will hold a 60% interest in the project and will be the operator. JNR will hold a 40% interest in the new project and will retain a 2% NSR royalty on the Bell Lake and La Rocque Lake claims. The Ward Creek claims are also subject to a 2% NSR, payable to a third party.
A Cdn$250,000 winter exploration program was undertaken in early 2006 which focused on defining newly identified electromagnetic (EM) conductors identified by recent airborne surveys, as well as on inadequately tested historical conductors. Details of a follow-up program will be finalized once the results of this ground work have been interpreted.
Sims Lake Property
IUC signed an Option Agreement with Consolidated Abaddon Resources Inc. (“Consolidated Abaddon”) in June 2006 pursuant to which IUC has the option to acquire up to a 75% interest in Consolidated Abaddon’s Sims Lake property. The Sims Lake mineral claims total 4,390 hectares located northwest of Churchill Falls in Western Labrador, Canada.
IUC has the Initial Option to acquire a 51% interest in the uranium rights to the Sims Lake property over a period of two years. As consideration for the grant of the Initial Option, IUC has paid Consolidated Abaddon the sum of Cdn$20,000 and must incur exploration expenditures in the amount of Cdn$225,000 on or before January 2007, and pay the sum of Cdn$20,000 and incur exploration expenditures in the amount of Cdn$225,000 on or before January 2008. Provided IUC has exercised the Initial Option, IUC will be entitled to acquire an additional 24% interest in the Sims Lake property to bring its total interest in the property to 75%. As consideration for the grant of the Second Option, IUC must incur exploration expenditures on the Property of Cdn$1 million on or before January 1, 2010.
Consolidated Abaddon will maintain a 2.0% NSR royalty over the Property. IUC has the right to purchase 0.5% of this royalty for the sum of Cdn$500,000 up to a maximum of 1% of the royalty, exercisable any time prior to, or within 30 days of IUC formally approving commercial development of the property.
An airborne radiometric and electromagnetic survey carried out in July 2005 identified conductors that are interpreted to occur in Knob Lake Group rocks underlying the Sims Group. In October 2005, Consolidated Abaddon completed a ground evaluation of uranium targets consisting of a detailed scintillometer survey, a VLF survey, and detailed prospecting and mapping.
An initial drilling program consisting of five holes covering two main target areas was completed in the summer 2006 season to test these conductors. Results of this drilling are pending. IUC also completed a 28 kilometre grid and conducted magnetometer, VLF-EM, and Max Min (Horizontal Loop- EM) surveys on the Sims Lake grid, and a reconnaissance boulder survey to further identify prospective portions of the unconformity for further drilling.
Huard-Kirsch Property
IUC acquired an option from Consolidated Abaddon Resources Inc. in October 2005 to earn a 51% interest in the Huard-Kirsch Lakes Property. The Huard-Kirsch Lakes Property is located in the eastern part of the Athabasca Basin, approximately 20 km northwest of Cameco Corporation’s McArthur River uranium mine. IUC paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest. IUC is the operator of the project.
In 2006, IUC established a 65 line-kilometre cut grid on the property as a follow up to an airborne MegaTem survey that was completed by Consolidated Abaddon in 2005. IUC has now completed a seven kilometre time domain moving loop (TEM) survey and a 21 kilometre Titan 24 magnetotelluric (MT) survey to enhance the airborne geophysical data. IUC is currently interpreting the results of these surveys to develop a follow-up program.
IUC also conducted a boulder geochemistry survey over the entire project area in June – July 2006. In addition, because the 2005/2006 winter’s ground surveys were unable to cover the entire grid, a second 268 line-kilometre MegaTem survey was conducted. Results are currently being interpreted
Other Canadian Properties
IUC completed two drill holes totaling 652 metres at its Brown Lake project in November and December 2005. The holes intersected highly altered sandstone but no significant mineralization. IUC drilled a total of 1,385 metres in three holes at its Crawford Lake project during January and February 2006. The holes intersected faulting associated with highly altered friable sandstone but intersected no significant anomalous radioactivity. IUC has an option to earn a 75% interest in these two Phelps Dodge properties.
IUC completed a 2,010 metre drilling program in ten holes on its wholly owned Key Lake South project during February and March 2006. Although the program successfully intersected a graphitic conductor and associated faulting, other than a narrow interval of radioactive pegmatite, no significant anomalous radioactivity was located.
Fixed wing and helicopter electromagnetic and magnetometer surveys were carried out on portions of all of IUC’s Saskatchewan projects during 2006. A number of previously undetected geophysical anomalies were located and will be followed up in subsequent programs. In addition, during the period June to September 2006, a regional geochemical survey was carried out, under which composite Athabasca Basin boulder samples sere collected on lines spaced approximately one kilometer apart. Although statistical analysis of the data has not yet been carried out, a number of anomalies are evident in the preliminary results.
Mongolia
IUC has completed, through its various Mongolian affiliates and ventures, the field work portion of the 2006 uranium exploration program. The 2006 program entailed approximately 70,000 meters of reconnaissance drilling in several new targets areas. The drilling was directed toward testing and evaluating areas that have been previously investigated and which exhibit favorable geologic conditions for sediment-hosted uranium mineralization.
On licenses held by the Gurvan Saihan Joint Venture, drilling was conducted in six areas. On licenses held by the Erdene Gold Inc.–IUC Joint Venture, drilling was conducted in four areas which have not been previously drilled. On exploration licenses held solely by IUC, drilling was conducted in four license areas as well. In all cases, the 2006 drilling was initial reconnaissance work to determine favorability for further exploration.
The 2006 field campaign was completed in the first week of October, and field crews and equipment are being demobilized. Data are being compiled and analyzed, and no results or conclusions are presently available.

On July 8, 2006, the Mongolian parliament passed an amended Mineral Law. The amended Mineral Law contains a number of issues, such as the right of the government to acquire up to 34% (up to 50% in the case of deposits located with State funds) of any deposit “influential to national security, national and regional economic and social development”, increases in license and mining fees, establishment of work commitments and an increase in the royalty rate for minerals from 2.5% to 5.0%. Although the Mineral Law amendments are of concern, the Mongolian parliament also passed an amended tax law which reduced the Value Added Tax from 15% to 10% and the corporate income tax rate from 30% to 25% and which instituted other tax incentives. IUC is continuing to evaluate the impact of the amended Mineral Law on its 100% owned and Erdene Gold Inc. joint venture properties. The Gurvan Saihan Joint Venture has a Mineral Agreement which IUC believes supersedes these amendments to the Mineral Law.
Fortress Activities
Fortress is a Canadian corporation whose shares are listed on the TSX Venture Exchange (ticker symbol: FST) with offices in Vancouver, Canada, Ulaanbaatar, Mongolia and Khabarovsk, Russia. As a publicly listed company, Fortress’ public disclosure documentation can be found on www.sedar.com. The following is a summary of the material Fortress activities since the date of IUC’s Form 20-F for the period ended September 30, 2005.
IUC’s Interest in Fortress
In January, 2006, IUC subscribed for 500,000 common shares of Fortress, on a private placement basis, at the price of Cdn$1.25 per share.
In September, 2006, IUC subscribed for 1 million common shares of Fortress, on a private placement basis, at the price of Cdn$900,000.
As of the date hereof, IUC held 30,598,750 Fortress shares, representing 41.6% of the issued and outstanding Fortress shares.
Svetloye Project
To date Fortress has drilled over 3,900 meters in 30 holes in the Elena and Tamara targets. Results from five holes drilled in 2006 have been released and results from the other 25 holes will be released as Fortress receives them. IUC is quite encouraged by the results to date including Hole 34 which returned 50.8 metres grading 1.40 grams per tonne (gpt) gold, including four metres grading 5.95 gpt gold and Hole 29 which returned 31.5 metres grading 2.64 gpt gold, including 15 metres at 4.06 gpt gold. The results to date are consistent with the previous drilling completed by Phelps Dodge Exploration Corporation (“Phelps Dodge”) indicating a tabular shaped deposit which is open to the north east and west. Fortress is currently preparing for the 2006/2007 winter program with the purchase of fuel and additional equipment for the construction of the winter road. In addition to the drill program currently underway, Fortress carried out soil sampling of highly prospective extensions off the known target areas and 1:5,000 scale geologic and alteration mapping.
Nicaragua
In Nicaragua, Fortress has begun work on five newly acquired, wholly owned, exploration concessions, which total 109,482 hectares. The concessions were acquired by targeting areas with historic gold production and field reviews completed during the past year. Fortress is working with Global Mine Discovery Partnership (“GMDP”) on the Nicaragua properties. GMDP is responsible for identifying concessions for acquisition and is acting as Fortress’ exploration manager in Nicaragua. GMDP could receive payments totaling $625,000 and share considerations at various stages of development of a project and will receive an NSR royalty of
0.5% if a property is brought into production. Current work includes stream sediment, rock chip and soil geochemical surveys and geological mapping, with the objective of identifying drill targets for future drilling.
Mongolia
In Mongolia, Fortress completed three drill programs in 2006.

Under the terms of Fortress’ agreement with Phelps Dodge, Phelps Dodge exercised its option to fund further work on the Teltiin Gol copper gold project in the Erdenet District in order to earn a 70% interest. However, based on the results of the 1,620 metre Teltiin Gol drilling program that was completed during 2006, Phelps Dodge has decided not to pursue this project any further. Fortress is currently considering further joint venture opportunities for this project.
On the Oyuut Uul copper gold prospect, a geophysical (IP and Magnetics) survey and a 1,175 metre drill program were completed in 2006. Based on the drill results, Phelps Dodge has exercised its option to fund further work on this project to earn a 70% interest.
The results from the 1,015 metre drill program at the Satyr Hudag copper gold prospect in the central Gobi Desert have been received and are currently being analyzed and will be released shortly.
As a result of the changes to the Mongolian Mineral Law discussed above, Fortress cut back its planned 2006 program and only carried out a field reconnaissance program in the Huvsgol region in order to optimize its land position in that area. With the changes in the Mineral Law, Fortress will continue to monitor the political climate as it re-evaluates its 2007 programs.
Change of Year End
IUC has providcd notice that pursuant to Section 4.8 of National Instrument 51-102, IUC has changed its year end from September 30 to December 31, effective for fiscal year 2006.
CONSOLIDATED CAPITALIZATION
The following table sets forth the consolidated capitalization of IUC, effective June 30, 2006 both before and after giving effect to the Arrangement. See the pro forma financial statements of IUC attached as Schedule F to this Circular.

Outstanding as at
		Outstanding as at	June 30, 2006,
		June 30, 2006	after giving effect
Designation	Authorized	(unaudited)	to the Arrangement
IUC Shares	Unlimited	88,472,066	176,190,781
MARKET FOR SECURITIES
The IUC Shares are listed on the TSX under the symbol “IUC”. The following table sets forth the high and low prices and trading volumes of the IUC Shares on the TSX for the periods indicated. The quotations reported are from published financial sources.

		Toronto Stock Exchange
		High	Low	Volume
		(Cdn$)	(Cdn$)
2006
	October (1-18)	6.26	5.59	4,924,096
	September	6.69	5.31	10,475,320
	August	6.28	5.50	8,870,651
	July	6.33	5.54	9,646,482
	June	5.82	4.28	14,125,404
	May	6.67	4.65	10,855,404
	April	6.50	5.93	8,257,041
	March	7.20	5.92	13,128,841
	February	7.00	5.50	8,200,974
	January	7.35	6.42	12,984,546
2005
	October – December	7.13	5.57	8,651,922
	July – September	7.59	6.11	10,570,685
	April – June	5.67	4.46	7,935,337
	January — March	5.83	4.32	11,259,374
The closing price of the IUC Shares on September 18, 2006, the last trading day prior to the public announcement of the Arrangement, was Cdn$5.91. The closing price of the IUC Shares on October 18, 2006 was Cdn$6.21.
EXECUTIVE OFFICERS’ AND DIRECTORS’ COMPENSATION
Information regarding the compensation of IUC’s directors and executive officers is set forth in IUC’s Management Information Circular and Proxy Statement dated December 19, 2005 relating to the annual amd special meeting of IUC Shareholders held on February 2, 2006, which is incorporated by reference herein.
RISK FACTORS RELATING TO IUC
For risk factors associated with the activities of IUC, see the section entitled “Risk Factors” of the IUC AIF, which is incorporated by reference herein. See also “Risk Factors” in the Circular for risks relating to the completion of the Arrangment.
DESCRIPTION OF SHARE CAPITAL OF DENISON
A description of the authorized share capital of Denison is included in the Denison AIF, which is incorporated by reference herein.
AUDITORS, REGISTRAR AND TRANSFER AGENT
The auditors of IUC are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the IUC Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.
RISK FACTORS RELATING TO DENISON AND THE ARRANGEMENT
Upon completion of the Arrangement, Denison will become a wholly owned subsidiary of IUC. An investment in the IUC Shares would be subject to certain risks in addition to the risks currently applicable to an investment in the IUC Shares. IUC Shareholders should carefully consider the risks described under the heading “Information Concerning

Denison Mines Inc. – Risk Factors”.
In addition to the above, IUC Shareholders should consider that IUC and Denison may not realize the anticipated benefits of the Arrangement.
DESCRIPTION OF SHARE CAPITAL OF IUC
A description of the authorized share capital of IUC is included in the IUC AIF, which is incorporated by reference herein.
ADDITIONAL INFORMATION
Additional information relating to IUC is also available under IUC’s profile on the SEDAR website at www.sedar.com. Financial information in respect of IUC and its affairs is provided in IUC’s annual audited financial statements as at and for the financial year ended September 30, 2005 and the interim unaudited financial statements as at and for the periods ended March 31, 2006 and June 30, 2006, and the related management’s discussion and analysis (“MD&A”). Copies of IUC’s financial statements and MD&A are available upon request from IUC by: (i) mail at 2101 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8; (ii) telephone at (604) 689-7842; or (iii) fax at (604) 689-4250.

H - 1

SCHEDULE H — FAIRNESS OPINION OF DUDNEE SECURITIES CORPORATION
October 18, 2006
The Board of Directors of
International Uranium Corporation
Suite 2101
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
To the Board of Directors:
Dundee Securities Corporation (“Dundee Securities”) understands that International Uranium Corporation (“IUC”) and Denison Mines Inc. (“Denison” and which term shall, to the extent required or appropriate in the context, include the subsidiaries of Denison Mines Inc.) have agreed to complete a transaction (the “Transaction”) pursuant to which the businesses of IUC and Denison will be combined and the holders of securities of Denison will receive securities of IUC in exchange therefor, all as more fully described in the arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 with effect as of September 18, 2006, between IUC, 2113537 Ontario Inc., a wholly-owned subsidiary of IUC, and Denison (the “Arrangement Agreement” and which term shall include the schedules attached thereto). The Transaction will be described in detail in, and the number and type of securities of IUC to be issued to the holders of securities of Denison in connection with the Transaction will be set forth in, a notice of meeting and management information circular (collectively the “Information Circular”) to be prepared by IUC and sent to the shareholders of IUC in connection with the meeting of shareholders of IUC which will be held to consider the Transaction.
As used in this opinion, “Exchange Ratio” means 2.88 common shares of IUC to be issued in respect of each common share of Denison on completion of the Transaction, being the exchange ratio provided in the Arrangement Agreement in respect of the Transaction.
The directors of IUC (the “Board”) have engaged Dundee Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of IUC, excluding for this purpose any common shares of IUC which may be held by Denison or any of its affiliates (such non-excluded holders of IUC common shares being referred to herein as the “IUC Shareholders”). Dundee Securities has not prepared a valuation of either IUC or Denison or any of the securities or assets thereof and this Fairness Opinion should not be construed as such.
Engagement
Dundee Securities was formally engaged by the Board pursuant to an agreement dated August 1, 2006 and accepted by IUC on August 11, 2006 between IUC and Dundee Securities (the “Advisory Agreement”). Under the Advisory Agreement, Dundee Securities agreed to render an opinion to the Board with respect to the fairness, from a financial point of view, of the Exchange Ratio to the IUC Shareholders. Following the settlement of the terms of the Transaction and the terms of the Arrangement Agreement between IUC and Denison, and the review of those terms by Dundee Securities, on September 18, 2006 Dundee Securities rendered its oral opinion to the Board as to the fairness, from a financial point of view, of the Exchange Ratio to the IUC Shareholders. This Fairness Opinion confirms the oral opinion rendered by Dundee Securities to the Board on September 18, 2006.

	Four Bentall Centre, Suite 3424	Tel: 604-647-2888
1055 Dunsmuir Street, P.O. Box 49207
A Dundee Wealth Management Company	Vancouver, BC V7X 1 KB	Fax: 604-647-0358

The terms of the Advisory Agreement provide that Dundee Securities is to be paid fees for its services under the Advisory Agreement. In addition, Dundee Securities is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by IUC in certain circumstances. Dundee Securities consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Information Circular and to the filing thereof, as necessary, by IUC with the securities commissions or similar regulatory authorities in each province and territory of Canada.
Other
Dundee Securities is not an insider, associate, or affiliate of IUC or Denison and is not an advisor to any other person or company other than to the Board with respect to the Transaction. Dundee Securities has not entered into any other agreements or arrangements with IUC or Denison or any of their affiliates with respect to any future dealings. Dundee Securities, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of IUC and Denison or any of their respective associates of affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to IUC, Denison or the Transaction.
Credentials of Dundee Securities
Dundee Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Dundee Securities, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review and Approach to Analysis
In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following
(a)	reviewed the Arrangement Agreement;

(b)	reviewed the most recent draft dated October 18, 2006 of the Information Circular (the “Draft Information Circular);

(c)	reviewed the audited consolidated financial statements of IUC for the three financial years ended September 30, 2003, 2004 and 2005;

(d)	reviewed the audited consolidated financial statements of Denison for the three financial years ended December 31, 2003, 2004 and 2005;

(e)	reviewed the annual reports to the shareholders of IUC for the three financial years ended September 30, 2003, 2004 and 2005;

(f)	reviewed the annual reports to the shareholders of Denison for the two financial years ended December 31, 2004 and 2005;

(g)	reviewed the third quarter reports to the shareholders of IUC containing management’s discussion and analysis and unaudited consolidated financial statements for the nine months ended June 30, 2006;

(h)	reviewed the second quarter reports to the shareholders of Denison containing management’s discussion and analysis and unaudited consolidated financial statements for the six months ended June 30, 2006;

(i)	reviewed the proxy circulars of IUC for the three financial years ended September 30, 2003, 2004 and 2005;

(j)	reviewed the proxy circulars of Denison for the two financial years ended December 31, 2004 and 2005;

(k)	reviewed the annual reports on Form 20-F of IUC for the three financial years ended September, 2003, 2004 and 2005 including the revised annual report on Form 20-F for the financial year ended September 30, 2004;

(l)	reviewed the annual information forms of Denison for the two financial years ended December 31, 2004 and 2005;

(m)	reviewed the technical report dated June 1, 2005, as amended February 14, 2006, of Roscoe Postle Associates Inc. prepared for Denison entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada”;

(n)	reviewed the technical report dated November 21, 2005, as amended February 14, 2006, of Roscoe Postle Associates Inc. prepared for Denison entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada”;

(o)	reviewed the technical report dated March 31, 2006, of Roscoe Postle Associates Inc. prepared for Denison entitled “Techincal Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan Canada”;

(p)	reviewed the technical report dated September 9, 2006 of Roscoe Postle Associates Inc. prepared for IUC entitled “Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A.”;

(q)	reviewed the draft technical report of Roscoe Postle Associates Inc. prepared for IUC and provided to us by IUC on July 6, 2006 entitled “Technical Report on the Arizona Strip Uranium Project”;

(r)	reviewed the draft technical report of Roscoe Postle Associates Inc. prepared for IUC and provided to us by IUC on July 6, 2006 entitled “Technical Report on Uranium Exploration Properties in Mongolia”;

(s)	conducted a site visit on July 27, 2006 to the Denison’s McClean Lake and Midwest uranium projects in Northern Saskatchewan;

(t)	conducted discussions with the management of IUC concerning the current business plan of IUC, its financial condition, its future business prospects and potential alternatives to the Transaction;

(u)	conducted discussions with senior executives and managers of Denison;

(v)	reviewed public information relating to the business, financial condition and trading history of each of IUC and Denison and other selected public companies we considered relevant;

(w)	reviewed certain historical financial information and operating data concerning IUC and Denison which was provided by IUC and Denison respectively;

(x)	reviewed certain projected financial and operating information, including without limitation, operational forecasts, financial forecasts and internal mine models, which were prepared and provided by IUC and Denison respectively;

(y)	reviewed historical market prices and valuation multiples for the common shares of IUC and the common shares of Denison and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(z)	reviewed the financial results of IUC and Denison and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(aa)	reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(bb)	compared the Exchange Ratio and its implied transaction value to the historical market prices of the common shares of Denison;

(cc)	compared the Exchange Ratio to the value per common share of Denison implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(dd)	reviewed certain industry reports and statistics as we deemed relevant for purposes of our analysis;

(ee)	reviewed a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, addressed to us and dated the date hereof, provided by senior officers of IUC; and

(ff)	reviewed and considered such other financial, market, technical and industry information, conducted such other investigations, analyses and discussions (including discussions with senior management, legal counsel to IUC and other third parties) as we consider relevant and appropriate in the circumstances.

In our assessment, we looked at several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.
Dundee Securities has not, to the best of its knowledge, been denied access by IUC or Denison to any information under their control requested by Dundee Securities. Dundee Securities did not meet with the auditors of IUC or Denison and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statement of each of IUC and Denison and the reports of the auditor thereon.
Assumptions and Limitations
With the approval and agreement of the Board, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, including the Transaction, or provided to us by IUC or Denison, their respective subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to IUC, Denison, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of IUC or Denison under any provincial or federal laws relating to bankruptcy, insolvency or similar matters.
With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Dundee Securities and used in its analyses, Dundee Securities notes that projecting future results of any company is inherently subject to uncertainty. Dundee Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of IUC and Denison to which such financial analyses, forecasts, projections, estimates and/or budgets relate. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.
We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of IUC, and that the other transactions contemplated by the Arrangement Agreement will be consummated as described in the Arrangement Agreement. In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Draft Information Circular with respect to IUC, Denison and their respective subsidiaries and affiliates and the Transaction is accurate in all material respects.
We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on IUC or Denison or on the contemplated benefits of the Transaction.
Senior officers of IUC have represented to Dundee Securities in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial or otherwise)

relating to IUC provided to Dundee Securities by, or on behalf of, the Corporation in connection with the engagement of Dundee Securities under the Advisory Agreement (collectively the “Information”) is, or in the case of historical information was, at the date of preparation, true and accurate in all material respects and does not or did not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which such statements were made and that (ii) since the dates of which the Information was provided to Dundee Securities, except as disclosed in writing to Dundee Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of IUC or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.
The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of IUC as they are reflected in the Information and as they were represented to us in our discussions with the management of IUC. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Dundee Securities and any party involved in the Transaction.
We have not been asked to prepare and have not prepared a valuation of IUC or Denison or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Rule 61-501 – Insider Bids, Issuer Bids, Business Combination and Related Party Transactions of the Ontario Securities Commission).
This Fairness Opinion is provided for the use of the Board only and may not be relied upon by any other person. Dundee Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which any come or be brought to the attention of Dundee Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Dundee Securities reserves the right to change, modify or withdraw the Fairness Opinion.
Dundee Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Fairness Opinion is not to be construed as a recommendation to any shareholder of IUC as to whether to vote in favour of the Transaction.
Fairness Conclusion
Based on and subject to the foregoing and such other factors as Dundee Securities considered relevant, Dundee Securities is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the IUC Shareholders.
Yours truly,
DUNDEE SECURITIES CORPORATION

SCHEDULE I — ADDITIONAL DISCLOSURE REGARDING DENISON MINES INC.
Recent Developments
Normal Course Issuer Bid
On June 16, 2006, Denison initiated a normal course issuer bid to acquire up to 2,000,000 common shares at market prices through the facilities of TSX. During the month of June, Denison purchased an aggregate of 200,000 common shares pursuant to the bid at an average cost of approximately Cdn$12.45 per share. Denison has made no further purchases. Due to the Arrangement, the bid will terminate upon the Effective Date.
Investment in Energy Metals Limited
On March 24, 2006, Denison acquired a 12% equity interest in Energy Metals Limited, an exploration company in Australia whose securities are listed on the Australian Stock Exchange. Energy Metals Limited has promising exploration properties in both Western Australia and the Northern Territory of Australia.
Technical Report on Sue D Deposit
On April 10, 2006, Denison filed on SEDAR a new independent technical report dated March 31, 2006 entitled the “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “Sue D Technical Report”) on the mineral resources attributable to the Sue D deposit at its 22.5% owned McClean Lake property in the Athabasca Basin, Saskatchewan.
The Report was prepared by Roscoe Postle Associates Inc., (“RPA”) which was retained by Denison in January 2006 to independently review and estimate the Mineral Resources of the Sue D uranium deposit in accordance with the requirements of National Instrument 43-101 (“NI 43-101”), Companion Policy 43-101CP and Form 43-101F of the Canadian Securities Administrators.
Reference should be made to the Sue D Technical Report for all of the qualifications, exclusions and assumptions relied upon by the authors in preparing the Sue D Technical Report, a full copy of which can be found as www.sedar.com.
Information Regarding the McClean Lake Property and the Sue D Deposit
The Sue D uranium deposit forms part of the McClean Lake property, of which Denison owns 22.5%. AREVA is the operator of the McClean Lake property and owns 70.0%, with OURD (Canada) Co., Ltd. owning the remaining 7.5%. A general description of the McClean Lake property, information regarding the location of the property, information regarding accessibility, climate, infrastructure and physiography of the McClean Lake property, a history of the McClean Lake property, and information regarding the geological setting and exploration of the McClean Lake property are contained under the heading “Information Regarding Mineral Properties – McClean Lake” in the Denison AIF, which is incorporated herein by reference.
Further information regarding the Sue D deposit is set forth below.
     Mineralization
At the Sue D deposit, the mineralization trends N 12° E for approximately 140 metres, has widths up to 16 metres and thickness from 10 metres to 30 metres. Mineralization is strongly fault controlled and occurs in upper and lower zones that are hosted almost entirely in the basement. The lower zone accounts for most of the Sue D Indicated Mineral Resource and lies at a depth of approximately 155 metres to 220 metres below surface, or approximately 75 metres to 110 metres below the sandstone-basement unconformity. The upper zone consists of less continuous lenses located at or near the unconformity.

The Sue D mineralization consists primarily of pitchblende and uraninite accompanied by nicolite (nickel sulfarsenides). Some remobilized uranium is present as coffinite. The mineralization occurs in disseminated thin veins or fracture/breccia fills and as massive patches and nodules agglomerated along foliation. Nickel, cobalt and arsenic grades are generally low, typical of basement deposits, but local pockets of higher grades occur ranging up to 25.3% N; and 0.16% Co. Sue D may be classed as a basement-hosted, ingress type unconformity related uranium deposit similar to the Sue C and Sue E deposits on the Sue trend and Rabbit Lake, Eagle Point, Claude and Cluff Lake North deposits elsewhere in the Athabasca Basin.
     Drilling
Sue D was explored by diamond drilling from surface from 1989 to 1992. Forty-three holes totalling 8.703 metres were completed in three campaigns. An additional 23 fill-in holes were drilled in 1994 and in 2001.
The resource drilling covers an area of 140 metres by 230 metres or approximately 2.5 hectares. Holes were collared on nominal 12.5 metre sections and spaced 10 metres apart on section, and most holes penetrate in excess of 100 metres into the basement. The section spacing at Sue D is similar to the spacing used for delineation drilling at other McClean Lake deposits.
     Sampling and Analysis
Core sampling is the primary sampling method at Sue D. Hand-held scintillometer readings on ore guided sampling and provided for sampling on the basis of radiometric responses (uranium grade) where necessary. Sampling was relatively continuous for mineralized intervals within the mineralized zone, but above the zone in sandstone only mineralized intervals were analyzed.
Core sampling intervals vary from 0.4 metres to 15.3 metres. Sampling was standardized at 0.5 metre intervals and 85% of the sampled intervals are at 0.4 metres to 0.5 metres. Sampling in the deposit is grade independent, with 90% of the samples taken at 0.5 metre intervals. Longer sample lengths are all in waste.
Chemical analysis of core samples for U3O8 were performed by Barringer Laboratories (Alberta) Ltd. in Calgary until 1992, with later assaying being done at the Saskatchewan Research Council geochemical laboratory in Saskatoon.
     Security of Sampling
A description of quality assurance programs and quality control measures (QA/QC) applied to sampling and assaying at McClean Lake, including the exploration of Sue D, are set out in the Denison AIF under the heading “Information Regarding Mineral Properties – McClean Lake”.
     Mineral Resources
RPA carried out an independent resource estimation of the Sue D deposit by conventional 3-D computer block modelling. A minimum vertical mining width of two metres was employed. Open pit mines at the McClean Lake property have historically used an ore cut-off grade of 0.1% U3O8 to define ore scheduled for processing versus discarded material. RPA reviewed this cut-off grade against current economic factors, including operating costs, metallurgical recovery and U3O8 prices and revenue criteria and concluded that the 0.1% U3O8 cut-off grade is reasonable for resource determination for Sue D.
RPA has classified the Sue D deposit mineral resources as Indicated and Inferred as such terms have been defined under NI 43-101. The Sue D Technical Report identifies Indicated Mineral Resources for the Sue D deposit totalling 122,800 tonnes at an average grade of 1.05% U3O8 containing 2.8 million pounds of U3O8 (Denison’s share 0.6 million pounds) and Inferred Mineral Resources totaling 24,240 tonnes at an average grade of 0.39% U3O8 containing 0.2 million pounds (Denison’s share 0.05 million pounds) based on a 0.1% cut-off grade.
The resource information on the Sue D deposit is as reported in the Sue D Technical Report. James W. Hendry, P.Eng. and Richard E. Routledge, M.Sc., qualified persons in accordance with the requirements of NI 43-101, were responsible for the Sue D Technical Report. The mineral resource estimates provided herein are consistent with the definitions set out in NI 43-101 and defined by the Canadian Institute of Mining, Metallurgy and Petroleum Engineers (“CIM”) Standards of Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
Elliot Lake Decision
On September 15, 2006, the Ontario Superior Court of Justice (Divisional Court) dismissed the application for leave to appeal made by the City of Elliot Lake (the “City”) of a decision of the Ontario Assessment Review Board (the “Board”) regarding the assessed value of Denison’s decommissioned mine site at Elliot Lake. The City had filed an application for leave to appeal the Board’s decision in relation to a complaint filed by the City concerning the property assessment values on and classification of Denison’s Elliot Lake closed mine site. This decision finally resolves this matter.
New Officer
Denison appointed Mr. William Shaver as Executive Vice-President and Director, Mining on September 25, 2006. Mr. Shaver brings extensive mining experience to Denison and will have significant responsibility for New IUC’s mining and environmental services projects and operations after the Arrangement.
MARKET FOR SECURITIES
The Denison Shares are listed on the TSX under the symbol “DEN”. The following table sets forth the high and low prices and trading volumes of the Denison Shares on the TSX for the periods indicated. The quotations reported are from published financial sources.

		Toronto Stock Exchange
		High	Low	Volume
		(Cdn$)	(Cdn$)	(000s)
2006
	October (1-18)	17.75	16.09	3,484,874
	September	17.24	14.77	6,393,867
	August	14.92	13.17	2,312,278
	July	14.21	12.93	2,234,298
	June	14.79	10.56	4,245,174
	May	16.76	13.25	3,559,432
	April	16.74	14.60	4,694,299
	March	15.59	12.82	5,794,400
	February	18.00	14.37	4,396,818
	January	18.70	14.80	4,149,535
2005
	October – December	16.16	13.00	3,343,973
	July – September	18.76	16.31	3,351,536
	April – June	17.55	14.19	3,840,627
	January — March	19.20	13.65	4,906,208
The closing price of the Denison Shares on the TSX on September 18, 2006, the last trading day prior to the public announcement of the Arrangement, was Cdn$16.80. The closing price of the Denison Shares on October 18, 2006 was Cdn$17.70.
CONSOLIDATED CAPITALIZATION
The following table sets forth the consolidated capitalization of Denison Mines Inc. as at June 30, 2006:

		Outstanding as at June 30, 2006
Designation	Authorized	(unaudited)
Common Shares	Unlimited	$181,215,000
		(30,457,887 shares)

Warrant	N/A	$12,398,000
		(3,324,151 shares)

Preferred Shares	Unlimited	Nil

Credit Facilities	N/A	Nil
EXECUTIVE OFFICERS’ AND DIRECTORS’ COMPENSATION
Information regarding the compensation of Denison’s directors and executive officers and regarding the Denison Share Option Plan is set forth under the headings “Executive Compensation”, “Compensation of Directors” and “Securities Authorized for Issuance under Equity Compensation Plans” in Denison’s Management Information Circular and Proxy Statement dated March 7, 2006 relating to the annual meeting of Denison Shareholders held on April 19, 2006, which is incorporated by reference herein.
RISK FACTORS
For risk factors associated with the activities of Denison, see the section entitled “Risk Factors” of the Denison AIF, which is incorporated by reference herein. See also “Risk Factors” in the Circular for risks relating to the completion of the Arrangment.
DESCRIPTION OF SHARE CAPITAL
A description of the authorized share capital of Denison is included in the Denison AIF, which is incorporated by reference herein.
AUDITORS, REGISTRAR AND TRANSFER AGENT
The auditors of Denison are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.The registrar and transfer agent for the Denison Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.
ADDITIONAL INFORMATION
Additional information relating to Denison is available under Denison’s profile on the SEDAR website at www.sedar.com. Financial information in respect of Denison and its affairs is provided in Denison’s annual audited financial statements as at and for the financial year ended December 31, 2005 and the interim unaudited financial statements as at and for the periods ended March 31, 2006 and June 30, 2006, and the related management’s discussion and analysis (“MD&A”). Copies of Denison’s financial statements and MD&A are available upon request from Denison by: (i) mail at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2; (ii) telephone at (416) 979-1991; or (iii) fax at (416) 979-5893.

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF
INTERNATIONAL URANIUM CORPORATION (the “Corporation”)
TO BE HELD AT THE DESIGN EXCHANGE, 234 BAY STREET, TORONTO DOMINION CENTRE, TORONTO, ONTARIO, CANADA, ON MONDAY, THE 20th DAY OF NOVEMBER, 2006 AT 10:30 AM. (TORONTO TIME)
The undersigned shareholder (“Registered Shareholder”) of the Corporation hereby appoints, Ronald F. Hochstein, President and Chief Executive Officer of the Corporation, or failing this person, John H. Craig, a Director of the Corporation, or failing these persons, Lukas H. Lundin, the Chairman of the Board of the Corporation or in the place of the foregoing,                                                             , as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.
If any amendments or variations to the matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Circular)

		For	Against
1.	To authorize the issue of up to a maximum of 102,000,000 common shares in the capital of the Corporation in connection with the proposed arrangement including the business combination of the Corporation and Denison Mines Inc. The full text of the Share Issue Resolution is set out in Schedule “A” of the Circular.
		For	Withhold
2.	To authorize the appointment of three additional directors to the board of directors of the Corporation as more particularly described in the IUC New Board Resolution set out in Schedule “B” of the Circular.
		For	Against
3.	To authorize and approve certain amendments to the IUC incentive stock option plan as more particularly described in the IUC SOP Amendment Resolution as set out in Schedule “C” of the Circular.
		For	Against
4.	To authorize the change of name of the Corporation to “Denison Mines Ltd.” or such other name containing the name “Denison” as shall be authorized by the board of directors of the Corporation and Denison Mines Ltd. The full text of the Name Change Resolution is set out in Schedule “D” of the Circular.
		For	Against
5.	To grant the proxyholder authority at his discretion on any other business or amendment or variation to the previous resolutions.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy
(If the number of shares represented by this Proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.)
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED
SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting or any adjournment thereof in person but wishes to vote on the resolutions, may do the following:
(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the matters identified in the Notice of Meeting accompanying this Proxy, the shares represented by proxies in favour of management nominees will be voted in favour of such matters. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE INVESTOR SERVICES INC. by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:
Computershare Investor Services Inc.
Proxy Dept., 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 – Outside North America: (416) 263-9524